As filed with the Securities and Exchange Commission on October 15, 2004
Registration No. 333-117459

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Celebrate Express, Inc.

(Exact name of registrant as specified in its charter)

Washington	5961	91-1644428
(State of or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11220-120th Avenue NE

Kirkland, Washington 98033
(425) 250-1061
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael K. Jewell

Chief Executive Officer
11220-120th Avenue NE
Kirkland, Washington 98033
(425) 250-1061
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sonya F. Erickson Jeffry A. Shelby Heller Ehrman White & McAuliffe LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 (206) 447-0900	Gary J. Singer Thomas J. Leary O’Melveny & Myers LLP 610 Newport Center Drive, 17th Floor Newport Beach, CA 92660 (949) 760-6900

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated October 15, 2004

2,857,200 Shares

Common Stock

We are selling 1,716,979 shares of our common stock. The selling shareholders are offering 1,140,221 shares of common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for the common stock of Celebrate Express. See “Underwriting” for discussion of the factors considered in determining the initial public offering price. We are applying to list our common stock on the Nasdaq National Market under the symbol “BDAY” subject to official notice of issuance. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling shareholders	$	$

The underwriters may also purchase up to 428,580 shares of our common stock, 357,150 shares from us and 71,430 from the selling shareholders, at the public offering price, less underwriting discounts and commissions, to cover over-allotments. We will not receive any of the proceeds of the sale of shares by the selling shareholders.

The underwriters expect to deliver the shares to purchasers on                     , 2004.

SG Cowen & Co.

CIBC World Markets

Pacific Crest Securities

                        , 2004

Celebrate Express, Inc.

We're a leading resource for parents who want to create memorable celebrations for their young children.

Creating a lifetime
of memories

Multiple brands enable us to offer products and services for a family's celebrations year-round.

Birthday Express

Storybook Heirlooms

Costume Express

Celebrate We’re a leading resource for parents memorable celebrations for their Creating a lifetime of memories Multiple brands enable us to offer for a family’s celebrations year-

BIRTHDAY EXPRESS

Helping parents create complete birthday celebrations.

We make party planning a piece of cake—and partyware is just the start of the shopping experience customers enjoy.

Shopping is convenient. Kids help choose the party theme. Then parents just logon to BirthdayExpress.com or call to place their order.

Get whimsical invitations.

Party Planning Guides offer theme-specific menus, games and ideas.

The Dog menu tips: Instead of a traditional cake, try...pupcakes!

Delight kids with ice cream served in real dog dishes.

Broad merchandising assortment includes over 100 party themes—more than 40 are proprietary, such as The Dog®

HAPPY BIRTHDAY
MIRANDA

A personalized birthday banner makes it a special day.

"Ears" to fun accessories—up to 35 separate items available per theme to customize a party.

Favor boxes are filled with imaginative, theme-related toys.

Bone cups for thirsty "pups."

Crafts and activities: Time flies when they're having fun!

A dog bone piñata is always a hit.

"Thanks, Mom—this is my best birthday ever!"

Helping completeCreative and We make party planning aTime is just the start of the when having for help choose Then ust to BirthdayExpress to place to party Favor boxes imaginative, Gethimsical A Dog artyis offer and The Dog Instead of cake, try Delight kidsA personalized served inakes it aThanks, this is my c artlist

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

      This summary highlights the information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common shares. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and financial statements and related notes included in this prospectus.

The Company

      Celebrate Express is a leading provider of celebration products serving families with young children, via the Internet and catalogs. We currently operate three brands, Birthday Express, Storybook Heirlooms and Costume Express, which respectively offer high-quality children’s party products, girls’ specialty apparel and children’s costumes. Our marketing strategy utilizes our branded websites, complemented by our branded catalogs, to offer products as completely coordinated assortments. We support our customer’s purchasing experience with detailed product information, knowledgeable event planning advice and responsive customer service. Our goal is to help busy parents celebrate the special moments in their children’s lives.

      Our business model offers a broad assortment of proprietary products, which we internally design and manufacture or directly source, as well as third-party products which we purchase from market suppliers. Our proprietary products, which currently represent over 55% of our sales, serve to differentiate us from competitors and provide a margin advantage relative to our other products, while third-party products allow us to capitalize on market trends. We complement our product mix with a wide variety of accessories, allowing customers to purchase an entire suite of coordinated products from a single source without having to travel to multiple retail locations. Our centralized inventory management maximizes product availability and allows us to customize our product assortment to meet specific customer needs. Our internal product development, manufacturing and sourcing capabilities allow us to develop creative new products and quickly respond to changes in customer demand. We believe that the combination of these factors creates a more compelling shopping experience than traditional retail stores.

      We launched our Birthday Express brand in 1994, offering customers a wide selection of high-quality children’s theme-based party supplies in customized assortments. We currently offer more than 100 popular children’s themes, including third-party products such as Spider-Man, Finding Nemo and Disney Princesses, as well as over 40 proprietary themes such as Tony Hawk, Unicorn and Disney’s Home on the Range. Each party theme includes as many as 35 products, such as traditional paper goods complemented by activity kits, whimsical party hats, personalized banners and distinctive favor-filled boxes. We offer our party products individually or in bundled party packages ranging in price from approximately $21 to $170, all of which can be customized for the exact number of guests. As a result, our average Birthday Express order contained 20 items during our fiscal year ended May 31, 2004. In addition, our Birthday Express customers receive detailed party planning advice, including suggestions on age-appropriate party activities, recipes and decorating ideas.

      In recent years, we have increased our customer’s frequency of purchase by offering additional brands. Our Storybook Heirlooms, or Storybook, brand, which we acquired in 2001, provides high-quality specialty apparel for young girls, with a particular focus on age-appropriate special occasion dresses. Our Costume Express brand, which we launched in 2003, offers an assortment of high-quality children’s and family costumes for Halloween and year-round dress-up fun. These additional brands have allowed us to leverage our product development expertise, sourcing capabilities, inventory management skills and customer database to increase our revenue. The predictable demand for these celebration products and the diversity of our brand portfolio have also served to minimize the seasonality of our business.

      Our objective is to become the leading multi-brand destination for celebration products, marketed as complete solutions, for families with young children. To achieve this, we plan to introduce new brands with which we can effectively leverage our customer database and existing business infrastructure. This will give customers greater opportunities to purchase our products, which we believe will increase frequency of purchase. We continually review our product portfolio in an effort to increase net sales per order. As we grow, we plan to manufacture or directly source a larger portion of our products to efficiently manage our product costs.

      Our database has grown from 1.3 million customers as of May 31, 2002 to over 2.0 million as of August 31, 2004. We classify a customer as any individual or household that has at any time placed an order with us. For the three months ended August 31, 2004, we generated $14.5 million in net sales, an increase of 37.9% from $10.5 million in the three months ended August 31, 2003. Our gross margin as a percentage of sales improved from 48.5% in the three months ended August 31, 2003 to 49.3% in the three months ended August 31, 2004. For the three months ended August 31, 2004, our operating income increased to $518,000 from a loss of $471,000 in the three months ended August 31, 2003. For our fiscal year ended May 31, 2004, we generated $51.9 million in net sales, an increase of 37.4% from $37.8 million in our fiscal year ended May 31, 2003. Gross margin as a percentage of net sales improved from 48.5% in our fiscal year ended May 31, 2003 to 48.8% in our fiscal year ended May 31, 2004. For our fiscal year ended May 31, 2004, operating income increased to $1.3 million from a loss of $1.1 million in our fiscal year ended May 31, 2003. In our fiscal year ended May 31, 2004, our Birthday Express brand accounted for approximately 80% of total sales. Our websites, www.BirthdayExpress.com, www.Storybook.com and www.CostumeExpress.com, represent our fastest growing sales channel and comprised approximately 55% of sales for our fiscal year ended May 31, 2004. In the same period, our net sales per order was $78.02 and 47% of our sales came from repeat customers.

Company Information

      Our business was incorporated in Washington on June 15, 1994 as Birthday Express, Inc. In January 2000, we changed our name to CelebrateExpress.com, Inc., and in June 2004 we changed our name to Celebrate Express, Inc. Our principal executive offices are located at 11220-120th Avenue NE, Kirkland, Washington 98033, and our telephone number is (425) 250-1061. Our websites include and references in this prospectus to our websites refer to www.BirthdayExpress.com, www.Storybook.com and www.CostumeExpress.com. Information contained on, or accessible through, our websites does not constitute part of this prospectus.

The Offering

Common stock we are offering	1,716,979 shares

Common stock the selling shareholders are offering	1,140,221 shares

Common stock to be outstanding after this offering	6,643,540 shares

Use of proceeds	We intend to use the net proceeds from this offering for the repayment of a $5.0 million term loan and general corporate purposes, including working capital. In addition, we may use a portion of the net proceeds to acquire complementary businesses or products. We have no commitments with respect to any acquisition. We will not receive any proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	BDAY

      The number of shares of common stock to be outstanding after this offering is based on 4,926,561 shares of common stock issued and outstanding as of August 31, 2004. Except where we state otherwise, the common stock information we present in this prospectus:

•	gives effect to a 1-for-1.51 reverse stock split of our common stock which was effected on October 15, 2004;

•	is based on shares outstanding as of August 31, 2004, and excludes:

•	27,174 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $12.56 per share;

•	726,475 shares issuable upon exercise of options outstanding as of August 31, 2004 at a weighted average exercise price of $1.95 per share; and

•	an additional 805,581 shares available for future issuance under our equity incentive and employee stock purchase plans, each containing provisions that automatically increase their share reserves each year, as more fully described in “Management — Benefit Plans”;

•	assumes no exercise of the underwriters’ over-allotment option;

•	gives effect to the conversion of 4,738,584 shares of our preferred stock into 3,138,175 shares of our common stock upon the closing of this offering;

•	assumes the net exercise of warrants to purchase 190,394 shares of our preferred stock at a weighted average exercise price of $3.55 and 6,622 shares of our common stock at an exercise price of $1.66, which will expire or for which we have been notified will be net exercised at the closing of this offering, resulting in the issuance of 147,928 shares of common stock, based on the assumed initial public offering price of $14.00; and

•	assumes adoption of our amended and restated articles of incorporation and restated bylaws at the closing of this offering.

      Birthday Express®, BirthdayExpress.com®, Celebrate ExpressTM, Costume ExpressTM, CostumeExpress.comTM, Storybook Heirlooms® and Storybook.comTM are trademarks owned by us. This prospectus also makes reference to trademarks, brand names and logos of other companies which are the property of their respective owners.

      This prospectus contains market data and industry forecasts that were obtained from independent industry and government publications.

Summary Financial Data

(in thousands, except share, per share and net sales per order data)

      The following tables summarize our financial data for the periods presented. You should read the following financial information together with the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus. As described in Note 11 to the financial statements, our financial statements as of and for the year ended May 31, 2004, have been restated from the amounts previously reported to reflect changes in unearned compensation.

				Three Months Ended
	Fiscal Year Ended May 31,			August 31,

	2002	2003	2004	2003	2004

			(as restated)	(as restated)
Statement of Operations Data:
Net sales	$29,914	$37,811	$51,939	$10,528	$14,523
Cost of sales	14,235	19,483	26,574	5,421	7,361

Gross margin	15,679	18,328	25,365	5,107	7,162
Operating expenses:
Fulfillment	5,957	5,371	6,627	1,581	1,821
Selling and marketing	8,523	9,913	12,834	2,805	3,392
General and administrative	3,852	4,112	4,636	1,191	1,431
Asset impairment	1,388	—	—	—	—

Total operating expenses	19,720	19,396	24,097	5,577	6,644

Income (loss) from operations	(4,041)	(1,068)	1,268	(470)	518
Other income (expense), net	(225)	(521)	(788)	(151)	(111)

Net income (loss) before income taxes	(4,266)	(1,589)	480	(621)	407
Income tax benefit (expense)	—	—	9,013	—	(166)

Net income (loss)	(4,266)	(1,589)	9,493	(621)	241
Accretion to preferred stock redemption value	(196)	(265)	(266)	(67)	(67)

Net income (loss) available for common shareholders	$(4,462)	$(1,854)	$9,227	$(688)	$174

Net income (loss) per share:
Basic	$(3.23)	$(1.34)	$6.39	$(0.49)	$0.11

Diluted	$(3.23)	$(1.34)	$1.85	$(0.49)	$0.05

Pro forma net income (loss) per share:
Basic (unaudited)			$2.03		$0.05

Diluted (unaudited)			$1.85		$0.05

Weighted average shares outstanding:
Basic	1,382,217	1,388,323	1,444,964	1,398,625	1,636,993
Diluted	1,382,217	1,388,323	5,127,377	1,398,625	5,265,642
Pro forma weighted average shares outstanding:
Basic (unaudited)			4,665,761		4,919,204
Diluted (unaudited)			5,127,377		5,265,642
Additional Operating Data:
Total number of customers in our database	1,265	1,554	1,924	1,638	2,034
Percentage of sales from repeat customers	44%	47%	47%	43%	48%
Number of orders shipped	464	524	666	139	182
Net sales per order	$64.52	$72.14	$78.02	$75.67	$79.81

	As of August 31, 2004

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,412	$1,412	$17,617
Working capital	5,575	5,575	21,780
Total assets	23,079	23,079	39,284
Long-term debt, less current portion	4,341	4,341	12
Mandatorily redeemable convertible preferred stock	28,110	—	—
Mandatorily redeemable convertible preferred stock warrants	1,056	—	—
Total shareholders’ equity (deficit)	(17,841)	11,326	32,531

      The table above summarizes our balance sheet as of August 31, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of 4,738,584 shares of preferred stock into 3,138,175 shares of our common stock and the assumed net exercise of warrants to purchase 190,394 shares of our preferred stock at a weighted average exercise price of $3.55 and 6,622 shares of our common stock at an exercise price of $1.66, resulting in the issuance of 147,928 shares of common stock, based on the assumed initial public offering price of $14.00; and

•	on a pro forma as adjusted basis to give effect to the sale of 1,716,979 shares of common stock offered by us at an assumed initial offering price of $14.00 per share, the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and our estimated offering expenses and to reflect repayment of our $5 million term loan with the proceeds of this offering.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We achieved annual net income for the first time during our last fiscal year and we cannot assure you that we will continue to operate profitably.

      We achieved an annual net income for the first time in our corporate history during our fiscal year ended May 31, 2004. Prior to our last fiscal year we have had a history of losses, including net losses of $1.6 million in our fiscal year ended May 31, 2003 and $4.3 million in our fiscal year ended May 31, 2002. We may incur losses again in our current or future fiscal years, especially as we introduce new products. We expect our operating expenses to increase in the future, as we, among other things:

•	expand into new product categories;

•	continue with our marketing efforts to build our brand names;

•	expand our customer base;

•	upgrade our operational and financial systems, procedures and controls;

•	assume the responsibilities of being a public company; and

•	retain existing personnel and hire additional personnel.

      In order to maintain profitability as we expand into new product categories, we will need to generate sales exceeding historical levels and/ or reduce relative operating expenditures. We may not be able to generate the required sales from our current or new product categories or reduce operating expenses sufficiently to sustain or increase operating profitability. If we have a shortfall in sales without a corresponding reduction to our expenses, our operating results will suffer. It is possible that results of operations may be below the expectations of public market analysts and investors, which could cause the trading price of our common stock to fall.

The favorable impact of the income tax benefit in 2004 affects the comparability of our results and utilization of our deferred tax assets is dependent on future taxable income.

      In our fiscal year ended May 31, 2004, based on the information existing at that time including consideration of our forecasted book and tax income, we reduced the valuation allowance on our deferred tax assets by $9.0 million and recognized a corresponding tax benefit in our fiscal 2004 results of operations. This tax benefit causes our financial results for our fiscal year ended May 31, 2004 to appear significantly more favorable than they would in the absence of the tax benefit. The favorable impact of the $9.0 million tax benefit may distort the trends in our operating results and will impact the comparability of our results of operations with other periods. The tax benefit may also make our financial results appear more favorable than those of companies with similar results of operations that have not reduced a valuation allowance on their net deferred tax assets in the comparable period. In addition, should our operating results fall below expectations, we may need to evaluate the need to re-establish a valuation allowance against our deferred tax asset. If the valuation allowance were to be re-established it would negatively affect the financial results in the period in which it was re-established. Additionally, unanticipated changes in ownership of our common stock may restrict the ability to realize the benefit of our net operating loss carryforwards.

If we do not successfully expand sales into other product categories beyond party goods, we may not be able to achieve our desired revenue growth.

      We were incorporated and began selling party products through our direct marketing catalog in June 1994 and on our www.BirthdayExpress.com website in April 1996. In April 2001, we acquired certain assets of Storybook Inc., a direct marketer of girls’ specialty and special occasion apparel. In February 2002, we re-launched the Storybook brand and the website www.Storybook.com. In September 2003, we launched our website and catalog for Costume Express, a provider of children’s and family costumes. We have historically derived more than 80% of our revenues from the sale of party products and accessories to families with young children under our Birthday Express brand. In order to achieve the desired growth in our sales and business, we will need to expand into new product categories. Challenges that may affect our ability to expand into new product categories include our ability to:

•	successfully design, produce and market new products;

•	identify and introduce new product categories;

•	maintain our gross margins with respect to new product categories;

•	provide a satisfactory mix of merchandise that is responsive to the needs of our customers;

•	broaden consumer awareness of our existing and future brands;

•	manage our online and offline marketing costs; and

•	manage our dual-channel direct marketing model.

In addition, we may experience a higher degree of seasonality in our business as we expand our brands or expand into new brands or product categories that have seasonal significance. If we are unsuccessful in addressing these risks and uncertainties, our business, financial condition and results of operations may be harmed.

We must compete with other party goods retailers and mass merchandisers on the selection, quality and price of our products, and failure to do so successfully could negatively affect our stock price.

      In order to meet our strategic goals, we must successfully offer, on a continuous basis, a broad selection of appealing products to families with young children. To successfully compete against other party goods retailers and mass merchandisers, our product offerings must be affordable, high-quality, innovative and attractive to a wide range of consumers whose preferences may change from time to time. We cannot predict with certainty that we will be successful in offering products that meet these requirements. If consumers do not find our products attractive or our products otherwise become less popular with consumers, we may see increased merchandise returns, inventory write-downs and increased costs. Any shortcomings in our merchandise strategy could adversely affect our operating results and cash flows. This may, in turn, cause our stock price to fall.

Children’s tastes change and are often difficult to predict, and any failure by us to correctly identify and react appropriately to these changing preferences could hurt our sales and gross margins and render a portion of our inventory obsolete.

      Our failure to anticipate, identify or react appropriately to changes in consumer demand could lead to excess inventories and significant markdowns or a shortage of products and lost sales. Our strategy, relations with our customers and margins are dependent, in part, on our identification and regular introduction of new designs that are appealing to our customers, especially children. We cannot assure you that we will be able to identify, obtain or license popular third-party designs or that our design personnel will be able to timely identify and introduce appealing designs in sufficient volume to support our strategy and operations.

      We must also anticipate changes in the tastes and preferences of consumers in order to compete for their business successfully. In particular, our ability to anticipate changes in the tastes and preferences of children, which change often and quickly, is crucial to our success, and we could misinterpret or fail to identify trends on a timely basis. Further, product orders must be placed with suppliers before we receive orders from our customers, and the demand for specific products can change between the time the products are ordered by us and the date we receive them. If we underestimate consumer demand, we may disappoint customers and lose potential sales to our competitors. If we overestimate consumer acceptance of our products, we may be required to take significant inventory markdowns or sell our products at sale prices, which could reduce our sales and gross margins.

If we fail to promote and maintain our brands effectively, we may not be able to compete successfully with better-known competitors.

      Building and maintaining recognition of our brands by families with young children is critical to expanding our customer base and competing successfully against other party goods retailers and mass merchandisers with greater brand recognition. In order to continue building consumer recognition of our brands, we will need to increase our financial commitment to creating and maintaining brand awareness in a manner targeted at families with young children. We cannot be certain that our marketing efforts will attract new customers, enable us to retain existing customers, or encourage repeat purchases. If these efforts are not successful, our sales may not grow to desired levels, or could even decline.

If we do not successfully maintain and expand our customer and prospect databases our sales volume could suffer and our marketing costs could increase.

      We depend on our proprietary customer and prospect databases to facilitate repeat sales and attract new customers. If we fail to keep these databases current, or if the information in these databases is damaged or destroyed, our sales could stagnate or even decline. If we do not expand our databases of customers and prospects, or if we fail to enhance and refine our techniques for segmenting this information to maximize its usefulness, our sales volume could suffer and our marketing costs could increase. In addition, if federal or state governments enact privacy legislation resulting in the increased regulation of mailing lists, we could experience increased costs in complying with new regulations concerning the solicitation of consents or be unable to achieve the desired database and sales volume growth.

Failure to successfully manage or expand our fulfillment and distribution operations could cause us to incur increased costs or lose customers.

      Our fulfillment and distribution operations are located in Greensboro, North Carolina. These operations are critical to the cost-effective and efficient fulfillment and shipment of customer orders. If we are unable to successfully manage our fulfillment and distribution operations, we would be required to find one or more parties to provide these services for us. This could cause us to incur significantly higher expenses or result in additional costs related to balancing inventories among multiple distribution facilities. We have recently leased an additional 24,000 square feet at our Greensboro facility, which we began to use in September 2004. As our business grows we may need to further expand our fulfillment and distribution operations to accommodate increases in customer orders. Failure to expand these operations effectively could result in delays in fulfillment and shipment of customer orders, which might in turn hurt our reputation and discourage repeat sales.

Our operating results could suffer if we are unable to successfully manage the costs of our catalog operations or if our catalogs fail to produce sales at satisfactory levels.

      Our catalogs have been an important tool for the acquisition and retention of customers. We believe that the success of our catalogs as a cost-effective marketing tool depends on the following factors:

•	effective management of costs associated with the production and distribution of our catalogs;

•	achievement of adequate response rates to our mailings;

•	displaying a mix of merchandise in our catalogs that is attractive to our customers; and

•	timely delivery of catalog mailings to our customers.

      Catalog production and mailings entail substantial paper, printing, postage and labor costs. Increases in the costs of producing and distributing our catalogs, including increases in postage rates, or paper, photography or printing costs, may reduce the margin on sales derived from our catalogs. As we incur nearly all of the costs associated with our catalogs prior to mailing, we are unable to adjust the costs incurred in connection with a particular mailing to reflect the actual performance of the catalog. In addition, response rates to our mailings and, as a result, sales generated by each mailing are affected by factors such as consumer preferences, economic conditions, the timing and mix of our catalog mailings, the timely delivery of these mailings by the postal system, and changes in our merchandise assortment, some of which are outside of our control. A significant increase in the costs associated with producing or distributing our catalogs, or failure of our catalogs to produce sales at satisfactory levels, could have a negative effect on our operating results.

We will consider acquisitions as part of our growth strategy, and failure to adequately evaluate or integrate any acquisitions could harm our business.

      We have limited experience in acquiring other businesses. In April 1997 we acquired the assets of Great Days Publishing, Inc., a product line that offers a variety of personalized date history scrolls that chronicle noteworthy events. This product line is marketed under our Birthday Express brand. In April 2001, we acquired the assets of Storybook Inc. We expect to continue to consider opportunities to acquire other products and businesses that could enhance or complement our current products and services or expand the breadth of our product categories or customer base. Potential and completed acquisitions involve numerous risks, including:

•	problems assimilating the purchased products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition, including accounting charges and transaction expenses;

•	diversion of management’s attention from our existing brands;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering product categories in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

For example, in the acquisition of Storybook, we incurred higher than expected customer returns, saleable product inventory was lower than expected and integration expenses were higher than forecasted. If we fail to properly evaluate and execute future acquisitions, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer.

Increased product returns, or a failure by us to accurately predict the level of product returns, could harm our business.

      As part of our customer support commitment, we maintain a product return policy that allows recipients to return most items received from us with which they are dissatisfied. We make allowances for product returns in our financial statements based on historical return rates. We cannot assure you that actual product returns will not significantly exceed our allowances for returns. In addition, because our allowances are based on historical return rates, we cannot assure you that the introduction of new merchandise within existing or new product categories, increased sales over the Internet, changes in the habits of our customers or other factors will not cause actual returns to exceed return allowances, perhaps significantly. Any increase in product returns above our allowances could have a negative impact on our financial results and may, in turn, cause our stock price to decline.

We may not be able to compete successfully against current and future competitors.

      We operate in several highly competitive markets including party goods, girls’ specialty apparel and children’s costumes. Our primary competition comes from traditional retailers that offer a variety of products in the party goods and apparel markets. We believe our primary competition in party goods and costumes is from mass merchandisers such as Target and Wal-Mart, and party goods superstores such as Party City and Party America. We also compete in these markets with a variety of other companies including: online retailers of party goods; traditional card and gift specialty retailers; supermarkets and drugstores; and catalog retailers of novelty items. Additionally, we compete in the girls’ apparel market with department stores and specialty apparel catalogs and retailers.

      Competitors can enter our market with little difficulty and can launch new websites or catalogs at a relatively low cost. Many of these current and potential competitors may have the ability to devote substantially more resources to marketing, customer support, product development and order fulfillment operations than we can. Some of our suppliers also may choose to compete with us directly and may in the future choose not to supply products to us. In addition, larger or more well-financed entities may acquire, invest in or form joint ventures with our competitors. Some of our competitors may be able to secure products from suppliers on more favorable terms, fulfill orders more efficiently or adopt more aggressive pricing than we can. If we are unable to compete effectively in our markets, our business, financial condition and operating results may suffer.

We depend on search engines to attract customers to our websites, and losing these customers would adversely affect our revenues and financial results.

      Many consumers access our websites by clicking through search results displayed by Internet search engines. Internet search engines typically provide two types of search results, algorithmic listings and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas utilized by the search engine. Purchased listings can be bought by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct consumers to our websites. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If one or more of the search engines on which we rely for algorithmic listings were to modify its algorithms, resulting in fewer consumers clicking through to our websites, we would need to increase our marketing expenditures, which would adversely affect our financial results. If one or more of the search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose customers, we could be forced to look for other advertising avenues and traffic to our websites could decrease.

Because we do not have long-term contracts for third-party products, we may not have continued access to popular products.

      Our business depends significantly on the use of third-party products and our future success is contingent upon the continued availability of these products. We do not have long-term arrangements with any vendor or distributor that would guarantee the availability of third-party products and, as a result, we do not have a predictable or guaranteed supply of these products. We cannot assure you we will have access to any third-party products in sufficient quantities. If we are unable to provide our customers with continued access to popular or exclusive third-party products, our sales could decline.

If we are unable to maintain or acquire licenses to intellectual property, we may have fewer proprietary products and our sales may decline.

      Many of our proprietary products are based on or incorporate intellectual property and other character or story rights licensed from third parties. Sales from our proprietary products that are based on or incorporate third-party licenses currently constitute approximately 15% of our total sales. These license agreements are limited in scope, typically have a two- or three-year term and lack renewal rights. We may not be able to renew key licenses when they expire or include new products in existing licenses. Moreover, most of these licenses may be terminated immediately if we breach their terms. If we are unable to maintain these licenses and obtain additional licenses with significant commercial value, or maintain them at reasonable costs, we will be unable to increase our revenue in the future unless we offset the loss of the products that depend on these licenses with an increase in sales of our independently created proprietary products.

Because we do not have long-term contracts with our suppliers, we may not have continued access to necessary materials and our sales may suffer.

      Our financial performance depends on our ability to purchase our products in sufficient quantities at competitive prices. We purchase our products from over 200 foreign and domestic manufacturers and distributors. We have no long-term purchase contracts with any of these suppliers, and therefore, have no contractual assurances of continued supply, access to products or favorable pricing. Any vendor could increase prices or discontinue selling to us at any time. In our fiscal year ended May 31, 2004, products supplied by our ten largest suppliers represented approximately 36% of inventory purchases, with our largest supplier representing 10%. If we are unable to maintain these supplier relationships, our ability to offer high-quality, favorably-priced products to our customers may be impaired, and our sales and gross margins could decline.

Our reliance on smaller or independent vendors and suppliers and manufacturers located abroad exposes us to various risks associated with disruption in product supply.

      Some of our smaller vendors have limited resources, production capacities and operating histories, which means that they may not be able to timely produce sufficient quantities of certain products demanded by our customers. In addition, our relationships with independent foreign suppliers and manufacturers are also subject to a number of risks, including:

•	work stoppages;

•	transportation delays and interruptions;

•	political instability;

•	foreign currency fluctuations;

•	changing economic conditions;

•	an increased likelihood of counterfeit, knock-off or gray market goods;

•	expropriation, nationalization, imposition of tariffs, import and export controls and other non-tariff barriers, including quotas and restrictions on the transfer of funds;

•	environmental regulation; and

•	other changes in governmental policies.

      Because of these factors, we may not be able to acquire desired products in sufficient quantities on terms acceptable to us in the future. Any inability to acquire suitable products or the loss of one or more key vendors could have a negative effect on our sales and operating results until alternative supply arrangements are made. Moreover, we may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of lesser quality or more expensive than those we currently purchase. We cannot be certain that such factors will not prevent us from procuring manufactured products in a cost-effective or timely manner.

Failure of third parties to deliver our products efficiently and in a timely manner could cause us to lose customers.

      We rely upon other parties for product shipments to and from our Greensboro, North Carolina fulfillment and distribution center. It is possible that events beyond our control, such as a strike or other disruption, could affect the ability of these parties to deliver inventory items to our facilities or merchandise to our customers. The failure of these parties to deliver goods to or from our facilities could result in delays in fulfillment of customer orders. Because our customer orders are often time-sensitive, delays by our third-party shipment providers could hurt our reputation and our ability to obtain repeat orders.

Fluctuations in the price of paper may increase our operating costs and make our expenses difficult to predict.

      We are vulnerable to fluctuations in the price of paper stock. Paper goods comprise a significant portion of our total inventory. In addition, a portion of our marketing expenditures are related to our direct marketing efforts which include our paper catalogs. If the price of paper increases significantly, we may be unable to pass the additional costs on to our customers, which could hurt our profitability. In addition, fluctuations in the price of paper could make it difficult for us to accurately forecast our expenses.

The loss of our senior management or other key personnel could harm our current and future operations and prospects.

      Our performance is substantially dependent on the continued services of our senior management and other key personnel, particularly Michael Jewell, our President and Chief Executive Officer, Lori Liddle, our Chief Marketing and Merchandising Officer, and Darin White, our Vice President, Finance. Our performance also depends on our ability to retain and motivate other officers and key employees. We do not have employment agreements with any of our key personnel. The loss of the services of Mr. Jewell, Ms. Liddle, Mr. White, any of our executive officers or other key employees for any reason could harm our business, financial condition and operating results. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, editorial, merchandising, marketing and customer support personnel. Competition for such personnel is intense and we cannot assure you that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel.

Our business involves the extensive use of intellectual property, and related claims against us could be costly or force us to abandon popular products.

      Third parties have asserted, and may in the future assert, that our business or the products we make or use infringe upon their rights. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions of infringement will harm our business. If we are forced to defend against any such claims, whether they are with or without merit and even if they are determined in our favor, we may face costly litigation, diversion of the attention of our technical and management personnel and product shipment delays. As a result of any infringement dispute, we may have to develop non-infringing products or enter into royalty or licensing agreements, which may be on unfavorable terms. If there is a successful claim of infringement against us, and we are unable to develop non-infringing products or license the infringed or similar product on a timely basis or at all, we will need to drop the infringed product from our offerings and our sales could suffer.

If the protection of our trademarks and proprietary rights is inadequate, our brands and reputation could be impaired and we could lose customers.

      The steps we take to protect our proprietary rights may be inadequate. We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Birthday Express, BirthdayExpress.com and Storybook Heirlooms are registered with the United States Patent and Trademark office, and we have recently filed federal trademark applications for Costume Express and Celebrate Express. We cannot be certain we will be able to obtain registration for our recently filed trademarks or for trademarks we submit applications for in the future. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights and our brands and reputation could be impaired and we could lose customers.

If we cannot maintain and protect our existing domain names or acquire suitable new domain names as needed, we may not be able to successfully build our brands.

      We may be unable to acquire or maintain Internet domain names relating to our brands in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brands. Such use could damage our brands and reputation and divert customers away from our websites. We currently hold various relevant domain names, including www.BirthdayExpress.com, www.Storybook.com, www.CelebrateExpress.com, and www.CostumeExpress.com. The acquisition and maintenance of domain names generally is regulated by governmental agencies. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names, any of which may affect our ability to maintain the domain names we need for our business. If we cannot prevent others from using similar domain names we may be unable to successfully build our brands.

Capacity constraints, systems failures or security breaches could prevent access to our websites, which could lower our sales and harm our reputation.

      Our service goals of performance, reliability and availability require that we have adequate capacity in our computer systems to cope with the volume of customers on our websites. As our operations grow in size and scope, we will need to improve and upgrade our systems and infrastructure to offer customers enhanced services, capacity, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance of a corresponding increase in sales. If we cannot expand our systems in a timely manner to cope with increased customer usage, we could experience disruptions in service, slower response times, lower customer satisfaction and delays in the introduction of new products and services. Any of these problems could impair our reputation, damage our brands and cause our sales to decline.

      Our ability to provide high-quality service depends on the efficient and uninterrupted operation of our computer and communications systems. Our website has experienced system interruptions from time to time and could experience periodic system interruptions in the future. Our systems and operations are also vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, design defects, vandalism, denial-of-service attacks and similar events. We do not have a formal disaster recovery plan or alternate providers of web hosting services, and outages at our data centers could mean the temporary loss of the use of our websites. Our business interruption insurance may not adequately compensate us for the associated losses. Any system failure or security breach that causes an interruption in service or decreases the responsiveness of our customer support center or websites could impair our reputation, damage our brands and cause a decrease in sales.

If we are unable to provide satisfactory telephone-based customer support, we could lose customers.

      Our ability to provide satisfactory levels of customer support also depends, to a large degree, on the efficient and uninterrupted operation of our customer support center. Any material disruption or slowdown in our telephone order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate telephone-based customer support. Further, we may be unable to attract and retain an adequate number of competent customer support representatives, which is essential in creating a favorable customer experience. If we are unable to continually provide adequate staffing for our customer support operations, our reputation could be seriously harmed. In addition, we cannot assure you that call volumes will not exceed our present system capacities. If this occurs, we could experience delays in accepting orders, responding to customer inquiries and addressing customer concerns. Also, we may be required to expand our customer support center in the near future. We cannot assure you that we will be able to find additional suitable facilities on acceptable terms or at all, which could seriously hinder our ability to provide satisfactory levels of customer support. Because our success depends in large part on keeping our customers satisfied, any failure to provide satisfactory levels of customer support would likely impair our reputation and we could lose customers.

Temporary or permanent disruption at our fulfillment facility could prevent timely shipment of customer orders and hurt our sales.

      We assemble, package, and ship our orders, and process all product returns, at our Greensboro, North Carolina fulfillment and distribution facility. In the future, we may be unable to fulfill our customers’ orders at this facility in a timely manner, or at all, due to a number of factors, including:

•	a failure to maintain or renew our existing lease agreement;

•	a power failure;

•	an employee strike or other labor stoppage;

•	telecommunications failure, terrorist attacks, acts of war or break-ins;

•	a disruption in the transportation infrastructure including air traffic and roads; or

•	fire, flood, hurricane or other disaster.

      In the event that we are temporarily unable to fulfill our customers’ orders through our Greensboro facility, we will attempt to re-ship the orders from another source. However, we cannot guarantee that we will be able to fulfill all orders or that we will be able to deliver the affected orders in a timely manner. This could result in a decrease in sales in connection with the unfulfilled orders as well as the potential loss of repeat orders from affected customers. In addition, if operations at our Greensboro facility become permanently disrupted due to any of the above or other factors, we may not be able to secure a replacement fulfillment and distribution facility on terms acceptable to us or at all. We do not currently maintain back-up power systems at our Greensboro facility, nor do we have a formal disaster recovery plan and our business interruption insurance may be insufficient to compensate us for losses that occur in the event operations at our fulfillment and distribution center are interrupted.

If the equipment we use to produce our paper products breaks down, we may experience delays in our production process, deplete our inventory and lose customers.

      We produce paper products, including plates, cups, party hats and favor boxes for all of our proprietary party themes. Because we do not have duplicate equipment for manufacturing these items, a failure of any piece of this equipment, particularly our printing machine, could halt our production process. Because our equipment was custom designed, spare parts or repair technicians may not be immediately available. We keep only limited amounts of extra inventory in our warehouses to compensate for delays in production, and any extended mechanical failure could severely deplete our inventory, resulting in decreased sales and loss of customers.

We may incur significant costs or experience product availability delays in complying with regulations applicable to the sale of our manufactured products.

      We use a variety of water-based inks, paper and coatings in the manufacture of our paper party products. We are required to maintain our manufacturing operations in compliance with United States federal, state and local laws and regulations, including but not limited to rules and regulations associated with consumer protection and safety, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the Food and Drug Administration and the Occupational Safety and Health Administration, or OSHA. Changes in laws and regulations applicable to our business could significantly increase our costs of goods sold and we may not be able to pass these increases on to our customers. If we fail to comply with current laws and regulations applicable to our business, or to pass annual inspections of our facilities by regulatory bodies, we could be subject to fines and penalties or even interruptions of our operations. In addition, failure to comply with applicable laws and regulations could subject us to the risk of private lawsuits and damages.

Risks Related to Our Industry

If use of the Internet, particularly with respect to online commerce, does not continue to increase as rapidly as we anticipate, our sales may not grow to desired levels.

      In our fiscal year ended May 31, 2004, our online sales represented 55% of our total sales. Our future sales and profits are substantially dependent upon the continued use of the Internet as an effective medium of business and communication by our customers. Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. Highly-publicized failures of some online retailers in meeting consumer demands could result in consumer reluctance to adopt the Internet as a means for commerce, and thereby damage our reputation and brands and reduce our revenues and results of operations.

      In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to the Internet servers or to users’ computers; and

•	excessive governmental regulation.

      If the Internet fails to grow as a commercial marketplace in the future, our sales may not increase as much as desired by our shareholders, or at all.

Risks related to the Internet, including security and reliability issues, are largely outside our control and may hurt our reputation or sales.

      Our online business is subject to numerous risks, many of which are outside our control. In addition to changing consumer preferences and buying trends relating to Internet usage, we are vulnerable to additional risks and uncertainties associated with the Internet. These risks include changes in required technology interfaces, website downtime or slowdowns and other technical failures or human errors, changes in applicable federal and state regulation, security breaches, and consumer privacy concerns. Our failure to respond successfully to these risks and uncertainties might adversely affect the sales through our online business, as well as damage our reputation and increase our selling and marketing and general and administrative expenses. In addition, our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our business, which relies on graphically-rich websites that require the transmission of substantial data, is also significantly dependent upon the availability and adoption of broadband Internet access and other high-speed Internet connectivity technologies. Any significant reliability, data capacity or connectivity problems experienced by the Internet or its users could harm our sales and profitability.

Government regulation of the Internet and online commerce is evolving and unfavorable changes could substantially harm our business and results of operations.

      We are subject to general business regulations and laws, as well as regulations and laws that specifically govern the Internet and online commerce. Existing and future regulations and laws may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and online commerce. Unfavorable resolution of these issues may slow the growth of online commerce and, in turn, our business.

Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brands and subject us to legal liability.

      A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Currently, a majority of our sales are billed to our customers’ credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect customer transaction data. Any compromise of our security could damage our reputation and brands and expose us to a risk of lost sales, or litigation and possible legal liability. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

Our failure to address risks associated with credit card fraud could damage our reputation and brands.

      Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase. Such losses could impair our results of operations. In addition, any failure to adequately control fraudulent credit card transactions could damage our reputation and brands, and reduce our sales.

Our sales may decrease if we are required to collect taxes on purchases.

      We do not collect or have imposed upon us sales, use or other taxes related to the products we sell, except for certain corporate-level taxes and sales taxes with respect to purchases by customers located in the states of North Carolina and Washington. However, one or more states may seek to impose sales, use or other tax collection obligations on us in the future. A successful assertion by one or more states that we should be collecting sales, use or other taxes on the sale of our products could result in substantial tax liabilities and penalties in connection with past sales. In addition, if we are required to collect these taxes we will lose one of our current cost advantages, which may decrease our ability to compete with traditional retailers and substantially harm our sales.

      We have based our policies for sales tax collection on our interpretation of certain decisions of the U.S. Supreme Court that restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made through catalogs or over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the states of North Carolina and Washington from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside of North Carolina and Washington could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than North Carolina and

Washington. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

Failure to rapidly respond to technological change could result in our services or systems becoming obsolete.

      As the Internet and online commerce industries evolve, we may be required to license emerging technologies useful to our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement these new services and technologies or adapt our websites and transaction-processing systems to customer requirements or emerging industry standards. If we fail to respond to these issues in a timely manner, we may lose existing customers and be unable to attract sufficient numbers of new customers.

Risks Related to This Offering

Requirements associated with being a public company will require significant company resources and management and board of directors attention.

      Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the other rules and regulations of the SEC or the Nasdaq National Market. We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

      In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We believe that these compliance and reporting costs will exceed $1 million per year; however, we cannot predict or estimate with certainty the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. Being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

There has been no prior public market for our common stock and an active trading market may not develop.

      Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile and you may lose all or a part of your investment.

      The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may not be representative of the price that will prevail in the open market. The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that in some future periods our results of operations may be below the expectations of securities analysts who may choose to follow out common stock, if any, and investors. If this occurs, our stock price may decline. Factors that could affect our stock price include the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in securities analysts’ recommendations or estimates, if any, of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us, our competitors or other retailers;

•	additions or departures of key personnel;

•	the trading volume of our common stock in the public market;

•	general economic conditions; and

•	financial market conditions.

      In addition, the stock market in general, and the Nasdaq National Market and the market for growth stage companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of online commerce companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Our executive officers, directors and entities affiliated with them will own approximately 44.6% of our common stock after this offering, which may delay or prevent an acquisition.

      Executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors, the approval of employee stock compensation plans, and the approval of mergers or other business combination transactions. Some of these parties are subject to a voting agreement providing for the designation and election of members of our board of directors that terminates by its terms upon the consummation of the offering. These shareholders will, in the aggregate, beneficially own approximately 44.6% of our outstanding common stock following the completion of this offering. See “Principal and Selling Shareholders.”

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or which may not yield a return.

      Management will have broad discretion over the use of proceeds from this offering. The net proceeds from our sale of common stock in this offering will be used for the repayment of a $5.0 million term loan and general corporate purposes, including working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

Future sales of our common stock may depress our stock price.

      After this offering, we will have 6,643,540 shares of common stock outstanding. The 2,857,200 shares sold in this offering, or 3,285,780 shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining 3,786,340 shares of common stock outstanding after this offering, based upon shares outstanding as of August 31, 2004, will be available for sale in the public market, with specified exceptions, 180 days following the effective date of this prospectus. This assumes the effectiveness of the lock-up agreements that all of our directors, executive officers, shareholders, optionholders and warrantholders entered into with the underwriters, pursuant to which these persons agreed not to sell or otherwise dispose of their shares of common stock or other securities. SG Cowen & Co., LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

      If our common shareholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock may decline. After this offering, assuming exercise in full of the underwriters’ over-allotment option, the holders of approximately 3,729,160 shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the resale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. These registration rights of our shareholders could impair our ability to raise capital by depressing the price at which we could sell our common stock.

      In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act of 1933, as amended, covering 726,475 shares of common stock issuable upon exercise of outstanding options under our stock plans, as of August 31, 2004, and the shares of common stock available for future issuance under our equity incentive and employee stock purchase plans. Accordingly, shares registered under this registration statement will be available for sale in the open market, subject to vesting restrictions with us, the contractual lock-up agreements described above, as well as the contractual lock-up agreements and market stand-off provisions that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

      The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute 45.9% of the total amount invested to date to fund our company based on an assumed initial offering price to the public of $14.00 per share, but will own only 25.8% of the shares of common stock outstanding after the offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

Anti-takeover provisions under our charter documents and Washington law could delay or prevent a change of control and could also limit the market price of our stock.

      Provisions of our articles of incorporation, our bylaws and Washington law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions:

•	authorize the issuance of preferred stock that can be created and issued by our board of directors without prior shareholder approval, commonly referred to as “blank check” preferred stock, with rights senior to our common stock;

•	provide for a classified board of directors;

•	prohibit or restrict us from engaging in certain significant business transactions, including acquisitions, involving our major shareholders;

•	provide that the board of directors may fix the number of directors by resolution and may fill any vacancies created either by resignation, death, disqualification, removal or by an increase in the size of the board of directors;

•	provide that special meetings of our shareholders can only be called pursuant to a resolution adopted by our board of directors, the chairman of the board or president, except as otherwise provided by law; and

•	provide that shareholder action can only be taken at an annual or special meeting of the shareholders and not by written consent.

      See “Description of Capital Stock” and “Management — Board Composition” for a discussion of these anti-takeover provisions.

FORWARD-LOOKING STATEMENTS

      This prospectus may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “continue,” “plan,” “intend,” “expect” and similar expressions identify forward-looking statements. You can also identify these forward-looking statements by discussions of strategies, plans or intentions. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. Although we believe that our expectations reflected in any forward-looking statements are reasonable, these expectations may not be achieved. The factors listed in the section captioned “Risk Factors,” as well as any cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on our business, performance, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 1,716,979 shares of common stock that we are selling in this offering will be approximately $21.2 million, based on an assumed initial offering price to the public of $14.00 per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling shareholders who propose to sell up to an aggregate of 1,140,221 shares of common stock to the underwriters.

      The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets, and to obtain additional capital. We intend to use the net proceeds from this offering for the repayment of a $5.0 million term loan and for general corporate purposes, including working capital. The $5.0 million term loan matures in April 2006 and has a variable interest rate of prime plus 2.75% with a minimum rate of 7.75%. As of August 31, 2004, the interest rate on our $5.0 million term loan was 7.75%. In addition, we may use a portion of the net proceeds to acquire complementary businesses or products. We have no present intention to acquire any such business or products.

      The amounts actually expended for each of the purposes listed above and the timing of our actual expenditures will depend on numerous factors, including sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. We have not determined the amount or timing of expenditures in the areas listed above and will retain broad discretion in the allocation and use of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our board of directors may deem relevant. Pursuant to the terms of our $5.0 million term loan, which we intend to pay off with the proceeds of this offering, we are required to obtain the lender’s written consent prior to paying dividends.

CAPITALIZATION

      The following table sets forth our capitalization as of August 31, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of 4,738,584 shares of our preferred stock into 3,138,175 shares of our common stock and the assumed net exercise of warrants to purchase 190,394 shares of our preferred stock at a weighted average exercise price of $3.55 and 6,622 shares of our common stock at an exercise price of $1.66, resulting in the issuance of 147,928 shares of common stock, based on the assumed initial public offering price of $14.00; and

•	on a pro forma as adjusted basis to give effect to the sale of the common stock in this offering at an assumed initial public offering price of $14.00 per share and the application of the net proceeds, after deducting estimated underwriting discounts and commissions and our estimated offering expenses, and to reflect the repayment of our $5 million term loan with the proceeds of this offering.

      The pro forma and pro forma as adjusted information set forth below is unaudited and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes appearing elsewhere in this prospectus.

	As of August 31, 2004

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands, except
	share and per share data)
Long-term debt, less current portion	$4,341	$4,341	$12
Mandatorily redeemable convertible preferred stock — $0.001 par value; authorized 5,653,851 shares; 4,738,584 shares issued and outstanding; aggregate liquidation preference of $28,744,983; no shares issued and outstanding pro forma	28,110	—	—
Mandatorily redeemable convertible preferred stock warrants	1,056	—	—
Shareholders equity (deficit):
Common stock — $0.001 par value and additional paid-in capital; authorized 10,000,000 shares; issued and outstanding 1,640,458 shares, actual; 4,926,561 shares pro forma; 6,643,540 shares, pro forma as adjusted	869	29,967	51,172
Contributed capital — common stock warrants	67	135	135
Unearned compensation	(923)	(923)	(923)
Accumulated deficit	(17,854)	(17,854)	(17,854)

Total shareholders’ equity (deficit)	(17,841)	11,325	32,530

Total capitalization	$15,666	$15,666	$32,542

      The number of shares of common stock to be outstanding after this offering is based on 4,926,561 shares of common stock issued and outstanding as of August 31, 2004 and excludes:

•	27,174 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $12.56 per share;

•	726,475 shares issuable upon exercise of options outstanding as of August 31, 2004 at a weighted average exercise price of $1.95 per share; and

•	an additional 805,581 shares available for future issuance under our equity incentive and employee stock purchase plans, each containing provisions that automatically increase their share reserves each year, as more fully described in “Management — Benefit Plans.”

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of August 31, 2004, our pro forma net tangible book value was approximately $11.2 million, or $2.27 per share of common stock. Our pro forma tangible book value assumes the conversion of our outstanding shares of preferred stock into 3,138,175 shares of our common stock upon the closing of this offering and the net exercise of warrants to purchase 190,394 shares of our preferred stock at a weighted average exercise price of $3.55 and 6,622 shares of our common stock at an exercise price of $1.66, which will expire or for which we have been notified will be net exercised at closing of this offering, resulting in the issuance of 147,928 shares of common stock, based on the assumed initial public offering price of $14.00.

      Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the pro forma number of shares of common stock outstanding. Without taking into account any other changes in net tangible book value after August 31, 2004, other than to give effect to the receipt by us of the net proceeds from the sale of the 1,716,979 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, our pro forma net tangible book value at August 31, 2004 would have been approximately $32.4 million, or $4.88 per share. This represents an immediate increase in pro forma net tangible book value of $2.61 per share to existing shareholders and an immediate dilution of $9.12 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution.

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of August 31, 2004	$2.27
Increase per share attributable to new investors	2.61

Pro forma net tangible book value per share after the offering		4.88

Dilution per share to new investors		$9.12

      The following table summarizes on a pro forma basis, as of August 31, 2004, after giving effect to the conversion of all outstanding shares of preferred stock into common stock, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing shareholders and by new investors purchasing shares of common stock in this offering. The information presented is based upon an assumed initial public offering price of $14.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders	4,926,561	74.2%	$28,302,576	54.1%	$5.74
New investors	1,716,979	25.8	24,037,706	45.9	$14.00

Total	6,643,540	100.0%	$52,340,282	100.0%

      The table and calculations above assume no exercise of stock options or warrants after August 31, 2004, and excludes:

•	27,174 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $12.56 per share;

•	726,475 shares issuable upon exercise of options outstanding as of August 31, 2004 at a weighted average exercise price of $1.95 per share; and

•	an additional 805,581 shares available for future issuance under our equity incentive and employee stock purchase plans, each containing provisions that automatically increase their share reserves each year, as more fully described in “Management — Benefit Plans.”

SELECTED FINANCIAL DATA

      You should read the selected financial and operating data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

      The selected statement of operations data for our fiscal years ended May 31, 2002, 2003 and 2004, and the selected balance sheet data as of May 31, 2003 and 2004 are derived from the audited financial statements which are included elsewhere in this prospectus. The selected statement of operations data for our fiscal years ended May 31, 2000 and 2001 and the selected balance sheet data as of May 31, 2000, 2001, and 2002 are derived from the audited financial statements which are not included in this prospectus. The selected statements of operations data for the three month periods ended August 31, 2003 and 2004 and the selected balance sheet data at August 31, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles. The pro forma share information included in the statement of operations data has been computed as described in Note 1 to the financial statements. As described in Note 11 to the financial statements, our financial statements as of and for the year ended May 31, 2004, have been restated from the amounts previously reported to reflect changes in unearned compensation. Historical results are not necessarily indicative of the results to be expected for any interim period.

						Three Months Ended
	Fiscal Year Ended May 31,					August 31,

	2000	2001	2002	2003	2004	2003	2004

					(as restated)	(as restated)

	(in thousands, except share and per share data)
Statement of Operations Data:
Net sales	$23,073	$28,602	$29,914	$37,811	$51,939	$10,528	$14,523
Cost of sales	14,618	15,372	14,235	19,483	26,574	5,421	7,361

Gross margin	8,455	13,230	15,679	18,328	25,365	5,107	7,162
Operating expenses:
Fulfillment	6,293	6,916	5,957	5,371	6,627	1,581	1,821
Selling and marketing	10,033	8,991	8,523	9,913	12,834	2,805	3,392
General and administrative	4,965	3,931	3,852	4,112	4,636	1,191	1,431
Asset impairment(1)	—	—	1,388	—	—	—	—

Total operating expenses	21,291	19,838	19,720	19,396	24,097	5,577	6,644

Income (loss) from operations	(12,836)	(6,608)	(4,041)	(1,068)	1,268	(470)	518
Other income (expense), net	120	(253)	(225)	(521)	(788)	(151)	(111)

Net income (loss) before income taxes	(12,716)	(6,861)	(4,266)	(1,589)	480	(621)	407
Income tax benefit (expense)(2)	—	—	—	—	9,013	—	(166)

Net income (loss)	(12,716)	(6,861)	(4,266)	(1,589)	9,493	(621)	241
Accretion to preferred stock redemption value	—	(39)	(196)	(265)	(266)	(67)	(67)

Net income (loss) available for common shareholders	$(12,716)	$(6,900)	$(4,462)	$(1,854)	$9,227	$(688)	$174

Net income (loss) per share:
Basic	$(9.52)	$(5.10)	$(3.23)	$(1.34)	$6.39	$(0.49)	$0.11

Diluted	$(9.52)	$(5.10)	$(3.23)	$(1.34)	$1.85	$(0.49)	$0.05

						Three Months Ended
	Fiscal Year Ended May 31,					August 31,

	2000	2001	2002	2003	2004	2003	2004

					(as restated)	(as restated)
Pro forma net income (loss) per share:
Basic (unaudited)					$2.03		$0.05

Diluted (unaudited)					$1.85		$0.05

Weighted average shares outstanding:
Basic	1,336,420	1,352,881	1,382,217	1,388,323	1,444,964	1,398,625	1,636,993
Diluted	1,336,420	1,352,881	1,382,217	1,388,323	5,127,377	1,398,625	5,265,642
Pro forma weighted average shares outstanding:
Basic (unaudited)					4,665,761		4,919,204
Diluted (unaudited)					5,127,377		5,265,642

(1)	In our fiscal year ended May 31, 2002, we recorded an asset impairment charge of $1,388 related to our enterprise software.
(2)	In our fiscal year ended May 31, 2004, we recorded a net income tax benefit of $9,013 primarily as a result of the reversal of a valuation allowance on our deferred tax assets.

	As of May 31,					As of
						August 31,
	2000	2001	2002	2003	2004	2004

					(as restated)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$911	$915	$331	$1,672	$2,243	$1,412
Working capital	(3,447)	3,171	458	2,733	6,041	5,575
Total assets	10,074	11,075	7,789	8,988	20,482	23,079
Long-term debt, less current portion	257	232	35	2,807	4,953	4,341
Mandatorily redeemable convertible preferred stock	14,436	26,261	26,925	27,212	28,044	28,110
Mandatorily redeemable convertible preferred stock warrants	—	617	1,201	1,622	1,056	1,056
Total shareholders’ equity (deficit)	(14,542)	(21,298)	(25,697)	(27,515)	(18,084)	(17,841)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. You can identify these forward-looking statements when you see us using words such as “anticipate,” “believe,” “estimate,” “may,” “continue,” “plan,” “intend,” “expect” and similar expressions. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the “Risk Factors” section above and elsewhere in this prospectus. All forward-looking statements are qualified by and should be read in conjunction with those risk factors. Except as may by required by applicable law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

      As discussed in Note 11 to the financial statements, our financial statements have been restated. The accompanying Management’s Discussion and Analysis gives effect to that restatement.

Overview

      Celebrate Express is a leading provider of celebration products serving families with young children, via the Internet and catalogs. We offer a broad assortment of proprietary and third party children’s party products, girls’ specialty apparel and children’s costumes complemented by a wide variety of accessories. Our centralized inventory management maximizes product availability and allows us to customize our product assortment to meet specific customer needs. Our goal is to help busy parents celebrate the special moments in their children’s lives.

      We review our operations based on our financial results and various non-financial measures. We focus on several financial factors including net sales per order, gross margin, growth in net sales and the percentage of our sales generated by repeat customers. We plan to market our existing and new brands to our customer database to increase sales from repeat customers. We also plan to increase the number of proprietary products that we offer with the goal of maintaining high gross margins over time while differentiating us from our competitors. Currently our proprietary products represent over 55% of our net sales. Among the key non-financial measures upon which we focus in reviewing performance are the frequency of purchase by our customers and the number of new customers added to our database. We believe that expansion of our product and brand offerings will increase the frequency of purchase by our customers and provide an additional opportunity to capture new customers. We added over 370,000 customers to our database during our fiscal year ended May 31, 2004, an increase of 28% over the 289,000 new customers added during our fiscal year ended May 31, 2003. We classify a customer as any individual or household that has at any time placed an order with us. We have designed our business infrastructure to share distribution, customer support, marketing and technology resources across all of our brands. The predictable demand for our celebration products and the diversity of our brand portfolio have also served to minimize the seasonality of our business.

      We were incorporated as Birthday Express, Inc., launched our direct marketing catalog and began offering products for sale in June 1994. In April 1996, we launched our branded website, www.BirthdayExpress.com. Late in 1997, we began the process of bringing production in-house, including the acquisition of production equipment and the expansion of our proprietary designs, and in December 1998, we began producing products in our Kirkland, Washington facility. In January 2000, we opened a fulfillment center in Greensboro, North Carolina to expand our distribution capacity and reduce shipping expenses. In April 2001, we acquired certain assets of Storybook Inc., a direct marketer of young girls’ special occasion apparel and subsequently re-launched the Storybook website and catalog. In September 2003, we tested our Costume Express website and catalog providing Halloween and dress-up clothing for families with young children.

      To date, we have derived our revenue primarily from the sale of party related products from our Birthday Express website and catalog. For the three months ended August 31, 2004, we generated $14.5 million in net sales, an increase of 37.9% from $10.5 million in the three months ended August 31, 2003. Our gross margin as a percentage of sales improved from 48.5% in the three months ended August 31, 2003 to 49.3% in the three months ended August 31, 2004. For the three months ended August 31, 2004, our operating income increased to $518,000 from a loss of $471,000 in the three months ended August 31, 2003. For our fiscal year ended May 31, 2004, we generated $51.9 million in net sales, an increase of 37.4% from $37.8 million in our fiscal year ended May 31, 2003. Our gross margin as a percentage of net sales improved from 48.5% in our fiscal year ended May 31, 2003 to 48.8% in our fiscal year ended May 31, 2004. For our fiscal year ended May 31, 2004, operating income increased to $1.3 million from a loss of $1.1 million in our fiscal year ended May 31, 2003. As of May 31, 2004, we have an accumulated deficit of $18.1 million. Our net losses are primarily due to marketing costs, and excess distribution and customer support capacity.

Fiscal Year

      Our fiscal year ends on May 31. References to fiscal 2004, for example, refer to our fiscal year ended May 31, 2004.

Results of Operations

      The following table sets forth our results of operations expressed as a percentage of net sales:

				Three Months Ended
	Fiscal Year Ended May 31,			August 31,

	2002	2003	2004	2003	2004

			(as restated)	(as restated)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	47.6	51.5	51.2	51.5	50.7

Gross margin	52.4	48.5	48.8	48.5	49.3
Operating expenses:
Fulfillment	19.9	14.2	12.8	15.0	12.5
Selling and marketing	28.5	26.2	24.7	26.7	23.3
General and administrative	12.9	10.9	8.9	11.3	9.9
Asset impairment	4.6	—	—	—	—

Total operating expenses	65.9	51.3	46.4	53.0	45.7
Income (loss) from operations	(13.5)	(2.8)	2.4	(4.5)	3.6
Other income (expense), net	(0.8)	(1.4)	(1.5)	(1.4)	(0.8)

Net income (loss) before income taxes	(14.3)	(4.2)	0.9	(5.9)	2.8
Income tax benefit (expense)	—	—	17.4	—	(1.1)

Net income (loss)	(14.3)%	(4.2)%	18.3%	(5.9)%	1.7%

Additional Operating Data

      The following table sets forth certain non-financial measures and operating data:

				Three Months
				Ended
	Fiscal Year Ended May 31,			August 31,

	2002	2003	2004	2003	2004

	(in thousands, except net sales per order data)
Additional Operating Data:
Total number of customers in our database	1,265	1,554	1,924	1,638	2,034
Percentage of sales from repeat customers	44%	47%	47%	43%	48%
Number of orders shipped	464	524	666	139	182
Net sales per order	$64.52	$72.14	$78.02	$75.67	$79.81

Comparison of Three Months Ended August 31, 2004 and August 31, 2003

Net Sales

      Our net sales are comprised of product sales and shipping revenue. Net sales increased 37.9% to $14.5 million in the three months ended August 31, 2004 from $10.5 million in the three months ended August 31, 2003. The increase in net sales in the three months ended August 31, 2004 over the same period in 2003 reflects a 30.8% increase in the number of orders shipped, which grew to 182,000 orders in the three months ended August 31, 2004 from 139,000 orders in the three months ended August 31, 2003. We grew net sales from each of our brands in the three months ended August 31, 2004 from the three months ended August 31, 2003, with net sales from our Birthday Express brand increasing 39.5% and net sales in our other brands increasing 27.7%. Our increase in net sales in the three months ended August 31, 2004 over the comparable period in 2003 also reflects a 5.5% increase in net sales per order to $79.81 from $75.67. This increase was due primarily to a 6.4% increase in net sales per order for our Birthday Express brand. Our ability to increase our net sales in the future will depend upon our ability to effectively merchandise celebratory products, clothing and costumes that appeal to our customers and to increase the percentage of sales from our repeat customers, who historically have generated a higher net sales per order than our new customers.

Gross Margin

      Our gross margin consists of net sales less cost of sales. Our cost of sales consists primarily of product costs, costs associated with our in-house production facility, including wages and depreciation, design and production costs for our apparel and costume brands, inbound and outbound shipping costs and packaging materials for outbound shipments. We anticipate cost of sales will increase in absolute dollars as the number of orders increases and as we expand our brands. Gross margin increased 40.2% to $7.2 million in the three months ended August 31, 2004 from $5.1 million in the three months ended August 31, 2003. Our gross margin percentage improved to 49.3% of net sales in the three months ended August 31, 2004 from 48.5% in the three months ended August 31, 2003. The increase in gross margin percentage for the three months ended August 31, 2004 resulted primarily from improvements in gross margin for our Storybook brand. In the three months ended August 31, 2004, we had a lower percentage of our Storybook sales at discounted prices than during the three months ended August 31, 2003. We expect our gross margin will fluctuate from quarter to quarter based upon the mix of products sold as well as the potential introduction of new brands.

Fulfillment

      Our fulfillment expenses consist primarily of labor and other operating costs associated with our customer support center in Kirkland, Washington and our distribution center in Greensboro, North Carolina. Our fulfillment expenses increased 15.2% to $1.8 million in the three months ended August 31, 2004 from $1.6 million in the three months ended August 31, 2003. The increase in fulfillment expenses was primarily due to a 30.8% increase in customer orders. As a percentage of net sales, these expenses decreased to 12.5% in the three months ended ending August 31, 2004 from 15.0% in the three months ended August 31, 2003. The decrease as a percentage of sales is due primarily to improved distribution center efficiency and cost reductions as a result of shifting order fulfillment from Kirkland, Washington to our distribution facility in Greensboro, North Carolina. We expect that fulfillment expenses in fiscal 2005 will be higher than in fiscal 2004, but they are likely to represent a smaller percentage of revenue due to continued improved efficiencies. Fulfillment costs, particularly those associated with our distribution center, will fluctuate as a percentage of sales depending upon the mix of product shipped during the quarter. For example, our Storybook and Costume Express brands typically have fewer items included in each order and therefore require less labor in distribution.

Selling and Marketing

      Our selling and marketing expenses consist primarily of advertising costs, wages and related payroll benefits for our internal marketing and merchandising staff. Advertising costs include online marketing efforts, print advertising and other direct marketing strategies. Online advertising costs are generally expensed as incurred. Prepaid direct marketing expenses consist of third-party costs including paper, printing and mailing costs and are capitalized and amortized over their expected period of future benefit, which is generally up to 90 days. Selling and marketing costs increased 20.9% to $3.4 million in the three months ended August 31, 2004 from $2.8 million in the three months ended August 31, 2003. The increase in selling and marketing costs was due to increases in online advertising and direct marketing circulation costs of $510,000 and an increase in wages and related payroll benefits of $130,000 due to an increase in employee headcount. As a percentage of net sales, these expenses decreased to 23.3% in the three months ended August 31, 2004 from 26.7% in the three months ended August 31, 2003. The decline as a percentage of net sales resulted primarily from an increase in the percentage of our revenue coming from repeat customers. The percentage of revenue from repeat customers increased to 48% for the three months ended August 31, 2004, up from 43% for the three months ended August 31, 2003. During this period in 2004, we more aggressively marketed products to our existing customers which we believe contributed to this increase. We are subject to potential increases in paper prices and postage related to our direct marketing campaigns. Future marketing costs could increase based upon changes in these costs. We expect that in the future, selling and marketing expenses will increase in absolute dollars as we continue to expand sales and prospecting to new customers. We expect that marketing will continue to be our largest operating expense line item.

General and Administrative

      Our general and administrative expenses consist primarily of wages and related payroll benefits for our administrative and technology employees. These expenses also include credit card fees, legal and accounting professional fees, insurance, network fees, systems depreciation, bad debt expense and other general corporate expenses. General and administrative expenses increased 20.2% to $1.4 million in the three months ended August 31, 2004 from $1.2 million in the three months ended August 31, 2003. Salaries and related employee costs increased by $152,000 in the three months ended August 31, 2004 over the three months ended August 31, 2003 due to increases in employee headcount, particularly in our technology and accounting areas. Credit card fees increased by $113,000 in the three months ended August 31, 2004 over the three months ended August 31, 2003. The increase in credit card fees is due to the increase in net sales. As a percentage of net sales, our general and administrative expenses decreased to 9.9% in the three months ended August 31, 2004 from 11.3% in the three months ended August 31, 2003. We expect that these costs will increase in absolute dollars in the future based upon additional headcount needs and increased expenses relating to our status as a public company such as legal, accounting and insurance costs.

Other Income (Expense), Net

      Other expense, net decreased to ($111,000) in the three months ended August 31, 2004 from ($151,000) in the three months ended August 31, 2003. This decrease is primarily due to a decrease in the interest rate on our long-term debt in addition to a decrease in warrant interest expense.

Income Taxes

      In the three months ended August 31, 2004, we recognized an income tax expense of $166,000 based on income before taxes of $407,000 for the same period. The amount was also credited against our deferred tax asset, leaving a balance of $8.8 million as of August 31, 2004. No tax expense was recorded in the three months ended August 31, 2003 due to net losses incurred.

Comparison of Fiscal Years Ended May 31, 2004 and May 31, 2003

Net Sales

      Net sales increased 37.4% to $51.9 million in fiscal 2004 from $37.8 million in fiscal 2003. This increase in net sales was due primarily to an increase in the number of orders by new customers, an increase in the number of repeat orders from our existing customer base and an increase in our net sales per order. We grew net sales from each of our brands in fiscal 2004 from fiscal 2003. Net sales from our Birthday Express brand increased 29.5% in fiscal 2004 from fiscal 2003 while the remaining brands increased 81.4% over the same period. We shipped 666,000 orders in fiscal 2004 in comparison to 524,000 orders in fiscal 2003, an increase of 27.1%. Our net sales per order increased to $78.02 in fiscal 2004 from $72.14 in fiscal 2003, an 8.2% increase. The increase was due in part to increases in net sales per order in both our Birthday Express and Storybook brands. The increases in average order size within each of our brands is due to improved merchandising and training customer service personnel to sell accessories. A portion of this increase was due to a shift in product mix toward our Storybook brand which has a higher net sales per order. Net sales per order in our Birthday Express brand increased by 6.8% from fiscal 2003 to fiscal 2004 while net sales per order in our Storybook brand increased 13.1% over the same period.

Gross Margin

      Gross margin increased 38.4% to $25.4 million in fiscal 2004 from $18.3 million in fiscal 2003. Our gross margin percentage improved to 48.8% of net sales in fiscal 2004 from 48.5% in fiscal 2003. The increase in gross margin percentage in fiscal 2004 resulted primarily from increased sales which reduced certain design and production costs related to our Storybook brand as a percentage of net sales. We expect the effect of any further reduction of Storybook design and production costs as a percentage of net sales to be less significant to our gross margin. Our gross margin may fluctuate from quarter to quarter due to the mix of products sold as well as the potential introduction of new brands.

Fulfillment

      Our fulfillment expenses increased 23.4% to $6.6 million in fiscal 2004 from $5.4 million in fiscal 2003. The increase in fulfillment expenses was primarily due to a 27.1% increase in customer orders. As a percentage of net sales, these expenses decreased to 12.8% in fiscal 2004 from 14.2% in fiscal 2003. We have benefited from a shift in product mix toward our Storybook and Costume Express brands, as these brands on average have fewer items per order compared to our Birthday Express orders. As a result, Storybook and Costume Express orders generally require less labor at the distribution center. Our fulfillment costs may fluctuate from quarter to quarter based upon the product mix of shipments between our brands. We have also benefited from the installation of customer support staffing and call management software which have allowed us to reduce our customer support costs per order.

Selling and Marketing

      Selling and marketing costs increased 29.5% to $12.8 million in fiscal 2004 from $9.9 million in fiscal 2003. The increase in selling and marketing costs was due to increases in online advertising and direct marketing circulation costs of $2.1 million, each resulting in increased sales activities, and an increase in wages and related payroll benefits of $399,000 due to increased headcount. As a percentage of net sales, these expenses decreased to 24.7% in fiscal 2004 from 26.2% in fiscal 2003. The decline as a percentage of net sales was primarily due to an increase in net sales per order. We were also able to grow revenue faster than our marketing wages and related payroll benefits, reducing these costs as a percentage of net sales by 0.2%. Further reduction of selling and marketing expenses as a percentage of net sales will depend upon our ability to continue effectively targeting new customers and marketing multiple brands to our existing customers.

General and Administrative

      General and administrative expenses increased 12.7% to $4.6 million in fiscal 2004 from $4.1 million in fiscal 2003. The increase of $524,000 was due primarily to higher credit card fees which vary with revenue. As a percentage of net sales, these expenses decreased to 8.9% in fiscal 2004 from 10.9% in fiscal 2003. The decline as a percentage of net sales was caused by our revenue growth which outpaced the growth of general and administrative expenses. We expect these expenses to increase in the future over present levels based upon additional staffing and other expenses which will be incurred to operate as a public company.

Other Income (Expense), Net

      Other expense, net increased to ($788,000) in fiscal 2004 from ($521,000) in fiscal 2003. This increase was primarily due to warrant interest expense recognized after paying off the debt to which the underlying warrants were attributed. The warrant expense was $302,000 in fiscal 2004.

Income Taxes

      In fiscal 2004, we recognized an income tax benefit of $9.0 million due to the reversal of our valuation allowance relating to deferred tax assets, primarily net operating loss carryforwards. Prior to fiscal 2004, our financial statements reflected a full valuation allowance against the deferred tax asset, and we did not recognize any income tax benefit related to net operating loss carryforwards. In fiscal 2004, we concluded that a valuation allowance was no longer necessary based on the determination that it was more likely than not that our net operating loss carryforwards will be utilized in the future. As a result, we reversed the existing valuation allowance in the fourth quarter of fiscal 2004. Our net operating loss carryforwards will begin to expire in 2017. Should our operating results fall below our expected results, we may need to evaluate the need to re-establish a valuation allowance against our deferred tax asset.

      Pursuant to Internal Revenue Code Section 382, we believe there will not be a material limit on future utilization of our net operating loss carryforwards. Such determination was based primarily on a review of the anticipated change in ownership structure of common stock upon an initial public offering. To date, we have not been required to make any federal tax payments.

Comparison of Fiscal Years Ended May 31, 2003 and May 31, 2002

Net Sales

      Net sales increased 26.4% to $37.8 million in fiscal 2003 from $29.9 million in fiscal 2002. The increase in net sales in fiscal 2003 resulted primarily from an increase in the number of orders by new customers, an increase in repeat orders from our existing customer base and an increase in our net sales per order. We grew net sales from each of our brands in fiscal 2003 from fiscal 2002. Net sales from our Birthday Express brand increased 18.6% in fiscal 2003 from fiscal 2002 while our Storybook brand increased 98.7% over the same time frame. We shipped 524,000 orders in fiscal 2003 in comparison to 464,000 orders in fiscal 2002, an increase of 12.9%. Our net sales per order increased to $72.14 in fiscal 2003 from $64.52 in fiscal 2002, an 11.8% increase. The increase was due in part to increases in net sales per order in both our Birthday Express and Storybook brands. Net sales per order in our Birthday Express brand increased by 9.2% from fiscal 2002 to fiscal 2003 while net sales per order in our Storybook brand increased 27.6% over that same period. The increase was also partially due to a shift in product mix toward our Storybook brand which has a higher net sales per order.

Gross Margin

      Gross margin increased 16.9% to $18.3 million in fiscal 2003 from $15.7 million in fiscal 2002. Our gross margin percentage decreased to 48.5% of net sales in fiscal 2003 from 52.4% of net sales in fiscal 2002. The decrease in gross margin percentage was primarily due to a change in product mix resulting from the asset acquisition of our Storybook brand. In fiscal 2003, higher investments were made in design and manufacturing for our Storybook brand which reduced gross margin as a percentage of net sales.

Fulfillment

      Our fulfillment expenses decreased 9.8% to $5.4 million in fiscal 2003 from $6.0 million in fiscal 2002. As a percentage of net sales, these expenses decreased to 14.2% in fiscal 2003 from 19.9% in fiscal 2002. The decline in absolute dollars as well as percentage of net sales from fiscal 2003 to fiscal 2002 was due to higher than usual operating costs in fiscal 2002 due to the acquisition and integration of the Storybook brand. As the Storybook products were integrated into the warehouse and customer support staff gained experience with the products, these costs were reduced significantly.

Selling and Marketing

      Our selling and marketing expenses increased 16.3% to $9.9 million in fiscal 2003 from $8.5 million in fiscal 2002. The increase in selling and marketing expenses was primarily due to increases in online advertising and direct marketing circulation costs of $785,000, each resulting in increased sales activities. We also experienced an increase in wages and related payroll benefits of $387,000 due to investments made in our marketing personnel. As a percentage of net sales, these expenses decreased to 26.2% in fiscal 2003 from 28.5% in fiscal 2002. The decline as a percentage of net sales resulted primarily from an increase in net sales per order.

General and Administrative

      General and administrative expenses increased 6.8% to $4.1 million in fiscal 2003 from $3.9 million in fiscal 2002. The increase in expense was due primarily to an increase in credit card fees which vary with revenue. As a percentage of net sales these expenses decreased to 10.9% in fiscal 2003 from 12.9% in fiscal 2002. The decrease as a percentage of net sales was due to our revenue growth, which exceeded the increase in general and administrative expenses.

Asset Impairment

      During fiscal 2002 we determined that the carrying amount for a major portion of our enterprise software was not recoverable. This determination was based primarily on an analysis that indicated capitalized costs were significantly in excess of market value for similar assets. We obtained a quote from a third party for a potential replacement of our current system. Our impairment charge of $1.4 million was based upon the difference between the carrying amount of our enterprise software and the quote for replacement of the system.

Other Income (Expense), Net

      Other expense, net increased to ($521,000) in fiscal 2003 from ($225,000) in fiscal 2002. This increase was primarily attributable to increased interest expense as a result of the increase in our outstanding debt. In July 2002 we obtained a $3.9 million term loan. In December 2002 we increased our loan to $5.0 million. The proceeds of the loan were used to pay off our line of credit in the amount of $1.35 million.

Income Taxes

      In fiscal 2003 and fiscal 2002, we had losses before income taxes of $1.6 million and $4.3 million, respectively. Since we had experienced net operating losses in prior years, we determined based on internal estimates at the time that it was more likely than not that we would not realize a tax benefit related to the net operating losses and recorded no benefit in those years.

Quarterly Results of Operations

      The following table sets forth unaudited quarterly results of operations for fiscal years 2003 and 2004 and the fiscal quarter ended August 31, 2004, as well as the same data expressed as a percentage of our total sales for the periods indicated. The information for each quarter is unaudited and we have prepared it on the same basis as the audited financial statements appearing elsewhere in this prospectus. This information includes all adjustments management considers necessary for the fair presentation of such data. The results of historical periods are not necessarily indicative of results for any future period.

      The operating results for each of the quarters in the fiscal year ended May 31, 2004 have been restated to give effect to the restatement discussed in Note 11 to the financial statements.

	Quarter Ended

	Aug. 31,	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Nov. 30,	Feb. 29,	May 31,	Aug. 31,
	2002	2002	2003	2003	2003	2003	2004	2004	2004

					(as restated)	(as restated)	(as restated)	(as restated)

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$8,275	$9,360	$8,818	$11,358	$10,528	$13,158	$12,634	$15,619	$14,523
Cost of sales	4,215	5,192	4,477	5,599	5,421	6,761	6,450	7,942	7,361

Gross margin	4,060	4,168	4,341	5,759	5,107	6,397	6,184	7,677	7,162

Operating expenses:
Fulfillment	1,337	1,329	1,257	1,448	1,581	1,507	1,646	1,893	1,821
Selling and marketing	2,364	2,308	2,271	2,970	2,805	3,540	2,989	3,499	3,392
General and administrative	998	1,083	1,038	994	1,191	1,119	1,103	1,223	1,431

Total operating expenses	4,699	4,720	4,566	5,412	5,577	6,166	5,738	6,615	6,644

Income (loss) from operations	(639)	(552)	(225)	347	(470)	231	446	1,062	518
Other income (expense), net	(89)	(120)	(149)	(163)	(151)	(159)	(147)	(330)	(111)

Net income (loss) before income taxes	(728)	(672)	(374)	184	(621)	72	299	732	407
Income tax benefit (expense)	—	—	—	—	—	—	—	9,013	(166)

Net income (loss)	(728)	(672)	(374)	184	(621)	72	299	9,745	241
Accretion to preferred stock redemption value	(66)	(66)	(66)	(66)	(67)	(66)	(66)	(66)	(67)

Net income (loss) available for common shareholders	$(794)	$(738)	$(440)	$118	$(688)	$6	$233	$9,679	$174

Net income (loss) per share:
Basic	$(.57)	$(.53)	$(.32)	$0.08	$(0.49)	$0.00	$0.16	$6.27	$0.11

Diluted	$(.57)	$(.53)	$(.32)	$0.04	$(0.49)	$0.01	$0.06	$1.86	$0.05

Weighted average shares outstanding:
Basic	1,387	1,388	1,389	1,390	1,399	1,417	1,420	1,544	1,637
Diluted	1,387	1,388	1,389	4,947	1,399	5,105	5,167	5,234	5,266

	Quarter Ended

	Aug. 31,	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Nov. 30,	Feb. 29,	May 31,	Aug. 31,
	2002	2002	2003	2003	2003	2003	2004	2004	2004

					(as restated)	(as restated)	(as restated)	(as restated)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	50.9	55.5	50.8	49.3	51.5	51.4	51.0	50.8	50.7

Gross margin	49.1	44.5	49.2	50.7	48.5	48.6	49.0	49.2	49.3

Operating expenses:
Fulfillment	16.2	14.2	14.2	12.7	15.0	11.5	13.0	12.1	12.5
Selling and marketing	28.5	24.6	25.8	26.1	26.7	26.9	23.7	22.5	23.3
General and administrative	12.1	11.6	11.8	8.8	11.3	8.5	8.7	7.8	9.9

Total operating expenses	56.8	50.4	51.8	47.6	53.0	46.9	45.4	42.4	45.7

Income (loss) from operations	(7.7)	(5.9)	(2.6)	3.1	(4.5)	1.7	3.6	6.8	3.6
Other income (expense), net	(1.1)	(1.3)	(1.7)	(1.5)	(1.4)	(1.2)	(1.2)	(2.1)	(0.8)

Net income (loss) before income taxes	(8.8)	(7.2)	(4.3)	1.6	(5.9)	0.5	2.4	4.7	2.8
Income tax benefit (expense)	—	—	—	—	—	—	—	57.7	(1.1)

Net income (loss)	(8.8)	(7.2)	(4.3)	1.6	(5.9)	0.5	2.4	62.4	1.7
Accretion to preferred stock redemption value	(0.8)	(0.7)	(0.7)	(0.6)	(0.6)	(0.5)	(0.5)	(0.4)	(0.5)

Net income (loss) available for common shareholders	(9.6)%	(7.9)%	(5.0)%	1.0%	(6.5)%	0.0%	1.9%	62.0%	1.2%

      We have not historically experienced a high degree of seasonality in our business. This may change if we expand into new brands or product categories that have seasonal significance such as Costume Express. Our net sales increased each quarter in fiscal 2004 and have increased for the first quarter of fiscal 2005 in comparison to the same quarters in the previous year. Our operating expenses as a percentage of net sales have decreased each quarter in comparison to the same quarters in the previous year. The decrease is a result of economies of scale as the fixed costs associated with our distribution center, customer support center and technology are compared to our increasing revenue base.

Liquidity and Capital Resources

      We have financed our operations primarily through the sale of preferred stock, capital lease obligations, short-term notes, credit facilities and term loans. Through August 31, 2004, we have received $27.3 million from the issuance of preferred stock, net of issuance costs. As of August 31, 2004, we have a $5.0 million term loan outstanding. The loan terms are interest only payments through April 2005 and $208,000 monthly principal payments plus interest from June 15, 2005 through April 15, 2006. On April 30, 2006 the outstanding balance on the loan is due. We are currently in compliance with the financial covenants applicable to this term loan.

      Net cash used in operating activities was $393,000 and $486,000 for the three months ended August 31, 2004 and August 31, 2003, respectively. The net cash used in the three months ended August 31, 2004 was due primarily to net income offset by increases in inventory and prepaid expenses. Inventory increases are due primarily to the anticipated increase in sales for our Costume Express brand.

Given the significant amount of costume sales generated within September and October months, we must build inventory in August to satisfy customer demand for Halloween. The increase in prepaid expenses in the three months ended August 31, 2004 is due primarily to costs associated with the creation and mailing of our catalogs for which the expense will be taken in subsequent months when the revenue from these items is recognized. These increases were partially offset by increases in accounts payable and accrued liabilities relating primarily to inventory and catalog costs.

      Net cash provided by operating activities was $1.2 million for fiscal 2004 and net cash used in operating activities was $1.3 million and $745,000 for fiscal 2003 and fiscal 2002, respectively. Net cash provided by operating activities for fiscal 2004 is attributable primarily to net income offset partially by an increase in inventory of $1.8 million. The increase in inventory was due primarily to a build up in anticipation of increased sales due to planned increases in advertising spending. As we have increased the direct sourcing of our products, we are purchasing goods in larger quantities. As a result, from fiscal 2003 to fiscal 2004, our inventory grew at a slightly faster pace than revenue. This increase was partially offset by a corresponding increase in accounts payable. Cash used in operating activities for fiscal 2003 and fiscal 2002 was used primarily to fund net losses and changes in working capital.

      Net cash used in investing activities consists primarily of capital expenditures for computers, software and office furniture. Net cash used in investing activities was $429,000 and $127,000 for the three months ended August 31, 2004 and August 31, 2003, respectively. Capital expenditures in the fiscal quarter ended August 31, 2004 related primarily to warehouse software upgrades and manufacturing equipment that was purchased for redundancy purposes.

      Net cash used in investing activities was $564,000, $469,000 and $786,000 for fiscal 2004, fiscal 2003 and fiscal 2002, respectively, and reflects purchases of equipment commensurate with the overall growth of our business. Our capital expenditure budget for fiscal 2005 is $1.5 million. The increase in capital expenditures in fiscal 2005 over fiscal 2004 is due primarily to warehouse software upgrades and expansion of our customer service capacity. We anticipate funding our capital expenditures with cash flow from operations.

      Net cash used in financing activities was $9,000 and $421,000 for fiscal quarters ended August 31, 2004 and August 31, 2003, respectively. In the fiscal quarter ended August 31, 2003, we made two principal payments on our outstanding term loan. In May 2004, we restructured this debt and deferred all principal payments until June 2005. No principal payments were required or made during the fiscal quarter ended August 31, 2004.

      Net cash used in financing activities was $23,000 for fiscal 2004 and net cash provided by financing activities was $3.1 million and $947,000 for fiscal 2003 and fiscal 2002, respectively. In fiscal 2004 the net cash used in financing activities was as a result of payments on our capital lease obligations. Net cash provided from financing activities in fiscal 2003 was due to proceeds of a $5.0 million term loan net of the payoff of the outstanding balance on our credit facility of $1.4 million. The $947,000 provided in fiscal 2002 consists primarily of $718,000 from issuance of preferred stock and $245,000 of net increase in notes payable. Though our long term debt will be paid off with the proceeds of this offering, we will continue to evaluate our financing options in the future.

      The following tables summarize our contractual obligations as of August 31, 2004, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period

	Total	Less than 1 year	1-3 years	3-5 years

	(in thousands)
Description of Contractual Obligations:
Capital lease obligations	$52	$35	$17	—
Operating lease obligations	2,342	622	1,212	$508
Long-term debt	5,000	624	4,376	—
Interest Expense on long-term debt**	579	326	253	0
Series A convertible preferred stock*	1,798	—	1,798	—
Series B convertible preferred stock*	12,800	—	12,800	—
Series C convertible preferred stock*	14,139	—	14,139	—
Series C convertible preferred stock warrants*	2,028	—	2,028	—

Total	$38,738	$1,607	$36,623	$508

*	All series of preferred stock have redemption rights that will be eliminated upon conversion of the preferred stock into common stock at the completion of this offering. The Series C convertible preferred stock warrant amounts are net of the exercise price of the warrants.

**	Interest expense on long-term debt is calculated assuming that all principal payments are made pursuant to the terms in the loan and security agreement. The variable interest rate is calculated as the prime rate +2.75% with a floor of 7.75%. Our calculations assume an interest rate of 7.75% through maturity in April 2006.

      In fiscal 2004 we released the reserve against our deferred tax asset resulting in a $9.0 million asset on the balance sheet as of May 31, 2004. In order to fully utilize this asset, we must generate $22.9 million in future taxable income. The net operating loss carryforwards associated with the deferred tax asset will not begin to expire until 2017. Based upon our analysis of current operations, the effect of expected reversal of deductible temporary differences and our analysis of the change in our share ownership as a result of this initial public offering, we have determined that it is more likely than not that this asset will be fully utilized.

      We believe that our available cash and cash flows from operations, together with the proceeds of this offering, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 24 months without the need for additional financing. We believe that available cash and cash flow from operations, together with traditional sources of debt financing, would be sufficient to satisfy our working capital and capital expenditure requirements without the proceeds of this offering. Changes in our operating plans, lower than anticipated revenues, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing in the future. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

      The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable and long term obligations. Our exposure to market risk for changes in interest rates relates primarily to our two-year term loan with ORIX Venture Finance. Assuming no reduction in the principal balance of our long term debt through either scheduled principal payments or payoff of the balance with the proceeds of this offering, each increase of 100 basis points in the interest rate charged on the debt would increase our annual interest expense by approximately $50,000.

Off-Balance Sheet Entities

      We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Standards

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for our fiscal years ending after December 15, 2002. As we are not adopting the fair value provisions of SFAS No. 123, the impact of SFAS No. 148 is enhanced disclosure regarding stock-based compensation.

      In January 2003, the FASB issues FASB Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46 (as revised in December 2003, by FASB Interpretation No. 46R). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The adoption of the statement did not impact our financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. During 2004, we determined our mandatorily redeemable convertible preferred stock did not meet the definition of a liability under SFAS No. 150, and is appropriately classified as mezzanine equity for all periods presented in accordance with Emerging Issues Task Force (EITF) Topic D-98, Classification and Measurement of Redeemable Securities.

Critical Accounting Policies and Estimates

      Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, estimates are evaluated, including those related to the timing of marketing expense, lives and depreciation of fixed assets and reserves on inventory. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The following are the critical accounting policies that we believe require significant estimation and management judgment.

Revenue Recognition

      We recognize revenue and the related cost of sales on the date on which we estimate that the customer has received the product. We require payment for the goods prior to shipment, which is recorded as deferred revenue until the estimated date the customer has received the shipment. We utilize our third-party freight carrier information to estimate when delivery has been made. We estimate potential future product returns related to current period revenue by analyzing historical customer returns. Actual returns may differ materially from our estimated reserve. As a result, our operating results and financial condition could be adversely affected. Our reserve for product returns was $135,269 as of August 31, 2004.

Income Taxes

      We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying statutory rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. We have incurred significant losses in years prior to fiscal 2004 for which no income tax benefit had been recognized. Significant judgment related to future taxable income is required in estimating the likelihood of recoverability of tax benefits related to those net operating losses. We have considered future taxable income in assessing the need for a valuation allowance against our deferred tax assets. We believe that all net deferred tax assets shown on our balance sheet as of August 31, 2004, are more likely than not to be realized in the future and no valuation allowance is necessary. In the event that actual results differ from those estimates or we adjust those estimates in future periods, we may need to record a valuation allowance, which would reduce deferred tax assets and the results of operations in the period the change is made.

Stock-based Compensation

      We account for our employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We amortize any unearned stock-based compensation using the straight-line method over the vesting period of the related options, which is generally four years. We record stock-based compensation in the Statements of Operations in the line item corresponding to the compensation for the option grantee.

      We have recorded unearned stock-based compensation for the excess of the fair value of our common stock on the grant date over the option exercise price. We determined the deemed fair value of our common stock based upon several factors, including the market capitalization of similar companies and the expected valuation we would obtain in an initial public offering. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation could have been reported. We recorded unearned stock-based compensation of $1.1 million during fiscal 2004 and $56,000 for the three months ended August 31, 2004. The amortization of unearned stock-based compensation was $123,000 for fiscal 2004 and $68,000 for the three months ended August 31, 2004. Based on the grants of stock options through the month of September 2004, we expect the amortization of stock-based compensation for the fiscal years 2005, 2006, 2007, 2008 and 2009 to be approximately $305,000, $316,000, $314,000, $183,000 and $9,000 respectively.

      Pro forma information regarding net income (loss) attributable to common shareholders and net income (loss) per share attributable to common shareholders is required to present net income (loss) as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in Note 1 to our financial statements. We valued options and shares issued pursuant to our option plan at each grant date using the Black-Scholes option pricing model.

Inventories

      We value our inventory at the lower of weighted average cost or market. We write down inventory for estimated obsolescence or damage for the excess cost of the inventory over estimated market value based upon assumptions about future demand and market conditions. If the actual market conditions or demand for our products are less favorable than projected by management, additional inventory write-downs may be required.

BUSINESS

Overview

      Celebrate Express is a leading provider of celebration products serving families with young children, via the Internet and catalogs. We currently operate three brands, Birthday Express, Storybook and Costume Express, which respectively offer high-quality children’s party products, girls’ specialty apparel and children’s costumes. Our marketing strategy utilizes our branded websites, complemented by our branded catalogs, to offer products as completely coordinated assortments. We support our customer’s purchasing experience with detailed product information, knowledgeable event planning advice and responsive customer service. Our goal is to help busy parents celebrate the special moments in their children’s lives.

      Each of our brands was built around the concept of offering a complete accessorized product assortment for the celebration needs of families with young children. We began with our Birthday Express brand, which offers customers over 100 children’s party themes. Each party theme encompasses the products and information necessary to help busy parents create a memorable birthday celebration. We introduced our Storybook and Costume Express brands to increase frequency of purchase. Our Storybook brand provides high-quality specialty apparel for young girls with a particular focus on age-appropriate special occasion dresses. Our Costume Express brand offers an assortment of high-quality children’s costumes for Halloween and a variety of dress-up occasions. These additional brands have allowed us to leverage our product development expertise, sourcing capabilities, inventory management skills and customer database to increase our revenue.

      Our business model offers proprietary products, which serve to differentiate us from competitors and provide a margin advantage relative to our other products, as well as third-party products, which allow us to capitalize on market trends. We offer a broad assortment of products in one convenient location, eliminating time-consuming steps required to purchase products at multiple store locations. Our centralized inventory management maximizes product availability and allows us to customize product packages. Additionally, our ability to design, manufacture or directly source more than 55% of our products allows us to develop creative proprietary products and quickly react to consumer trends. We believe that the combination of these factors creates a more compelling shopping experience than traditional retail stores.

      Our database has grown from 1.3 million customers at the end of fiscal 2002 to over 2.0 million customers as of August 31, 2004. We classify a customer as any individual or household that has at any time placed an order with us. For the three months ended August 31, 2004, we generated $14.5 million in net sales, an increase of 37.9% from $10.5 million in the three months ended August 31, 2003. Our gross margins as a percentage of sales improved from 48.5% in the three months ended August 31, 2003 to 49.3% in the three months ended August 31, 2004. For the three months ended August 31, 2004, our operating income increased to $518,000 from a loss of $471,000 in the three months ended August 31, 2003. In fiscal 2004, we generated $51.9 million in net sales, an increase of 37.4% from $37.8 million in fiscal 2003. Gross margin as a percentage of net sales improved from 48.5% in fiscal 2003 to 48.8% in fiscal 2004. Operating income increased to $1.3 million in fiscal 2004 from a loss of $1.1 million in fiscal 2003. In fiscal 2004, our Birthday Express brand accounted for approximately 80% of our total sales. Our websites, www.BirthdayExpress.com, www.Storybook.com and www.CostumeExpress.com, represent our fastest growing sales channel and comprised approximately 55% of our sales. In the same period, our net sales per order was $78.02 and 47% of our sales came from repeat customers.

Industry Overview

Growth of Online Commerce and Catalog Market

      The increasing pervasiveness and convenience of the Internet is contributing to growth in the home shopping market. A June 2004 study evaluating mail order and home shopping trends in the U.S. by Euromonitor, a provider of global business intelligence and strategic market analysis, reports that sales for the home shopping market, which includes Internet and mail order, are expected to increase from

$185.1 billion in 2003 to an estimated $273.2 billion by 2007, representing a compound annual growth rate of 10.2%. Euromonitor also reports that the Internet is projected to be the fastest growing channel of the home shopping market. According to a January 2004 report published by Jupiter Research, a provider of research, analysis and advice on the impact of the Internet and emerging technologies, the total value of U.S. online retail sales should represent 5% of all U.S. retail sales by 2007. Additionally, Jupiter Research estimates that the average online spending per buyer is expected to grow from $540 in 2003 to $728 by 2007.

      Catalogs, as part of a multi-channel marketing strategy, remain an important facet of direct marketing. According to the 2004 Statistical Fact Book published by the Direct Marketing Association, a trade association for direct marketing businesses, catalog sales were $82.3 billion in 2003 and are projected to reach $102.7 billion by 2007. This represents a compound annual growth rate of 5.7%. A dual-channel strategy, utilizing the Internet and catalogs, allows consumers the convenience of searching for products offline, with the ability to do further research or make purchases online. According to Euromonitor, over 75% of online shoppers say they still browse through most of the catalogs they receive and 25% of online shoppers use the Internet to buy products they found in a catalog.

      Demographic trends, including the rise in women working outside the home, contribute to the need for convenient methods to purchase products. The U.S. Census Bureau indicates that 66% of women aged 20 to 64 are employed. Additionally, Jupiter Research reported that as women have joined the online shopping population in greater numbers, they have been largely responsible for the rise in sales in some of the fastest growing product categories, such as apparel and toys.

The Markets in Which We Operate

      We provide products focused on celebratory events for families with young children under the age of 12 in the following markets:

      Party Supplies and Related Products. According to the 2004 annual survey conducted by the party industry trade publication, Party & Paper Retailer, the domestic retail party supplies industry, which includes paper plates, cups, napkins, balloons, cards, costumes, party decorations and related products, represented over $10.0 billion in sales in 2003. Party & Paper Retailer also reports that stores with over $1.0 million in sales grew from 40% to 56% of the market from 1998 to 2003, indicating to us a consolidation from smaller operators to larger format stores. Over the same period, there was a significant decrease in specialty customer services, with stores offering party planning services dropping from 41% to only 34%.

      Girls’ Apparel. In a report published in March 2004, Datamonitor, a global strategic market analysis company, reported that the U.S. girls’ apparel market totaled $27.2 billion in 2003 and is expected to grow to $32.1 billion by 2007. According to a 2004 report published by the NPD Group, an organization that provides global sales and marketing information, girls’ apparel grew 13.6% from 2002 to 2003, significantly faster than the total children’s market, which grew 8.2% over the same period. The NPD Group states that during 2003, mail order and online purchases of children’s apparel represented only 2.3% of the total children’s apparel market, compared to 9.0% for the total apparel market, according to an August 2003 report by the National Retail Federation, a retail trade association. Therefore, we believe the children’s mail order and online apparel market is underdeveloped relative to the adult market and has ample growth potential.

      Costumes. While children have a year-round interest in costumes and dress-up, Halloween is the primary occasion for these products. A 2003 survey conducted by the National Costumers Association, a trade organization focused on providing information in the costume industry, reported that costumes were a $1.5 billion industry. According to a 2003 Halloween Consumer Intentions and Actions Survey, conducted by BIGresearch for the National Retail Federation, the Internet and catalogs captured 9.6% of the national spending on Halloween merchandise in 2003. The National Retail Federation also reports that Halloween is second only to Christmas in holiday decorations spending.

The Opportunity

      We believe that traditional retailers, particularly those focused on children’s party supplies, face many challenges in providing a satisfactory shopping experience. We believe that these include:

•	Limited Selection. Traditional party retailers are constrained by limited shelf space, departmentalized store layout and the high cost of carrying inventory in multiple store locations. As a result, they focus their assortment on a narrow selection of themes and accessories that generate the highest revenue and inventory turnover. By reducing their selection, these retailers limit consumers’ ability to find desired products.

•	Inconvenient Shopping Experience. The party supply market lacks a single source where the consumer can quickly find a broad assortment of party products and information conveniently in one location. The consumer may need to spend numerous hours and visit multiple locations in search of a complete set of party products and related information. Further, traditional party supply retailers can only serve customers who have access to their stores and are able to shop during store hours, which presents a challenge for today’s busy parents.

•	Lack of Knowledgeable Staff. Traditional party store customers face difficulties in obtaining quick and easy access to comprehensive party product information and planning advice such as theme selection, age-appropriate party activities, decorating ideas, recipes and games. Most traditional retail employees lack sufficient training to provide the desired advice.

•	Inability to Customize. Traditional party supply retailers commonly sell party goods and favors in pre-packaged sets. As a result, customers are required to purchase more than they need, or adjust the number of party guests to match the pre-packaged quantities. Most retailers also lack the ability to personalize products, such as a birthday banner featuring a child’s name.

•	Lack of Product Differentiation. Traditional retailers primarily purchase third-party products from industry wholesalers and distributors because they lack in-house product design, development and manufacturing expertise. Product offerings across traditional retailers are therefore substantially similar and subject to the design decisions of third-party manufacturers.

      We have observed that a number of these limitations also apply to other celebration product categories, notably girls’ specialty apparel and children’s costumes. We believe the shortfalls of the current marketplace for celebration products has provided an opportunity for new business models that address these issues.

Our Approach

      We believe our direct-to-consumer model, utilizing the Internet and catalogs, offers a more compelling shopping experience by providing a comprehensive assortment of products and accessories, supported by helpful information and advice. We also believe our model allows us to offer a more efficient and complete experience, leading to increased customer loyalty and repeat purchases.

      In recent years, we have added brands and product categories to augment our business where we feel we can improve a customer’s overall experience and capture an increasing share of their discretionary spending. Key attributes of our approach include:

Broad Merchandising Assortment

      We offer a broad mix of proprietary and third-party products. Our proprietary products are internally designed and are either manufactured by us, or manufactured exclusively for us. These proprietary products serve to differentiate us from competitors, create product continuity from year to year and provide an opportunity for increased margins relative to our other products. In addition, we purchase products from third-party suppliers in order to add popular products and styles to our offerings. For example, we believe that our Birthday Express party assortment is larger and more diverse than those typically found in a traditional retail store. We offer more than 100 themes, over 40 of which are exclusive or proprietary designs. Each of our proprietary and third-party themes has an extensive selection of as many as 35 coordinated party products. A customer shopping for the Bratz theme will find the party goods available at a traditional retail store, such as plates and napkins, plus accessories such as a lips piñata, sunglasses decorating activity kit, smooching lip key chains, and imaginative guest accessories, like feather boas, diva tiaras and favor purses.

      We have implemented a similar merchandising strategy in our Storybook and Costume Express brands by offering customers complete proprietary and third-party ensembles. In our Storybook brand, a customer can shop for a special communion dress and complement it with a veil, tights, gloves, shoes, rosary and a matching jacket. Our Costume Express brand offers a broad assortment of more than 120 quality costumes, most of which are available with coordinated accessories. For example, customers shopping for a pirate costume can also purchase an earring, eye patch, three-corner hat, hook, sword, stuffed parrot and telescope. Our Storybook and Costume Express brands also have matching mother-daughter and family outfits.

Comprehensive Product Information

      We offer extensive product information and support to provide a more personalized and informed purchasing experience.

      Detailed Online Information. Each of our branded websites offers extensive product information and advice. For example, in Birthday Express, each themed product web page presents a variety of products and suggestions for additional theme-related items such as personalized banners, party activities and favors. Each web page also includes a custom party-planning guide offering theme-specific tips, such as games, recipes, themed cake suggestions, as well as product reviews from customers.

      Knowledgeable Online and Phone Sales Staff. We conduct extensive training, monitoring and evaluation to ensure that our customer support team exhibits a consistently high level of product knowledge and professionalism across all our brands. Our customer support team for Birthday Express consists of trained party planners who are available to process orders, help with age-appropriate theme and activity selection and offer party planning ideas and advice. We offer an online chat feature on every product web page that allows customers to access real-time answers from trained planners. Our Storybook and Costume Express brands are supported by the same customer support representatives who are able to offer customers detailed accessory, sizing, fabric content and care information.

      We believe that the information and advice provided by our websites and customer support team not only saves our customers time, but also gives them confidence in their purchases and in the planning of their celebration.

Convenient Shopping Environment

      By offering a broad selection of products, advice and information in one convenient location, we seek to reduce our customers’ shopping time and stress. We believe consumers cannot find as extensive a selection of coordinating products at traditional retailers. We believe that in order to create a celebration with the same level of accessorization, the customer would have to travel to multiple locations and spend a considerable amount of time shopping for items, as well as researching the celebratory event details. In addition to one-stop-shopping, our websites and catalogs provide an opportunity for children to browse our products and participate in the selection process, saving parents the inconvenience of taking their children to multiple stores. Our online stores are open 24 hours a day, seven days a week, and products are delivered with an on-time guarantee.

Product Availability and Customization

      We are not limited by the same shelf space and store layout constraints as a traditional retailer, and as a result, we are able to offer a greater variety of products. We manage our inventory from a single centralized location, resulting in higher inventory turnover and reduced inventory risk. We believe our centralized inventory enables us to provide a large number of products and related accessories while maintaining higher product in-stock rates, thereby improving a customer’s shopping experience.

      For example, in our Birthday Express brand we currently offer over 100 themes, with as many as 35 accessories per theme, while maintaining an average in stock rate of 98%. We offer our products individually and in themed party packages from “Basic” to “Ultimate,” and we customize each package, including paper goods, favors and activities, to match the exact number of guests, rather than requiring customers to buy products in pre-packaged sets. We believe that giving customers the freedom to customize orders saves the customer money, reduces waste and contributes to a more satisfying shopping experience.

      Our centralized distribution facility also houses our Storybook and Costume Express inventories, affording these brands many of the same advantages.

Rapid Time to Market

      We believe our ability to quickly respond to changing consumer demand with new products allows us to improve our customers’ overall shopping experience. We carefully analyze our customers’ buying patterns, survey our customers through our websites and collect comments from our customer support center. We use these results to guide our merchandising strategy. Our online sales channel allows us the flexibility to bring products to market rapidly and to continually refine our merchandising assortment based on demand.

      For example, in our Birthday Express brand, we can go from concept to launch of a new theme in less than eight weeks or replenish existing paper goods in as little as 48 hours. Our internal design, product development, manufacturing and sourcing capabilities allow us to produce small quantities of new products, test them and, if appropriate, quickly expand the product assortment to better meet the needs of our customers.

Our Growth Strategy

      Our goal is to become the leading multi-brand destination for celebration products, merchandised as complete solutions, serving families with young children. Key elements of our strategy include:

Build Brand Awareness and Expand Our Customer Base

      We plan to continue to use a variety of online and print marketing strategies to target families with young children. We drive traffic to our websites and customer support center primarily through the use of catalogs, outbound email, search marketing and web-based affiliate programs. By increasing consumer awareness, we are making our branded websites a popular destination on the Internet, as evidenced by the fact that a majority of our customers enter our website addresses directly rather than through search engines or other indirect means. We also believe that word of mouth advertising is an important source of new customer acquisition and that many of our customers were introduced to our brands while attending celebrations featuring our products. In a recent survey we conducted on our website, over 98% of our Birthday Express buyers indicated they would order again and would tell their friends about us.

      Our dual-channel direct marketing model utilizing branded websites and catalogs allows us to cost-effectively build our brand awareness and expand our customer database. In our fiscal year ended May 31, 2004, we added over 370,000 new customers to our database, an increase of approximately 28% over the 289,000 new customers added during our fiscal year ended May 31, 2003. As of August 31, 2004, our customer database totaled over 2.0 million customers, with over 900,000 customer email addresses.

Continue to Add New Brands

      We have designed our business infrastructure, including marketing, technology, manufacturing and sourcing, customer support and distribution, to allow us to introduce new brands with minimal cost and integration issues. During the past three years, we have added Storybook via acquisition and Costume Express via internal development. The addition of these brands has allowed us to use our customer database to generate sales and increase order frequency. For our fiscal year ended May 31, 2004, our new brands accounted for approximately 20% of our net sales, up from 10% in our fiscal year ended May 31, 2002. We continuously evaluate the potential to develop or acquire new brands in attractive product categories in an effort to better serve our customers.

Increase Sales Per Customer

      We plan to increase our sales per customer by increasing both the frequency of purchase and net sales per order. We believe establishing a long-term relationship with our customer is key to driving frequent purchases. By offering new brands, such as Storybook and Costume Express, we have increased the number of occasions for which our customers can purchase our products. We also employ a number of strategies to increase net sales per order, including offering an expanded assortment of products and accessories. For example, in our Birthday Express brand, we offer a broad assortment of complementary accessories, such as whimsical hats, activity kits, favor-filled boxes and personalized birthday banners, designed to complement the traditional paper products. We bundle these products into party packages designed to increase the net sales per order. Once a package or theme is chosen, additional products are presented during the check-out process. We believe that the combination of these techniques has been effective, as evidenced by the fact that our net sales per order for our fiscal year ended May 31, 2004 was $78.02, and has increased each year for the past three years without price increases.

Expand Our Product Offerings

      We plan to continue to expand our proprietary and third-party offerings within each of our brands. Our product design team is continually creating, testing and sourcing new themes and products to respond to changes in customer tastes. The online nature of our business allows us to test and cost-efficiently add new products to our overall assortment.

      For example, in our Birthday Express brand, we have launched nine new proprietary themes in the first six months of calendar year 2004. Five of these are already among our most popular themes. Additionally, the introduction of popular third-party themes, such as Spider-Man 2 and Harry Potter: Prisoner of Azkaban, allow us to capitalize on new film releases and other market trends. We have also tested several new product categories, including personalized banners, themed sipper cups, reusable wall decorations and special clothing for the birthday child. We will continue to grow our product offerings, as we believe that expanded selection increases customer satisfaction and increases our sales.

Improve Supply Chain Efficiency and Profitability

      We plan to increase our profitability by expanding our proprietary products, simplifying the supply chain and further utilizing our existing infrastructure. Within each of our brands, we expect to introduce new proprietary designs, products and accessories, which we believe enables us to achieve higher gross margins. As we grow, we plan to remove layers in the supply chain and achieve economies of scale that could lower our overall costs. When sufficient volume develops, we have turned to direct sourcing of products, which has allowed us to reduce costs, improve margins and in many cases deliver what we believe to be a higher quality product to the customer.

Our Brands and Product Offerings

      We offer our celebration products through the following brands:

Birthday Express

      We launched our Birthday Express brand to provide children’s party solutions utilizing a catalog in June 1994 and a website in April 1996. We currently offer over 100 birthday party themes that include a mix of third-party and proprietary products. Our third-party properties include popular themes such as Finding Nemo, Dora the Explorer and Thomas the Tank Engine. Our proprietary themes are based on either licenses, such as The DOG, Tony Hawk, Lil’ Bratz and Garfield, or internally developed children’s themes such as fire engines, construction equipment, mermaids and unicorns.

      Within each theme we offer as many as 35 high-quality, theme-coordinated party products. In addition to the usual paper products for parties, such as plates, cups, napkins, tablecloths and invitations, we provide a broad assortment of proprietary accessories such as piñatas, whimsical party hats, activity kits and crafts, costumes, personalized banners and distinctive favor-filled boxes. For example, in the Spirit: Stallion of the Cimarron theme, we offer 37 coordinated party products, 10 of which we purchase from licensees. We manufacture or directly source the other 27 items, including horse piñatas, horseshoe decorating kits, horse purses, cowboy hats and bandanas. Our products can be bought individually or in cost-saving “Basic,” “Deluxe” and “Ultimate” packages ranging in price from approximately $21 to $170, all customizable to the exact number of guests. Additionally, our Great Days product line offers a variety of personalized date history scrolls that chronicle noteworthy events.

Storybook

      We acquired the Storybook brand in April 2001 and re-launched it utilizing a branded website and catalog in February 2002. Storybook is a provider of high-quality girls’ special occasion and specialty apparel. Our products include a mix of our proprietary designs, as well as an offering of third-party boutique brands. Our special occasion apparel is focused on classically styled dresses for holidays and celebration events such as Christmas, Easter, Mother’s Day, weddings and first communion. In addition, we offer coordinated accessories for our dresses such as shoes, gloves, purses, hats and headbands. We recently introduced coordinated collections of high-quality specialty sportswear to expand our offering. We believe that customers look to Storybook as a source of both classic and current fashions that are appropriate for young girls.

Costume Express

      We tested Costume Express as a separate brand through a website and catalog in September and October 2003 and based on its performance, we expanded this brand in Fall 2004. Costume Express grew organically out of our costume offerings in our Birthday Express and Storybook brands and will include over 120 costumes for Halloween and other year-round dress-up occasions. We also offer a variety of add-on accessories that enhance the total costume and allow the customer to choose the completeness of the look. While we carry some third-party costumes such as Kim Possible, Batman and SpongeBob to capture current trends, the majority of our product mix and revenues in Costume Express are derived from our own proprietary designs. Costumes with timeless, broad appeal such as princesses, divas, astronauts, hippies, witches and mermaids, provide us with a stable product assortment that we can market year after year. Our proprietary costumes use high-quality fabric, design and construction, which distinguishes us from mass merchandisers. Our costumes range in price from approximately $24 for a basic costume to $110 for a completely accessorized costume. We have recently expanded our assortment to include a number of family costume options, including coordinated brother-sister, mother-daughter and family costume themes.

Product Development and Sourcing

      Proprietary products are the focus of our merchandising assortment for each of our brands, producing a majority of our revenue. These products allow us to differentiate our offerings from those of our competition and respond quickly to market trends. They also have typically provided us with better margins and often have more longevity than third-party products and themes.

      Proprietary products are designed and developed by our in-house staff of eleven, including individuals who specialize in graphic art, sculpture, pattern-making, production and sourcing. Additionally, we utilize freelance design resources as needed. Our proprietary products are either manufactured by us or manufactured exclusively for us. We manufacture our proprietary paper products, including paper plates, paper cups, invitations, thank-you notes, centerpieces, place mats, favor boxes and sticker sheets at our on-site production facility. We obtain our clothing, costumes and non-paper products directly from a diverse network of over 200 manufacturers and distributors throughout North America, Europe and Asia. We believe sourcing our products directly from manufacturers allows us to eliminate traditional supply chain intermediaries and thus more effectively reduce costs, monitor product quality and coordinate selections to match our themed packages. In our fiscal year ended May 31, 2004, products supplied by our ten largest suppliers represented 36% of our inventory purchases with our largest supplier representing 10%.

      Third-party products are also key to each of our brands because they allow customers to purchase products based on current trends. Our merchandisers gain insight into market trends through their relationships with key suppliers and by traveling to tradeshows to find new products. We are often able to purchase popular products from third-party suppliers at discounts based on our volumes and reorder, as needed, to meet our customers’ demand. In our Birthday Express and Costume Express brands, this strategy allows us to offer current products such as Elmo and Care Bears, without incurring the significant financial investment and risk that comes from pursuing such large and visible licenses. By including boutique brands in Storybook, we are able to expand our overall assortment to include seasonal products without investing our resources in design and meeting manufacturing minimums.

Marketing and Customer Acquisition

      Our marketing strategy utilizes both online and print marketing programs to acquire and retain customers. Our integrated in-house team of web developers, graphic artists and copywriters make use of our digital studio to design and create our websites and catalogs. By designing and creating our marketing materials in-house, we are able to maintain quality control and shorten production lead-times. Our websites and catalogs use photographic themes and detailed product descriptions, and prominently feature our most popular products. Our marketing and merchandising departments work together to determine the placement and presentation of merchandise on our websites and in our catalogs. We monitor customer interaction with our website and use this information to adjust product placement to optimize sales. In addition, we have the ability to update the features and functionality of our website in response to our customers’ needs.

      We intend to continue growing our customer base through targeted marketing programs. We continually evaluate our marketing strategies to maximize their effectiveness and return on investment.

      Online Marketing and Promotion. We utilize numerous online marketing methods to reach our current and potential customers and generate traffic on our websites. The most significant programs include:

•	Email Marketing. For our Birthday Express brand, our outbound email program includes a monthly customer newsletter that highlights new products and introduces new party planning tips. Additional outbound email marketing includes notification and product launch emails that are targeted to coincide with key children’s literary and movie events. Storybook produces weekly emails that highlight seasonal product features as well as periodic promotions. Costume Express emails arrive from August to October, in line with the Halloween buying season, and offer new products, children’s safety tips and seasonal specials.

•	Search Marketing. We invest marketing and web development resources to ensure search-friendly web site design, with a goal of maximizing search placement. Additionally, we work with online search engines such as Google and Overture to drive traffic to our websites through the purchase of keywords.

•	Affiliates Program. All of our brands have online affiliate programs, which include carefully chosen partner sites. Our affiliate program is designed to compensate our partners for directing new customer traffic and sales to our websites.

      Offline Marketing and Promotion. Our catalogs remain our primary advertising and marketing vehicle. Our branded catalogs showcase our best-selling party products, apparel and costumes and help to generate interest in our broader online offerings. We also occasionally market our products through direct marketing insert programs.

      As of August 31, 2004, our customer database totaled over 2.0 million customers, with over 900,000 customer email addresses. During our fiscal year ended May 31, 2004, we added over 370,000 new customers, an increase of 28% over the 289,000 new customers added during our fiscal year ended May 31, 2003. Our customer database provides a ready source of information to help assess the effectiveness of our online and print marketing programs.

Customer Support

      Offering a high level of customer support is a key part of our strategy. We provide online information resources along with knowledgeable, highly trained support staff in order to retain and expand our customer base.

      Online Customer Support. Our websites organize our products into easy-to-navigate departments. A customer can shop through three convenient methods: traditional online shopping, electronic order form, or by virtually paging through an online catalog. We offer online help through our “live chat” function on every web page, so customers can easily receive immediate interactive assistance from our trained customer support representatives. Our shopping cart features an easy two-step checkout process. Online support continues after an order is placed, with an email confirmation sent within minutes, and shipment confirmation that enables customers to track their order status. Additionally, each branded website has certain customized features. For example, the Birthday Express website offers tools designed to facilitate the theme selection and party-planning process, including: theme-specific product reviews and party planning guide; party planning checklist and calendar; geographic resource directory; party decorating tips; animated electronic invitations; party games and activities; and recipes and cake decorating ideas.

      Customer Support Center. Our customer support staff receives extensive training across each brand’s product offering upon joining the organization, followed by monthly hands-on training. This knowledge base allows them to work confidently with the customer to build a complete party package or accessorized outfit. We regularly monitor calls to ensure consistent service levels, and our mentoring program is designed to improve sales skills. For example, our Birthday Express party planners are trained to offer product add-ons such as age-appropriate themed activities or a personalized themed banner, to help the customer create a better party.

      We continue to invest in training and technology to ensure that our customer support staff has the necessary tools and knowledge to provide a positive customer shopping experience. Call center staffing is managed with the help of workforce software that allows us to answer over 90% of customer calls on the first ring. When we receive unexpectedly high call volume, customers holding longer than one minute are offered an automatic call-back option in which the system accurately quotes an estimated number of minutes until the return phone call, holds the customer’s place in line and serves the return call to the next available customer support representative. We have also implemented an incoming call recognition system to automatically populate customer information onto the order entry screen which saves time and increases order accuracy.

      Each customer support staff member has real-time access to extensive product information via our internal customer support website. This serves to increase efficiency and improve the customer shopping experience. Our customer support representatives are available for online and phone support weekdays from 4:30 a.m. to 10:00 p.m., and weekends from 6:00 a.m. to 9:00 p.m., Pacific time.

Fulfillment and Shipping

      We believe our order fulfillment procedures, distribution center location and customized software to manage the pick, pack and ship order process are key elements of our strategy. In order to improve our inventory turnover and reduce overhead, we consolidated all our fulfillment operations into our Greensboro, North Carolina fulfillment and distribution center in July 2003. Our Greensboro facility operates 24 hours a day during weekdays, to ensure that orders are processed on a continuous basis. We have designed our systems to actively monitor each product shipment and adjust shipping methods, if necessary, to make certain that an order reaches the customer by the requested date.

      Our customized fulfillment software enables us to pick, pack and ship orders in packages and sets, which under our Birthday Express brand involves an average of 20 items consisting of over 100 individual components. Our customized fulfillment software also enables us to pick orders for the exact number of party guests, process personalized products and track orders throughout the fulfillment process via bar-coding. Our distribution center is located close to key third-party shipping distribution hubs. This has enabled us to lower our shipping costs and provide faster delivery time to customers. We offer our customers overnight, two-day, four-day and ground delivery and utilize third-party shippers including United Parcel Service of America, Inc., United States Postal Service and Federal Express Corporation.

Technology Systems

      Our order processing, fulfillment, customer support, inventory, merchandising and financial reporting systems utilize a combination of proprietary and licensed software. We concentrate our software development efforts on creating and enhancing the features and functionality of our websites and order processing and fulfillment systems to deliver a high-quality customer experience.

      Our websites include proprietary product search technology, customized web pages and several customer shopping cart and checkout alternatives. Our websites use secure encryption technology to send, receive and store customer information, including credit card information. We utilize licensed software and internally developed customer support enhancement features to manage our ordering processes.

      Our websites are available 24 hours a day, seven days a week with minimal downtime required for maintenance. We utilize load balancing systems to maintain higher than a 99% uptime on our websites. Our websites are maintained in our secure data centers in Kirkland, Washington and Greensboro, North Carolina facilities. These locations provide us both website and web server redundancy. Our data centers are also equipped with redundant network connections, emergency power backup systems and firewall software. We utilize tape backup systems for all our servers and software. We currently store our customer database on concurrently running servers.

      We continue to invest in technology to provide a reliable customer shopping experience and to support our growth. We believe we have developed a scalable technology infrastructure to support our websites, customer support center and enterprise systems. As a result, we maintain excess server and bandwidth capacity to allow us to continue critical business functions in the event of hardware failure or unusually heavy website traffic. Our systems are monitored continuously utilizing licensed software.

Competition

      We operate in several highly competitive markets including party goods, girls’ specialty apparel and children’s costumes. Our primary competition comes from traditional retailers that offer a variety of products in the party products and apparel spaces. Competitors can enter our market with little difficulty and can launch new websites or catalogs at relatively low cost.

      We believe our primary competition in party goods and costumes is from mass merchandisers such as Target and Wal-Mart and party goods superstores such as Party City and Party America. We also compete with a variety of other companies including: online retailers of party goods; traditional card and gift specialty retailers; supermarkets and drugstores; and catalog retailers of novelty items. Additionally, we compete in the girls’ apparel market with department stores and specialty catalogs and retailers.

      We believe the principal competitive factors in our markets are brand recognition, product selection, availability and quality, convenience, customer support and price as well as accurate and timely order fulfillment and delivery. Many of our current and potential competitors may have the ability to devote substantially more resources to marketing, customer support, product development and order fulfillment operations than we can. Some of our suppliers also may choose to compete directly with us and may in the future not supply product to us. In addition, larger and more well-financed entities may acquire, invest in or form joint ventures with our competitors. Some of our competitors may be able to secure products from suppliers on more favorable terms, fulfill orders more efficiently and adopt more aggressive pricing policies than we can.

Intellectual Property

      We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Birthday Express, BirthdayExpress.com and Storybook Heirlooms are registered with the United States Patent and Trademark office, and we have recently filed federal trademark applications for Costume Express and Celebrate Express. Our outstanding trademark applications may not be allowed. Even if these applications are allowed, they may not provide us a competitive advantage. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

      Third parties have asserted, and may in the future assert, that our business or brands, or the products we make or use infringe upon their rights. We believe that our product and service offerings do not infringe upon the intellectual property rights of any third party. However, we cannot assure you that we will prevail in any intellectual property dispute.

      We also rely on technologies and designs developed and licensed from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. Our design licenses, which include licensed trademarks and copyrights, are limited in scope, generally have two- or three-year terms and do not provide automatic renewal rights. Moreover, most of these licensed may be terminated immediately if we breach their terms. The loss of existing technology licenses could harm the performance of our existing services until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new features, functions or services, which could harm our business. Further, third parties may claim infringement by us with respect to our use of current or future technologies, whether developed by us or licensed from third parties. Although there are currently no material pending claims of infringement against us and we are not aware of any material claims that may be brought against us, third parties may in the future claim that the sale of one or more of our product offerings infringes their intellectual property rights. We expect that the continued growth of the Internet will result in an increasing number of infringement claims as legal standards related to our market continue to evolve. Any such claim, with or without merit, could be time consuming, result in costly litigation, cause service upgrade delays, cause us to discontinue the availability of a particular product offering or discontinue use of a particular technology, require us to pay damages or enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could have a material adverse effect on our business, operating results and financial condition.

Government Regulation

      We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing or online commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.

      Further, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad. Regulations imposed by the Federal Trade Commission, or FTC, may adversely affect the growth of our business or our marketing efforts. The FTC has adopted regulations regarding the collection, maintenance, dissemination and use of personal identifying information obtained from individuals when accessing websites. These regulations include requirements that we establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct and delete personal information stored by us. They also contain specific parental consent provisions with respect to collecting information from children. These regulations also include enforcement and redress provisions. In addition, the FTC has conducted investigations into the privacy practices of companies that collect information on the Internet. We may become subject to the FTC’s regulatory and enforcement efforts with respect to current regulations or future regulations, or those of other governmental bodies, which may adversely affect our ability to collect demographic and personal information from users and our ability to email users, which could adversely affect our marketing efforts. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers. The adoption of or modification of laws applicable to Internet advertising, marketing or data collection could affect our ability to market our products, decrease the demand for our products, increase our costs or otherwise adversely affect our business.

      We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. Most of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased fulfillment costs.

      In addition, because our products and services are available over the Internet in multiple states, certain states may claim that we are required to qualify to do business and collect sales tax from our customers located in those states. Currently, we are qualified to do business only in Washington and North Carolina. Our failure to qualify to do business in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. Additionally, we do not currently collect or have imposed upon us sales, use or other taxes related to the products we sell, except for certain corporate-level taxes and sales taxes with respect to purchases by customers located in the states of North Carolina and Washington. However, one or more states may seek to impose sales, use and other tax collection obligations on us in the future. A successful assertion by one or more states that we should be collecting sales, use or other taxes on the sale of our products could result in substantial tax liabilities and penalties in connection with past sales. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could harm our business and results of operations.

Employees

      As of August 31, 2004, we had 371 employees, including 118 in customer support, 34 in marketing and merchandising, 13 in technology and information systems, 193 in manufacturing and distribution and 13 in administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

Facilities

      Our corporate offices and production facility are located in Kirkland, Washington, where we lease an aggregate of approximately 41,000 square feet under a lease that expires in December 2008. In addition, we lease an aggregate of 56,000 square feet in Greensboro, North Carolina for our fulfillment and distribution facility, under a lease that expires in August 2007.

Legal Proceedings

      From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. As of August 31, 2004, there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

      Set forth below is the name, age, position and a brief description of the business experience of each of our executive officers and directors as of August 31, 2004:

Name	Age	Position(s)

Michael K. Jewell	46	Chief Executive Officer, President and Chairman of the Board of Directors
Lori Liddle	43	Chief Marketing & Merchandising Officer
Darin White	33	Vice President, Finance and Secretary
Dina Alhadeff	43	Vice President, Storybook
Allen L. McDowell	40	Vice President, Information Systems
Travis Roberts	40	Vice President, Operations
Keith L. Crandell(1)	44	Director
Donald R. Hughes(2)(4)	43	Director
Tim McGarvey(3)(4)	67	Director
Jean Reynolds(1)(4)	46	Director
Jack Sansolo, Ph.D.(3)	60	Director
Ronald A. Weinstein(1)(3)	63	Director

(1)	Member of the Compensation Committee
(2)	Mr. Hughes’ election to our board of directors is effective and contingent upon the closing of this offering. Upon his election, Mr. Hughes will become a member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Audit Committee

      Michael K. Jewell co-founded Celebrate Express, Inc. and has served as our president and chairman of our board of directors since our inception in June 1994 and as our chief executive officer since July 2002. Mr. Jewell also served as our co-chief executive officer from December 1999 to July 2002. From January 1996 to August 1997, Mr. Jewell served as chief financial officer of Engineering Animation, Inc. (EAI), an Internet and software animation company. From August 1992 to January 1996, Mr. Jewell was an operations consultant to EAI. From March 1989 to March 1992, Mr. Jewell served as a strategic planning and operations advisor to companies funded by Advanced Technology Partners, a venture capital firm. From May 1984 to August 1988, Mr. Jewell was vice president of finance and member of the strategic planning committee of Credence Systems, Inc., a publicly-held manufacturer of semiconductor test equipment. Mr. Jewell earned an M.B.A. in entrepreneurial management from the University of Southern California and a B.A. in strategic marketing from San Jose State University.

      Lori Liddle has served as our chief marketing & merchandising officer since July 2004 and our executive vice president of marketing and merchandising since January 2003. From January 2001 to October 2002, Ms. Liddle served as the executive vice president — sales and marketing for the Nordstrom Direct Division of Nordstrom, Inc., a direct marketer of apparel and accessories. From March 1999 to January 2001, Ms. Liddle served as senior vice president for Mattel Direct for the American Girl Division of Mattel, Inc., a specialty retailer of dolls, books and toys. From November 1998 to March 1999, Ms. Liddle served as senior vice president, marketing for Lands’ End Direct Merchants, a direct marketer of apparel and accessories. Prior to that she held various positions within Lands’ End Direct Merchants, including managing director of the Kids Division, from September 1985 to November 1998. From December 1983 to August 1985, Ms. Liddle served as an accountant for the small business division of Arthur Andersen & Co. LLP. Ms. Liddle earned a B.B.A. in accounting from the University of Wisconsin.

      Darin White has served as our vice president, finance and secretary since June of 2003. From April 2001 to June 2003, Mr. White served as our controller. From June 1999 to April 2001, Mr. White served as senior financial analyst for U.S. retail for Amazon.com, Inc., an Internet retail company. From June 1999 to June 2000, Mr. White served as a senior financial analyst for Amazon.com, Inc. From April 1998 to June 1999, Mr. White served as northwest division controller for Corporate Express, Inc., an office products supplier. From March 1997 to April 1998, Mr. White served as western region financial analyst for Corporate Express, Inc. From January 1994 to March 1997, Mr. White served as senior auditor for Deloitte & Touche LLP, a public accounting firm. Mr. White earned a B.S. in accounting from Central Washington University and holds a certified public accountant certificate.

      Dina Alhadeff has served as our vice president, Storybook since January 2004. From January 2003 to December 2003, Ms. Alhadeff served as a consultant to Celebrate Express, Inc. From 1999 to 2002, Ms. Alhadeff held several brand manager positions with Nordstrom, Inc. and Nordstrom Direct, a division of Nordstrom, Inc. From 1995 to 1999, Ms. Alhadeff held several positions at Land’s End, including kid’s general merchandise manager. From 1993 to 1995, Ms. Alhadeff served as youthwear merchandise manager for Marithe & Francois Girbaud, an apparel manufacturer. From 1992 to 1993, Ms. Alhadeff served as associate merchandiser/ menswear for Marithe & Francois Girbaud. From 1987 to 1992, Ms. Alhadeff served in many roles such as product developer, product development assistant, textile specialist and design assistant for Generra Sportswear.

      Allen L. McDowell has served as our vice president, information systems since August 2004. From September 2001 to August 2004, Mr. McDowell served as director of global site development for Amazon.com, Inc. From June 1996 to September 2001, Mr. McDowell served in various positions with Microsoft Corporation, most recently as a group manager. Mr. McDowell holds a B.S. from Washington State University.

      Travis Roberts has served as our vice president, operations since July 1999. From July 1998 to July 1999, Mr. Roberts served as our director of operations. From June 1997 to July 1998, Mr. Roberts served as director of operations for Pacific Rim Import Corporation, a home décor import company. From March 1987 to May 1997, Mr. Roberts served as director of distribution for the west coast distribution facility of The Sherwin-Williams Company, a paint products company. Mr. Roberts holds a B.A. in business management from the University of Nevada, Reno.

      Keith L. Crandell has served as a member of our board of directors since January 2002. Since July 1994, Mr. Crandell has served as a managing director of ARCH Venture Partners, a venture capital firm. Mr. Crandell also serves as a director of Apropos Technology, Inc., a customer relationship management software company. Mr. Crandell holds an M.B.A. from the University of Chicago, an M.S. in Chemistry from the University of Texas at Arlington, and a B.S. in Chemistry from St. Lawrence University.

      Donald R. Hughes will join our board of directors effective as of and contingent upon the closing of this offering. Mr. Hughes joined Lands’ End in October 1987 and held numerous positions, including investor relations manager, senior staff accountant, controller, director of finance and most recently as senior vice president and chief financial officer from January 2001 until February 2004. Prior to his employment with Lands’ End, Mr. Hughes served as an auditor with Arthur Andersen & Co. Mr. Hughes earned a B.B.A. in accounting from the University of Wisconsin and holds a certification as a certified public accountant from the State of Wisconsin.

      Tim McGarvey has served as a member of our board of directors since April 2003. Since January 1979, Mr. McGarvey has been the chief executive officer of Eclipse 2000, a management consulting firm. From 1975 to 1979, Mr. McGarvey was senior vice president of marketing and business development for Stanford Applied Engineering, Inc., a manufacturer of proprietary electronic products. Mr. McGarvey is the chairman of the Seattle-area Chief Executive Forum, an organization of corporate presidents and chief executive officers. Mr. McGarvey is on the board of directors Equinox Hotel Management and U.S. Advisory Board of FACT International. Mr. McGarvey holds both an M.B.A. and a B.A. in business administration from the University of Notre Dame.

      Jean Reynolds has served as a member of our board of directors since November 2003. Since December 1998, Ms. Reynolds has been the president of Maxon Furniture, Inc., an operating company of

HNI Corporation. Ms. Reynolds joined HNI Corporation in 1981, and has held numerous positions, including positions in finance, marketing, strategic planning, and sales management, including, since December 1998, service as president of BPI/Panel Concepts, an operating company of HNI Corporation, now known as Maxon Furniture, Inc. Ms. Reynolds holds a B.A. in business administration from the University of Iowa and earned certification as a certified public accountant from the State of Iowa.

      Jack Sansolo, Ph.D. has served as a member of our board of directors since November 2001. Since January 2001, Dr. Sansolo provides services through Point A Consulting, a marketing, communications and advertising agency which Dr. Sansolo founded and operated from March 1993 to August 1996. From September 1996 to January 2001, Dr. Sansolo served as executive vice president, Global Brand Direction, for Eddie Bauer, Inc., a retailer of apparel and home furnishings. From 1982 to 1992 Dr. Sansolo was at Hill, Holliday, Connors, Cosmopulos Advertising, Inc., ultimately serving as the president and vice chairman of marketing and corporate development. Dr. Sansolo holds a Ph.D. in social psychology from Harvard University and an A.B. from Hunter College. Dr. Sansolo currently serves as a director for aQuantive, Inc., a digital marketing company, and Classmates Online, Inc., an online alumni networking and services company.

      Ronald A. Weinstein has served as a member of our board of directors since October 1998. Since November 1992, Mr. Weinstein has served as the managing general partner of the Weinstein Family Limited Partnership, an investment partnership. Mr. Weinstein also serves on the board of directors of Great Circle Family Foods, LLC, a food processing company. Mr. Weinstein has also served on the board of directors of Quality Food Centers, Inc., a publicly-held grocery store retailer, until its sale in 1998, and Coinstar, Inc., a publicly-held consumer services company, until 2001.

Board Composition

      Our board of directors currently consists of six members — Messrs. Jewell, Crandell, McGarvey and Weinstein, Dr. Sansolo and Ms. Reynolds. These directors were designated and elected in accordance with the terms of a voting agreement between our preferred shareholders, including entities with which certain of our directors are affiliated, and our founders as follows: Messrs. Jewell and McGarvey and Ms. Reynolds were designated by the holders of a majority of our common stock; Mr. Weinstein was designated by the holders of a majority of our Series A preferred stock; Dr. Sansolo was designated by the holders of a majority of our preferred stock voting as a class; and Mr. Crandell was designated by ARCH Venture Fund IV, L.P. This voting agreement will terminate on the closing of this offering. Our directors, other than Mr. Jewell, are not, and have never been, employees of our company or any of our subsidiaries. Mr. Hughes will join our board of directors effective and contingent upon the closing of this offering. Our board of directors has determined that each of Mr. Crandell, Mr. Hughes, Mr. McGarvey, Ms. Reynolds, Dr. Sansolo and Mr. Weinstein is an independent director under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

      Upon the closing of this offering, our board of directors will be divided into three classes as follows:

•	Class I consists of Mr. Crandell and Mr. McGarvey, whose terms will expire at our annual meeting of shareholders to be held in 2005 or special meeting held in lieu thereof;

•	Class II consists of Mr. Weinstein and Mr. Sansolo, whose terms will expire at the annual meeting of shareholders to be held in 2006 or special meeting held in lieu thereof; and

•	Class III consists of Mr. Hughes, Mr. Jewell and Ms. Reynolds, whose terms will expire at the annual meeting of shareholders to be held in 2007 or special meeting held in lieu thereof.

      At each annual meeting of shareholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election or special meeting held in lieu thereof. In addition, our articles of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

      This classification of the board of directors may have the effect of delaying or preventing changes in control or management, although our directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock. See “Description of Capital Stock — Anti-takeover Effects of Certain Provisions of Washington Law and Our Articles of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our articles of incorporation.

Board Committees

      As of the closing of this offering, our board of directors will have established an audit committee, a compensation committee and a nominating and corporate governance committee.

      Audit Committee. The audit committee will consist of Mr. McGarvey, Ms. Reynolds and, effective and contingent upon the closing of this offering, Mr. Hughes, each of whom is an independent director. Mr. Hughes will serve as chairperson of our audit committee. The audit committee will be a standing committee of, and operate under a written charter adopted by, our board of directors. The audit committee will review and monitor our financial statements and accounting practices, appoint, determine funding for, and oversee our independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit and control functions. Mr. Hughes will serve as our audit committee financial expert under Item 401 of Regulation S-K promulgated under the Exchange Act.

      Compensation Committee. The compensation committee will consist of Mr. Crandell, Ms. Reynolds and Mr. Weinstein, each of whom is an independent director. Ms. Reynolds will serve as chairperson of our compensation committee. The compensation committee will make decisions and recommendations regarding salaries, bonuses, benefits and incentive compensation for our directors and executive officers, and administer our incentive compensation and benefit plans, including our 2004 Amended and Restated Equity Incentive Plan and our Employee Stock Purchase Plan.

      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. McGarvey, Dr. Sansolo and Mr. Weinstein, each of whom is an independent director. Dr. Sansolo will serve as chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of shareholders, recommending corporate governance principles to the board of directors and evaluating our board’s performance.

      Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

      None of Mr. Crandell, Ms. Reynolds or Mr. Weinstein, who will serve as the members of our compensation committee, is or has ever been one of our officers or employees. None of our executive officers serves or has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Compensation of Directors

      We have provided certain of our non-employee directors with cash compensation for their services as members of the board of directors. We paid Dr. Sansolo $12,000 in fiscal 2002, $26,500 in fiscal 2003 and $30,000 in fiscal 2004. We also paid Mr. McGarvey $2,500 in fiscal 2003 and $30,000 in fiscal 2004. Additionally, we paid Ms. Reynolds $11,250 in fiscal 2004.

      As of the completion of this offering, non-employee directors will be entitled to an annual retainer of $15,000, and will receive $1,000 for attending each board meeting in person, $500 for participating in each telephonic board meeting, and $500 for participating in each committee meeting. The chairperson of the audit committee will receive an annual retainer of $5,000 per year and the chairperson of both our compensation committee and nominating and corporate governance committee will receive an annual retainer of $2,000.

      In addition, beginning on the date of this offering, our non-employee directors will be given the choice of receiving payment of these retainers and meeting fees in cash or in lieu of cash receiving discounted stock options issued under our 2004 Amended and Restated Equity Incentive Plan. The board of directors has adopted a program under this plan that provides for issuance of such discounted stock options to each non-employee director who elects in advance to receive payment of all or a portion of his or her retainers and meeting fees in the form of options rather than cash. Specifically, this program provides that an option issued in satisfaction of retainers and meeting fees will have an exercise price equal to 33.33% of the closing market price of our common stock on the date of grant of the option. The number of shares of our common stock subject to the option will be determined by dividing the cash amount of the retainer or fee to be paid by 66.67% of the closing market price of a share of our common stock on the date of grant of the option. Any options to purchase our common stock granted with respect to annual retainers will be granted on the first business day of each fiscal year. The options granted with respect to annual retainers will be vested as to 25% of the shares subject to the option as of the date of grant and will vest as to 25% of the shares subject to the option on the first day of each of the three successive quarters following the date of grant. Any options to purchase our common stock granted with respect to attendance at a board or committee meeting will be granted on the last business day of the calendar quarter in which the meeting was held. The options granted with respect to attendance at a meeting will be 100% vested as of the date of grant. The board reserves the right to change this retainer program at any time, including to change the amount of the retainers and meeting fees. We also reimburse all board members for reasonable expenses incurred by them in connection with attendance at board and committee meetings.

      From time to time, certain of our non-employee directors received grants of options to purchase shares of our common stock under our equity incentive plans as compensation for their services as members of the board of directors. In June 1999, the board of directors granted Mr. Weinstein an option to purchase 19,868 shares of our common stock at a price of $0.53 per share. This option vested in full on October 1, 2002. In January 2002, the board of directors granted Mr. Weinstein an option to purchase 16,557 shares of our common stock at a price of $0.33 per share. This option vested with respect to 4,139 shares on January 10, 2002 and another 4,139 shares on January 10, 2003, with the remainder vesting thereafter in 24 equal monthly installments. In January 2002, the board of directors granted Dr. Sansolo an option to purchase 26,491 shares of our common stock at a price of $0.33 per share. This option vested with respect to 6,623 shares on the grant date and another 6,623 shares vested on January 10, 2003, with the remainder vesting thereafter in 24 equal monthly installments. In September 2004, Dr. Sansolo and Mr. Weinstein each received an option to purchase 3,312 shares of our common stock at an exercise price of $12.91, which vest at the rate of 25% at the end of each three month period following the date of grant. In September 2004, Messrs. Crandell and McGarvey and Ms. Reynolds each received an option to purchase 13,246 shares of our common stock at an exercise price of $12.91, which vest at the rate of 8.33% at the end of each three month period following the date of grant. Directors are eligible to participate in our stock plans and non-employee directors will receive options to purchase shares of our common stock as compensation for their services after the completion of this offering as described below. See “Management — Employee Benefit Plans — 2004 Amended and Restated Equity Incentive Plan” below.

Indemnification of Directors and Executive Officers and Limitation of Liability

      Our articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as one of our directors, except liability for:

•	acts or omissions involving intentional misconduct or knowing violations of law;

•	unlawful distributions; or

•	transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

      Upon the closing of this offering, our articles of incorporation will also provide that we may indemnify any individual made a party to a proceeding because that individual is or was a director or officer of ours, and this right to indemnification will continue as to an individual who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors or administrators. Any repeal of or modification to our articles of incorporation may not adversely affect any right of a director or officer of ours who is or was a director or officer at the time of such repeal or modification.

      Upon the closing of this offering, our bylaws will provide that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by law.

      Upon the closing of this offering, we will enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our articles of incorporation or bylaws. These agreements, among other things, indemnify our directors and certain officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us, arising out of that person’s services as our director or officer or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to maintain liability insurance for our officers and directors.

Executive Compensation

Summary of Cash and Other Compensation

      The following table shows all compensation received during our fiscal year ended May 31, 2004 by our chief executive officer and the four other most highly compensated executive officers. These individuals are referred to as the “named executive officers.” The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees. We have never granted any stock options to our chief executive officer.

Summary Compensation Table

				Long-Term
				Compensation
	Annual Compensation
				Securities
			Other Annual	Underlying	All Other
	Salary	Bonus	Compensation(1)	Options (#)	Compensation

Michael K. Jewell	$175,000	—	—	—	—
Chief Executive Officer, President and Chairman of the Board of Directors
Lori Liddle	200,000	—	—	185,431	—
Chief Marketing & Merchandising Officer
Darin White	111,935	—	—	4,636	—
Vice President, Finance and Secretary
Dina Alhadeff(2)	50,192	—	—	29,802	—
Vice President, Storybook
Travis Roberts	121,731	—	—	4,636	—
Vice President, Operations

(1)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by our named executive officers that do not exceed, in the aggregate, the lesser of $50,000 or 10% of any such officer’s combined salary and bonus disclosed in this table.
(2)	Ms. Alhadeff’s employment began on January 12, 2004.

      Mr. Allen L. McDowell joined us as our vice president, information systems in August 2004. In September 2004, Mr. McDowell received an option to purchase 43,047 shares of our common stock at an exercise price of $12.91 per share, which vests as to 25% of the shares on the first anniversary of the vesting commencement date and 6.25% of the shares at the end of each quarter thereafter.

Option Grants and Aggregated Option Exercises in the Last Fiscal Year

      The following table sets forth certain information with respect to stock options granted to each of our named executive officers during our fiscal year ended May 31, 2004. Options granted in fiscal 2004 to the named executive officers were granted under our 2004 Amended and Restated Equity Incentive Plan, the material terms of which are described below. All options granted to the named executive officers are options to purchase common stock. The exercise price per share of each option granted was equal to the fair market value of the underlying common stock on the date of the grant as determined by our board of directors.

	Option Grants in Last Fiscal Year				Potential Realizable
					Value at Assumed
	Number of				Annual Rates of Stock Price
	Securities	Percentage of			Appreciation for
	Underlying	Total Options	Exercise		Option Term(1)
	Options	Granted to	Price Per	Expiration
Name	Granted (#)	Employees	Share	Date	0%	5%	10%

Michael K. Jewell	—	—	—	—	—	—	—
Lori Liddle	185,431	60.5%	$0.53	6/30/13	$2,497,756	$4,130,666	$6,635,443
Darin White	4,636	1.5%	1.72	3/17/14	$56,930	$97,741	$160,364
Dina Alhadeff	29,802	9.7%	1.66	1/21/14	$367,757	$630,119	$1,032,681
Travis Roberts	4,636	1.5%	1.72	3/17/14	$56,930	$97,741	$160,364

(1)	Potential realizable value is based upon the assumed initial public offering price of our common stock of $14.00, which is the midpoint of the range listed on the cover of this prospectus. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 0%, 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC, based on the assumed initial public offering price of $14.00 per share and do not represent our estimate or projection of the future stock price.

Stock Option Exercises and Fiscal Year End Option Values

      The following table sets forth information about the number of shares of our common stock issued upon option exercises by our named executive officers during our fiscal year ended May 31, 2004, the value realized by such named executive officers, and the number and value of unexercised options held by such named executive officers as of May 31, 2004. Options shown as exercisable in the table below are immediately exercisable. However, we have rights to repurchase shares of the common stock underlying some of these options upon termination of the holder’s employment with us. There was no public trading market for the common stock as of May 31, 2004. Accordingly, the value of unexercised in-the-money options listed below at May 31, 2004 is calculated based on a value of $14.00 per share of common stock, which is the midpoint of the range listed on the front cover of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying the options.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares		May 31, 2004		May 31, 2004
	Acquired on	Value
Name	Exercise(#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael K. Jewell			—	—	—	—
Lori Liddle(1)			46,358	139,073	$624,512	$1,873,522
Darin White(2)			20,586	11,866	279,705	157,302
Dina Alhadeff(1)			—	29,802	—	367,727
Travis Roberts(3)			36,260	4,140	352,831	51,704

(1)	Ms. Liddle’s and Ms. Alhadeff’s options vest as to 25% of the shares on the first anniversary of the vesting commencement date and as to 6.25% of the total number of shares at the end of each quarter thereafter, and are subject to the vesting acceleration provisions described under “Change of Control Arrangements” below.

(2)	Of the options held by Mr. White, 4,636 options vest as to 25% of the shares on the grant date and as to 6.25% of the total number of shares at the end of each quarter thereafter; 1,325 vest as to 25% of the shares on the first anniversary of the vesting commencement date and as to 6.25% of the total number of shares at the end of each quarter thereafter; and 26,491 options vest as to 25% of the shares on the first anniversary of the vesting commencement date and as to 1/48th of the total number of shares monthly thereafter.

(3)	Mr. Robert’s options vest as to 25% of the shares on the date of grant and as to 6.25% of the total number of shares at the end of each quarter thereafter.

Benefit Plans

2004 Amended and Restated Equity Incentive Plan

      In September 1994 our board of directors adopted and our shareholders approved our equity incentive plan, which was amended and restated as the 1999 Equity Incentive Plan in July 1999. As of August 31, 2004, 887,418 shares of common stock were reserved for issuance, 150,063 shares had been issued on exercise of options, and options to purchase an aggregate of 726,475 shares having a weighted average exercise price of $1.95 per share were outstanding under the 1999 Equity Incentive Plan. On July 10, 2004, our board of directors adopted, and our shareholders subsequently approved the amendment and restatement of the 1999 Equity Incentive Plan, such that it was renamed the 2004 Amended and Restated Equity Incentive Plan, or the 2004 Plan. The 2004 Plan has a total of 1,549,669 shares of common stock reserved for issuance. All share numbers reflected in this summary will automatically and proportionately adjust upon a stock split, stock dividend, recapitalization, combination of shares or similar change affecting our outstanding common stock.

      Beginning on June 1, 2006, the number of reserved shares will be increased annually on the first day of each fiscal year by the lesser of (i) 3% of the total number of shares of common stock outstanding on the last day of the previous fiscal year, (ii) 198,675 shares, or (iii) a lesser number of shares as determined by our board of directors. If a stock award expires or is terminated before it is exercised, the shares subject to the expired or terminated stock award will again become available for issuance under the 2004 Plan. In addition, shares issued pursuant to stock awards that are repurchased by us pursuant to a repurchase right will again become available for grant under the 2004 Plan.

      The 2004 Plan permits the grants of awards to directors (including non-employee directors), officers, employees and consultants. Options granted under the 2004 Plan may be either incentive stock options or nonstatutory stock options. The 2004 Plan also permits the grant of stock bonuses, rights to purchase restricted stock, stock units, stock appreciation rights and cash awards.

      The 2004 Plan is administered by our board of directors. Our board of directors may delegate its authority to administer the 2004 Plan to the compensation committee. The 2004 Plan administrator has broad authority to establish and change the terms of awards granted under the plan, including the discretion to determine the exercise or purchase price applicable to awards, which may be less than the fair market value of our common stock on the date of grant. The administrator has the authority to select the eligible persons to whom award grants are to be made, to designate the number of shares to be covered by each award, to determine whether an option is to be an incentive stock option or nonstatutory stock option, to establish vesting schedules, to impose restrictions on awards, to specify the exercise price and the type of consideration to be paid upon exercise, and to specify other terms.

      The administrator determines the exercise price of our stock options. However, the exercise price of incentive stock options cannot be lower than 100% of the fair market value of our common stock on the date of grant, and in the case of incentive stock options granted the holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed 10 years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years. Nonstatutory stock options will have the term established by the administrator. Unless the terms of the individual stock option agreement provide for earlier termination, an option generally will expire three months after the termination of an optionholder’s service. However, if an optionholder is permanently disabled or dies during his or her service, that person’s options may be exercised up to 12 months following termination due to disability or 18 months following death. Generally, options granted under the 2004 Plan vest as to 25% of the shares subject to the option on the one-year anniversary of the vesting commencement date and quarterly in equal installments over the remaining three-year period.

      Generally, an optionholder may not transfer a stock option other than by will or the laws of descent or distribution unless the optionholder holds a nonstatutory stock option that provides otherwise. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

      Any individual who becomes a non-employee director after this offering will automatically receive an initial grant of options under our 2004 Plan to purchase 13,246 shares of common stock upon being elected to the board of directors at an exercise price equal to the closing market price of our common stock on the date of grant. Initial grants made to our non-employee directors will vest at the rate of 8.33% at the end of each three-month period following the date of grant. On the day following each annual meeting of shareholders, any person who is then a non-employee director and who has been a non-employee director for at least 6 months will automatically be granted an option to purchase 3,312 shares of common stock under our 2004 Plan at an exercise price equal to the closing market price of our common stock on the date of grant. Annual grants made to our non-employee directors will vest at the rate of 25% at the end of each three month period following the date of grant.

      The administrator will determine the terms of stock bonuses, rights to purchase restricted stock and stock unit awards, including whether the recipient will be required to pay anything in connection with such awards, and may impose whatever conditions to vesting or other restrictions it determines to be appropriate for stock awards. In the event of the termination of an awardholder’s service, we may reacquire any or all of the shares subject to the award grant which have not vested or which are otherwise subject to forfeiture conditions.

      The 2004 Plan permits the grant of stock appreciation rights, which consist of the right to receive the appreciation in the fair market value of our common stock between the exercise date and the grant date for that number of shares of our common stock with respect to which the stock appreciation right is exercised. We may pay the appreciation in either cash, shares of our common stock with equivalent value or a combination of both. A holder of a stock appreciation right will not be able to transfer the stock appreciation right other than by will or the laws of descent or distribution.

      In addition, we have the ability to grant cash awards under the 2004 Plan that entitle a participant to receive an amount based on satisfaction of certain performance criteria as are specified in the agreement reflecting the award.

      In the event of certain changes in control, all outstanding awards under the 2004 Plan will either be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for the awards, the vesting provisions of the stock awards will be accelerated as to 50% of the unvested shares underlying each grant and the stock awards will be terminated upon the change of control if not previously exercised. Individual awards may provide for accelerated vesting upon a change of control.

      Following the date specified by the Internal Revenue Code (which may be as late as our annual meeting of shareholders in 2008), no employee may be granted awards relating to more than 397,351 shares of common stock during any one fiscal year.

      Our board of directors has the authority to amend or terminate the 2004 Plan, provided, that no amendment of the 2004 Plan may adversely affect the rights and obligations with respect to options or awards unless the participant consents to the amendment or modification. Amendments will be submitted for shareholder approval to the extent required by applicable law, including under any Nasdaq regulations.

Employee Stock Purchase Plan

      Our board of directors and shareholders have approved our Employee Stock Purchase Plan. The plan will become effective on the first day our common stock is traded on the Nasdaq National Market. The plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code, and is designed to allow our eligible employees and the eligible employees of our participating affiliates to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. However, an employee who would own 5% or more of the total combined voting power or value of all classes of our common stock will not be eligible to participate in the plan.

      We have initially reserved 132,450 shares of our common stock for issuance under the plan. The number of shares of our common stock reserved for issuance under the plan will be subject to adjustment in connection with any stock split, stock dividend, recapitalization, combination of shares or similar change affecting our outstanding common stock. The number of shares of our common stock reserved for issuance under the plan will automatically increase on June 1 of each calendar year, beginning in 2006 and ending in 2010, by an amount equal to the lesser of (i) 2% of the total number of shares of our common stock outstanding as of that date, (ii) 132,450 shares, or (iii) a lesser number determined by the compensation committee of our board of directors. The plan will have a series of successive offering periods, with a new offering period beginning on April 1 and October 1 of each year. Each offering period will have a duration of six months, unless otherwise determined by the compensation committee. However, the initial offering period will start on the first day our common stock is traded on the Nasdaq National Market and end on March 31, 2005.

      All eligible employees may join an offering period on the start date of that period. To be eligible, an employee must be expected to render more than 20 hours of service per week for more than five months per calendar year.

      A participant may contribute up to 15% of his or her compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. The initial purchase date will occur on March 31, 2005. The second purchase date will occur on September 30, 2005. Semi-annual purchase dates after the second purchase date will occur on March 31 and September 30 of each year. However, a participant may not purchase more than 2,649 shares on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period. No participant may be granted rights to purchase shares under the plan having an aggregate fair market value in excess of $25,000 (based on the fair market value per share on the date the right to purchase such shares was granted) for each year in which the right is outstanding.

      Should we be acquired by merger or the sale of substantially all of our assets or more than 50% of our outstanding voting securities, the plan will continue with respect to all outstanding purchase rights and shares shall be purchased at the next purchase date at the fair market value of the acquirer’s stock unless otherwise provided by the compensation committee (whose authority includes the power to set an earlier purchase date with respect to an ongoing offering period and to terminate the plan).

      The plan will terminate 20 years following the start date of the first offering period. The board may at any time amend, suspend or discontinue the plan, including terminate an ongoing offering period or the plan as a result of changes in applicable accounting rules affecting the plan. However, certain amendments may require shareholder approval.

401(k) Plan

      Effective February 2002, we adopted our 401(k) plan covering employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, such that contributions to the 401(k) plan by employees or by us, and the investment earnings on those contributions, are not taxable to employees until withdrawn from the 401(k) plan, and such that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of that reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional contributions (including matching contributions) to the 401(k) plan by us on behalf of all participants in the 401(k) plan.

Change of Control Arrangements

      Options to purchase 29,802 shares of our common stock granted to Ms. Alhadeff, and options to purchase 185,431 shares of our common stock granted to Ms. Liddle, in each case in January 2004, are subject to accelerated vesting with respect to 50% of those options in the event we are acquired through the acquisition of our property or stock, or a liquidation, in which the majority of our stock is transferred to new shareholders.

RELATED PARTY TRANSACTIONS

      Other than the transactions described below, since May 31, 2001, there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. You may find more details about shares held by these purchasers in the “Principal and Selling Shareholders” section of this prospectus. Upon the closing of this offering, each share of preferred stock described below will be converted into approximately 0.662 shares of common stock, as a result of the 1-for-1.51 reverse split of the common stock which was effected on October 15, 2004.

Private Placements

      In August 2001, we issued and sold promissory notes in an aggregate amount of $250,000 to the following existing shareholders: ARCH Venture Fund IV, L.P., ARCH Entrepreneurs Fund, L.P., Advanced Technology Ventures V, L.P., ATV Entrepreneurs V, L.P., Sigma Associates IV, L.P., Sigma Investors IV, L.P., and Sigma Partners IV, L.P. In November 2001, the indebtedness represented by these promissory notes was cancelled and applied as partial payment for the purchase of our Series C preferred stock as described below.

      In November 2001, we sold an aggregate of 120,192 shares of Series C preferred stock at a price per share of $8.32, as well as warrants to purchase 120,192 shares of Series C preferred stock at an exercise price per share of $0.01, to the following 5% or greater shareholders:

	Shares of Series C
	Preferred Stock	Shares of Series C
	Purchased in	Preferred Stock
	November	Underlying
Purchaser(1)	Transaction	Warrants

Entities affiliated with ARCH Venture Partners IV, L.L.C.(2)	54,271	54,271
Entities affiliated with ATV Associates V, L.L.C.(3)	33,360	33,360
Entities affiliated with Sigma Management IV, L.L.C.(4)	32,561	32,561

(1)	Unless otherwise noted, shares held by affiliated persons and entities have been added together for purposes of this chart. See “Principal and Selling Shareholders” for a chart of beneficial owners.
(2)	After giving effect to the November 2001 transaction described above, these affiliated entities held in the aggregate 732,651 shares of Series C preferred stock, and warrants to purchase 54,271 shares of Series C preferred stock. Mr. Crandell, one of our directors, is a managing director in ARCH Venture Partners IV, L.L.C., which is the general partner of ARCH Venture Fund IV, L.P. and ARCH Entrepreneurs Fund, L.P. Dr. Sansolo, one of our directors, is a consultant for ARCH Venture Corporation, an affiliated entity of ARCH Venture Partners IV, L.L.C., and a limited partner of ARCH Entrepreneurs Fund, L.P., which fund holds shares of, and warrants exercisable for, our Series C preferred stock. Mr. Crandell and Dr. Sansolo disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interest therein.
(3)	After giving effect to the November 2001 transaction described above, these affiliated entities held in the aggregate 450,357 shares of Series C preferred stock and warrants to purchase 33,360 shares of Series C preferred stock.
(4)	After giving effect to the November 2001 transaction described above, these affiliated entities held in the aggregate 439,589 shares of Series C preferred stock and warrants to purchase 32,561 shares of Series C preferred stock.

      In December 2001, we issued and sold additional promissory notes in an aggregate amount of $303,034 to the existing shareholders listed above and to Wade Woodson. Of the indebtedness represented by these notes, $261,000 was repaid in cash in July 2002 and the $42,034 note held by Wade Woodson was canceled and applied as payment for the purchase of our Series C preferred stock in June 2002.

Other Agreements

      We have entered into an Amended and Restated Voting Agreement, Amended and Restated Right of First Refusal Agreement and Amended and Restated Investor Rights Agreement with Michael K. Jewell, each of the five percent shareholders listed under the caption “Principal and Selling Shareholders”, and 20 other shareholders. The Voting Agreement and Right of First Refusal Agreement will terminate on the closing of this offering. The Amended and Restated Investor Rights Agreement provides the investors with rights relating to the registration of their shares of common stock, or common stock issuable upon conversion of preferred stock, upon exercise of warrants, or upon conversion of preferred stock issued upon exercise of warrants. See “Description of Capital Stock — Registration Rights.” These rights will survive this offering and will terminate when Rule 144 or another similar exemption under the Securities Act is available for the sale of all the holders’ securities within a three month period, but in no event later than three years following the closing of this offering.

      Stock option grants to our directors and executive officers are described in this prospectus under the captions “Management — Board Compensation,” “— Executive Compensation” and “Principal and Selling Shareholders.”

      We plan to enter into indemnification agreements with our executive officers and directors for the indemnification of and advancement of expenses to those persons to the fullest extent permitted by law. We also intend to enter in these agreements with our future directors and executive officers. For a description of limitations of liability and certain indemnification arrangements with respect to our directors and officers, see “Management — Limitation of Liability and Indemnification Matters.”

      We maintain key person life insurance, under which we are the beneficiary, on Mr. Jewell in the amount of $1 million.

      We believe that all transactions with affiliates described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that a majority of the independent and disinterested outside directors on our board of directors approve all future transactions between us and our officers, directors, principal shareholders and their affiliates. These transactions will continue to be on terms no less favorable to us than we could obtain from unaffiliated third parties.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information with respect to beneficial ownership of our common stock as of August 31, 2004, and as adjusted to reflect the sale of common stock offered under this prospectus, as to:

•	each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors and named executive officers listed in the Summary Compensation Table;

•	all directors and executive officers of the company as a group; and

•	each selling shareholder.

      Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options or warrants which are exercisable within 60 days from August 31, 2004. In addition, the table is based on 4,926,561 shares of our common stock issued and outstanding as of August 31, 2004 as adjusted to reflect the conversion of all 4,738,584 shares of preferred stock into 3,138,175 shares of common stock upon the closing of this offering and the assumed net exercise of warrants to purchase 190,394 shares of our preferred stock at a weighted average exercise price of $3.55 and 6,622 shares of our common stock at an exercise price of $1.66, resulting in the issuance of 147,928 shares of common stock, based on the assumed initial public offering price of $14.00, and 6,643,540 shares of our common stock issued and outstanding immediately after this offering. The address for those individuals for which an address is not otherwise indicated is: c/o Celebrate Express, Inc., 11220-120th Avenue NE, Kirkland, Washington 98033. The percentages in the “Shares Beneficially Owned After this Offering” column assume that the underwriters do not exercise their over-allotment option to purchase up to 428,580 additional shares from us and certain of the selling shareholders.

	Shares Beneficially			Shares Beneficially
	Owned Prior to this			Owned After this
	Offering		Number of	Offering
			Shares to be
	Number of	Percent of	Sold in this	Number of	Percent of
Beneficial Owner	Shares	Outstanding	Offering	Shares	Outstanding

Five Percent Shareholders
ARCH Venture Fund IV, L.P.(1)	1,031,192	20.9%	—	1,031,192	15.5%
Advanced Technology Ventures V, L.P.(2)	649,766	13.2%	259,907	389,859	5.9%
Sigma Partners IV, L.P.(3)	618,123	12.6%	309,062	309,061	4.7%
Jan A. Jewell(4)	1,721,855	35.0%	—	1,721,855	25.9%
Named Executive Officers and Directors
Michael K. Jewell(5)	1,721,855	35.0%	—	1,721,855	25.9%
Lori Liddle(6)	69,537	1.4%	—	69,537	1.0%
Darin White(7)	24,091	*	—	24,091	*
Dina Alhadeff	—	—	—	—	—
Travis Roberts(8)	37,172	*	—	37,172	*
Keith Crandell(9)	1,044,989	21.2%	—	1,044,989	15.7%
Donald R. Hughes	—	—	—	—	—
Tim McGarvey	—	—	—		—
Jean Reynolds	—	—	—		—
Jack Sansolo, Ph.D(10)	24,835	*	—	24,835	*
Ronald A. Weinstein(11)	212,873	4.3%	88,742	124,131	1.9%
All executive officers and directors as a group (12 persons)(12)	3,135,352	61.3%	88,742	3,046,610	44.6%

	Shares Beneficially			Shares Beneficially
	Owned Prior to this			Owned After this
	Offering		Number of	Offering
			Shares to be
	Number of	Percent of	Sold in this	Number of	Percent of
Beneficial Owner	Shares	Outstanding	Offering	Shares	Outstanding

Additional Selling Shareholders
Ring Associates II(13)	65,537	1.3%	65,537	—	*
ORIX USA Corporation(14)	65,078	1.3%	65,078	—	*
Harvey P. Eisen	55,189	1.1%	55,189	—	*
John W. O’Neil	55,188	1.1%	13,797	41,391	*
Wade Woodson	45,954	*	22,977	22,977	*
ADS 1212 Trust(15)	44,371	*	44,371	—	*
You Lucky Dog Trust(16)	44,371	*	44,371	—	*
C. Bradford Jeffries	39,266	*	9,817	29,449	*
Nordsee Partners(17)	39,266	*	6,623	32,643	*
Cynthia L. Mees	33,113	*	33,113	—	*
David J. Mees Jr.	33,113	*	24,835	8,278	*
Brad Reifler	27,595	*	27,595	—	*
Thomas E. Mees & Roberta G. Mees	20,972	*	15,729	5,243	*
Eagle Creek Capital, LLC(18)	19,900	*	19,900	—	*
Madrona Investment Group LLC(19)	19,900	*	19,900	—	*
Kathryn Habenicht	17,221	*	17,221	—	*
Christian A. Larsen	14,406	*	4,637	9,769	*
Chris Evans	14,364	*	14,364	—	*
Alex Knight	13,798	*	13,798	—	*
Jos C. Henkens	13,798	*	6,899	6,899	*
Richard K. Jewell & Carolyn K. Jewell	13,798	*	5,658	8,140	*
Other Shareholders (20 persons)	42,619	*	39,843	2,776	*

*	Less than 1%.

(1)	Consists of: 969,788 shares and the assumed exercise of preferred stock warrants to purchase 34,962 shares held by ARCH Venture Fund IV, L.P.; and 25,503 shares and the assumed exercise of preferred stock warrants to purchase 939 shares held by ARCH Entrepreneurs Fund, L.P. Excludes 13,797 shares held by Keith L. Crandell who is a managing director of ARCH Venture Partners IV, L.L.C., the general partner of ARCH Venture Fund IV, L.P. and ARCH Entrepreneurs Fund, L.P. Keith L. Crandell, Robert T. Nelsen, Clinton W. Bybee and Steven Lazarus are the managing directors of ARCH Venture Partners IV, L.L.C., the general partner of those funds, and have shared voting and investment authority over these shares; however, each of Keith L. Crandell, Robert T. Nelsen, Clinton W. Bybee and Steven Lazarus disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(2)	Consists of: 605,846 shares and the assumed exercise of preferred stock warrants to purchase 21,296 shares held by Advanced Technology Ventures V, L.P.; and 21,852 shares and the assumed exercise of preferred stock warrants to purchase 772 shares held by ATV Entrepreneurs V, L.P. Steven N. Baloff, Pieter J. Schiller and Michael A. Carusi are the managing directors of ATV Associates V, L.L.C., the general partner of those funds, and have shared voting and investment authority over these shares; however, each of Steven N. Baloff, Pieter J. Schiller and Michael A. Carusi disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(3)	Consists of: 163,465 shares and the assumed exercise of preferred stock warrants to purchase 6,023 shares held by Sigma Associates IV, L.P.; 17,188 shares and the assumed exercise of preferred stock warrants to purchase 660 shares held by Sigma Investors IV, L.P.; and 415,931 shares and the assumed exercise of preferred stock warrants to purchase 14,856 shares held by Sigma Partners IV, L.P. Excludes 45,954 shares (which includes 3,342 shares to be acquired upon the assumed net exercise of warrants) held by Wade Woodson, who is a managing member of Sigma Management IV, L.L.C., the general partner of those funds. Robert E. Davoli, Lawrence G. Finch, Clifford L. Haas, John R. Mandile and Wade Woodson are the managing members of Sigma Management IV, L.L.C., the general partner of those funds, and have shared voting and investment authority over these shares; however, each of Robert E. Davoli, Lawrence G. Finch, Clifford L. Haas, John R. Mandile and Wade Woodson disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(4)	Includes shares held individually by and jointly with Michael K. Jewell, Ms. Jewell’s spouse.
(5)	Includes shares held individually by and jointly with Jan A. Jewell, Mr. Jewell’s spouse.
(6)	Consists of 69,537 shares subject to options exercisable within 60 days of August 31, 2004.
(7)	Consists of 24,091 shares subject to options exercisable within 60 days of August 31, 2004.
(8)	Consists of 37,172 shares subject to options exercisable within 60 days of August 31, 2004.
(9)	Includes shares and warrants described above in footnote (1) as well as 13,797 shares owned by Mr. Crandell. Mr. Crandell is a managing director in ARCH Venture Partners IV, LLC, which is the general partner of ARCH Venture Fund IV, L.P. and ARCH Entrepreneurs Fund, L.P. Mr. Crandell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10)	Consists of 24,835 shares subject to options exercisable within 60 days of August 31, 2004. Excludes shares and warrants described above in footnote (1). Dr. Sansolo is a limited partner in ARCH Entrepreneurs Fund, L.P. Dr. Sansolo disclaims beneficial ownership of those shares except to the extent of his pecuniary interest therein.
(11)	Includes 35,390 shares subject to options exercisable within 60 days of August 31, 2004, 88,741 shares held by the Weinstein Family Limited Partnership, 44,371 shares held by the You Lucky Dog Trust, and 44,371 shares held by the ADS 1212 Trust. Mr. Weinstein is a co-trustee of the You Lucky Dog Trust and the ADS 1212 Trust, and exercises joint investment and voting control with the other co-trustee over the shares held by those entities. Mr. Weinstein disclaims beneficial ownership of the shares held by the trusts.
(12)	Includes 190,469 shares subject to options or warrants exercisable within 60 days of August 31, 2004.
(13)	Voting and investment power over the shares held by Ring Associates II, a Washington limited partnership, is exercised by co-managing partners E. P. Garrett and Richard E. Stroble. Messrs. Garrett and Stroble disclaim beneficial ownership of the shares held by Ring Associates II except to the extent of their pecuniary interest therein.
(14)	ORIX USA Corporation is a wholly-owned subsidiary of a publicly held corporation.
(15)	Voting and investment power over the shares held by the ADS 1212 Trust is exercised by co-trustees Ronald A. Weinstein, one of our directors, and Victor D. Alhadeff. Messrs. Weinstein and Alhadeff disclaim beneficial ownership of the shares held by the ADS 1212 Trust.
(16)	Voting and investment power over the shares held by You Lucky Dog Trust is exercised by co-trustees Ronald A. Weinstein, one of our directors, and Victor D. Alhadeff. Messrs. Weinstein and Alhadeff disclaim beneficial ownership of the shares held by You Lucky Dog Trust.
(17)	Voting and investment power over the shares held by Nordsee Partners is exercised by J. Burgess Jameson. Mr. Jameson disclaims beneficial ownership of the shares held by Nordsee Partners except to the extent of his pecuniary interest therein.
(18)	Voting and investment power over the shares held by Eagle Creek Capital LLC is exercised by Susan Razinski, who disclaims beneficial ownership of the shares held by Eagle Creek Capital LLC, except to the extent of her pecuniary interest therein.
(19)	Voting and investment power over the shares held by Madrona Investment Group, LLC is jointly exercised by managing members Tom A. Alberg, Paul B. Goodrich, Greg Gottesman, Jerry Grinstein and Bill Ruckelshaus, each of whom disclaims beneficial ownership of the shares held by Madrona Investment Group, LLC except to the extent of their respective pecuniary interests therein.

      If the underwriters’ over-allotment option is exercised in full, the 428,580 additional shares sold would be allocated 357,150 to us and 71,430 among the selling shareholders as follows:

Shares
Subject to the
Over-Allotment
Selling Shareholders	Option

Advanced Technology Ventures V, L.P.	68,858
ATV Entrepreneurs Fund V, L.P.	2,572

      If the underwriters’ over-allotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

DESCRIPTION OF CAPITAL STOCK

      At the closing of this offering, we will be authorized to issue 40,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $0.001 par value per share. The following information provides a summary of the material terms of our common stock and preferred stock and of the relevant material provisions of our amended and restated articles of incorporation and our restated bylaws that will be in effect upon the closing of this offering. This description is only a summary. For a complete description you should refer to the amended and restated articles and restated bylaws which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

      As of August 31, 2004, there were 4,926,561 shares of common stock outstanding held of record by 65 shareholders, after giving effect to the conversion of 4,738,584 shares of preferred stock, upon the closing of this offering into 3,138,175 shares of common stock and the assumed net exercise of warrants to purchase 190,394 shares of our preferred stock at a weighted average exercise price of $3.55 and 6,622 shares of our common stock at an exercise price of $1.66, resulting in the issuance of 147,928 shares of common stock, based on the assumed initial public offering price of $14.00. In addition, options to purchase 726,475 shares of common stock at a weighted average exercise price of $1.95 per share and warrants to purchase 41,034 shares of preferred stock, which will convert into warrants to purchase 27,174 shares of common stock at a weighted average exercise price of $12.56 per share upon the closing of this offering, were outstanding. After this offering, there will be 6,643,540 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option or exercise of outstanding options or warrants that remain outstanding).

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      Upon the closing of this offering, under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without shareholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock.

      We have no present plans to issue any shares of preferred stock. See “Anti-Takeover Effects of Certain Provisions of Washington Law and our Articles of Incorporation and Bylaws.”

Options

      As of August 31, 2004, options to purchase a total of 726,475 shares of common stock were outstanding. Our board of directors adopted and our shareholders approved the 2004 plan to authorize the grant of options to purchase up to 1,549,669 shares of common stock, which will be increased automatically on June 1 of each year from June 1, 2006 to June 1, 2010 by the lesser of (i) 3% of the total number of shares of common stock outstanding on the last day of the preceding fiscal year, (ii) 198,676 shares, or (iii) a lesser number of shares determined by our board of directors. See “Management — Employee Benefit Plans” and “Shares Eligible for Future Sale” for a more complete description of our outstanding options.

Warrants

      Upon completion of this offering, we will have outstanding warrants to purchase up to 27,174 shares of common stock at $12.56 per share that expire on November 2, 2007 and November 23, 2007. These warrants are currently exercisable for our preferred stock, but upon closing of the offering, they will automatically become warrants to purchase shares of our common stock.

Registration Rights

      Subject to specified exceptions, on the date that is 180 days after completion of this offering and assuming exercise of the underwriters’ over-allotment option in full, the holders of approximately 3,729,160 shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act of 1933. The holders of registration rights are those investors that purchased shares of our preferred stock, our founders who hold common stock, as well as a holder of warrants to purchase our common stock. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. We will bear all fees and expenses of these registrations (other than underwriting discounts and commissions).

Anti-takeover Effects of Certain Provisions of Washington Law and Our Articles of Incorporation and Bylaws

Washington Law

      We are subject to the provisions of Chapter 23B.19.040 of the Washington Business Corporation Act. Subject to exceptions, Chapter 23B.19.040 prohibits a “target corporation,” with certain exceptions, from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after that acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Prohibited transactions include, among others:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive any disproportionate benefits as a shareholder.

After the five-year period, a “significant business transaction” may occur, as long as it complies with certain “fair price” provisions of the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deferring or preventing a change in control.

Our Articles of Incorporation and Bylaws

      Our board of directors, without shareholder approval, will have upon the closing of this offering authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, our board could issue preferred stock quickly and easily, which could adversely affect the rights of holders of common stock. In addition our board could issue preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

      Upon the closing of this offering our bylaws, as amended, will provide that, except as otherwise required by law or by our amended and restated articles of incorporation, special meetings of the shareholders can only be called pursuant to a resolution adopted by our board of directors, the chairman of the board or president. Our amended and restated articles of incorporation will provide for a board of directors divided into three classes, each of which will be elected at annual meetings of shareholders to serve for a three-year term. In addition, our amended and restated articles of incorporation will provide that shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. These provisions of our amended and restated articles of incorporation and bylaws, as amended, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Authorized But Unissued Shares

      At the closing of this offering, our authorized capital stock will consist of 40,000,000 shares of common stock and 2,000,000 shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering, we will have 6,643,540 shares of common stock outstanding based on our shares outstanding as of August 31, 2004 and assuming no exercise of the over-allotment option. Our authorized but unissued shares of common stock and preferred stock are available for future issuance by our board of directors without shareholder approval, subject to limitations imposed by the Nasdaq National Market. Our authorized but unissued common shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Charter Amendments

      Washington law provides generally that the affirmative vote of at least two-thirds of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, allows a lesser percentage. Our amended and restated articles of incorporation and restated bylaws to be in effect upon the closing of this offering will provide that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend our articles of incorporation and bylaws.

Limitation of Liability and Indemnification Matters

      Our articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director of Celebrate Express, Inc., except liability for:

•	acts or omissions involving intentional misconduct or knowing violations of law;

•	unlawful distributions; or

•	transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

      We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and restated bylaws, and to advance their expenses incurred as a result of any proceeding against them. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Washington law would permit indemnification. We have purchased liability insurance for our officers and directors.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our articles of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Nasdaq National Market

      Our common stock will be included for quotation on the Nasdaq National Market under the symbol “BDAY.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

      Upon completion of this offering, we will have outstanding 6,643,540 shares of common stock based upon our shares outstanding as of August 31, 2004.

      Of these shares, the 2,857,200 shares of common stock sold in this offering and any shares sold upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act (generally our officers, directors and 10% shareholders).

      The remaining 3,786,340 shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However, all of these remaining shares of common stock are held by officers, directors and existing securityholders who are subject to various lock-up agreements that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen & Co., LLC. SG Cowen & Co., LLC may, in its sole discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors, and existing shareholders subject to these lockup agreements. Subject to specified exceptions and in the absence of an early release, beginning 180 days after the date of this prospectus, 3,587,342 of the remaining shares will be eligible for sale in the public market, although all but 199,754 shares will be subject to certain volume limitations under Rule 144.

Rule 144

      In general, Rule 144 allows a shareholder, or shareholders whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 66,436 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to the sale.

      Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing shareholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the shareholders and other factors.

Rule 144(k)

      Under Rule 144(k), in general, a shareholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144.

Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

      Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

      As of August 31, 2004, 150,063 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Options and Warrants

      In addition to the 6,643,540 shares of common stock outstanding immediately after this offering, as of August 31, 2004, there were outstanding options to purchase up to 726,475 shares of our common stock and, upon completion of this offering, there will be outstanding warrants to purchase up to 27,174 shares of our common stock.

      As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 2004 Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus, if requested by us.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” is a person that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of U.S. federal tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is an entity that is treated as a partnership for U.S. tax purposes, how the U.S. tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level;

•	tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, tax-exempt entities, persons whose functional currency is not the U.S. dollar, or U.S. expatriates; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction.

      This discussion is based on current provisions of the Code, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not give a detailed discussion of any state, local or foreign tax considerations.

      This summary is not intended as tax advice, but rather represents our best judgment as to the U.S. federal tax consequences that may apply to you based on current tax law. We urge you to consult your tax advisor and tax return preparer about the U.S. federal tax consequences of acquiring, holding or disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty, regarding the preparation of any item on a tax return, even where the anticipated tax treatment is discussed in this summary.

Dividends

      We have never paid and do not anticipate paying cash dividends on our common stock in the foreseeable future. If, however, we make cash distributions to non-U.S. holders with respect to shares of our common stock such distributions will generally be subject to U.S. federal withholding tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identifying number).

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes, and if provided in an applicable income tax treaty, attributable to a permanent establishment in the United States, are not subject to U.S. federal withholding tax, but instead are subject to U.S. federal income tax at graduated rates applicable to U.S. persons, net of allowable deductions and credits. If such non-U.S. holder is a foreign corporation, it may also be subject to a U.S. branch profits tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty. Certain certification and disclosure requirements must be complied with in order for effectively connected income or income attributable to a permanent establishment to be exempt from withholding.

      A non-U.S. holder who claims the benefit of an applicable income tax treaty rate or an exemption from U.S. federal withholding tax on effectively connected income generally will be required to satisfy applicable certification and other requirements. However,

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules generally will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

      A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

      A non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Disposition of Common Stock

      A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of our common stock unless any one of the following is true:

1. The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other requirements are met;

2. The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes and, if an applicable income tax treaty requires, attributable to a U.S. permanent establishment of such non-U.S. holder; or

3. We are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and either the holder actually or constructively holds (or held at any time during the shorter of those two periods) more than 5% of our shares of common stock or our shares are no longer regularly traded on an established securities market.

      Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market values of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently, and are not likely, given our current business plans and operations, to become a United States real property holding corporation for United States federal income tax purposes, but we cannot assure you that we will not become a United States real property holding corporation in the future.

      Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders described in clause (2) or (3) above will be subject to U.S. federal income tax on the same basis generally as U.S. persons. If a non-U.S. holder described in clause (2)

above is a corporation, it may be subject to an additional branch profits tax at a rate equal to 30% or at such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Taxes

      Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) or who has made certain lifetime transfers of our common stock will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

      Generally, we must report annually to the IRS and to each non-U.S. holder the amount of distributions made to such non-U.S. holder, the tax withheld (if any) with respect to those distributions and certain other information. These information reporting requirements apply even if withholding was not required because the distributions were effectively connected with a trade or business in the United States or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable income tax treaty or other agreement, this information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

      Dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations or to meet evidence requirements for establishing that the holder is not a U.S. person generally will be reduced by backup withholding at the applicable rate, currently 28%.

      A non-U.S. holder generally is required to certify its non-U.S. status and meet certain other conditions in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.

      U.S. information reporting and backup withholding generally will not apply to disposition proceeds received by a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

      Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

      The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

      We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling shareholders the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares

SG Cowen & Co., LLC
CIBC World Markets Corp.
Pacific Crest Securities Inc.

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by the selling shareholders and by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We and certain selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 428,580 additional shares of common stock, 357,150 from us and up to an additional 71,430 shares of common stock from certain selling shareholders, at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase additional common shares from the selling shareholders in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling shareholders.

Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling shareholders

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,150,000.

      We and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      Other than with respect to up to 71,430 shares to be sold by the selling shareholders, assuming exercise of the underwriters’ over-allotment option in full, all of our directors and executive officers, and shareholders, optionholders and warrantholders agree with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen & Co., LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any of these agreements. We have entered into a similar agreement with SG Cowen & Co., LLC, provided that we may, without the consent of SG Cowen & Co., LLC, grant options and sell shares pursuant to our stock plans, provided the recipient of those shares enters into a lock-up agreement substantially similar to those signed by our other shareholders in connection with this offering. There are no agreements between SG Cowen & Co., LLC and any of our shareholders, optionholders or affiliates, other than the selling shareholders, releasing them from these lock-up agreements prior to the expiration of the 180-day period. These lock-up agreements do not restrict transfers in connection with gifts, certain estate planning transfers and certain transfers to affiliates, so long as in each case, the transferee agrees to be bound by the lock-up restriction for the remainder of the 180-day period.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. SG Cowen & Co., LLC may close out a covered short sale by exercising its over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development, of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

      SG Cowen & Co., LLC, CIBC World Markets Corp. and Pacific Crest Securities Inc. may provide financial advisory services to us from time to time in the ordinary course of their respective businesses.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Heller Ehrman White & McAuliffe LLP, Seattle, Washington, and for the underwriters by O’Melveny & Myers LLP, Newport Beach, California.

EXPERTS

      The financial statements as of May 31, 2003 and 2004 and for each of the three years in the period ended May 31, 2004, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement described in Note 11), and have been so included in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to Celebrate Express, Inc. and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

      You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the Commission’s website (http://www.sec.gov).

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

      We intend to furnish our shareholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim financial information.

CELEBRATE EXPRESS, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Balance Sheets as of May 31, 2003 and 2004 (as restated) and August 31, 2004 (unaudited)	F-3
Statements of Operations for the years ended May 31, 2002, 2003 and 2004 (as restated) and the three months ended August 31, 2003 (as restated, unaudited) and 2004 (unaudited)	F-4
Statements of Shareholders’ Equity (Deficit) for the years ended May 31, 2002, 2003 and 2004 (as restated) and the three months ended August 31, 2003 (as restated, unaudited) and 2004 (unaudited)	F-5
Statements of Cash Flows for the years ended May 31, 2002, 2003 and 2004 (as restated) and the three months ended August 31, 2003 (as restated, unaudited) and 2004 (unaudited)	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Celebrate Express, Inc.
Kirkland, Washington

We have audited the balance sheets of Celebrate Express, Inc. (the “Company”) as of May 31, 2003 and 2004, and the related statements of operations, shareholders’ deficit and cash flows for each of the three years in the period ended May 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, the accompanying financial statements as of and for the year ended May 31, 2004 have been restated.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

July 14, 2004 (October 1, 2004 as to the effects of the restatement described in Note 11 and the subsequent events described in Note 8; and October 15, 2004 as to the effects of the reverse stock split described in Note 10)

CELEBRATE EXPRESS, INC.

BALANCE SHEETS

May 31, 2003 and 2004

				Pro Forma
			August 31,	August 31,
	2003	2004	2004	2004

		(as restated,	(unaudited)	(unaudited)
		see Note 11)
ASSETS
Current assets:
Cash and cash equivalents	$1,671,845	$2,243,300	$1,412,074
Accounts receivable	138,810	168,599	200,592
Inventories	4,118,819	5,926,287	7,338,828
Prepaid expenses	1,665,912	1,949,644	3,822,210
Deferred income taxes		265,700	213,580

Total current assets	7,595,386	10,553,530	12,987,284
Fixed assets, net	1,141,765	962,406	1,250,174
Deferred income taxes		8,746,962	8,633,022
Other assets, net	250,532	218,632	208,214

Total assets	$8,987,683	$20,481,530	$23,078,694

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,863,226	$3,030,417	$4,637,494
Accrued liabilities	1,014,470	1,447,233	2,129,482
Current portion of long-term debt and capital lease obligations, net of debt discount of $137,871 and $0 at May 31, 2003 and 2004, and $8,349 at August 31, 2004 (unaudited)	1,984,470	34,563	644,968

Total current liabilities	4,862,166	4,512,213	7,411,944
Long-term debt and capital lease obligations, net of debt discount of $160,850 and $64,020 at May 31, 2003 and 2004, and $47,322 at August 31, 2004 (unaudited)	2,807,481	4,953,081	4,340,716
Commitments and contingencies (see notes)
Mandatorily redeemable convertible preferred stock, $0.001 par value — authorized, 5,653,851 shares; 4,666,468, and 4,738,584 shares issued and outstanding at May 31, 2003 and 2004, 4,738,584 shares at August 31, 2004 (unaudited); aggregate liquidation preference of $28,144,978, and $28,744,983 at May 31, 2003 and 2004, $28,744,983 at August 31, 2004 (unaudited); no shares issued and outstanding pro forma (unaudited)	27,211,654	28,043,782	28,110,258
Mandatorily redeemable convertible preferred stock warrants	1,621,849	1,056,344	1,056,344
Shareholders’ deficit:
Common stock, $0.001 par value and additional paid-in capital — authorized, 10,000,000 shares; issued and outstanding, 1,389,743 and 1,635,346 shares at May 31, 2003 and 2004; 1,640,458 shares at August 31, 2004 (unaudited); 4,926,561 shares pro forma (unaudited)	1,390	878,539	869,309	$29,967,245
Contributed capital — common stock warrants	70,455	66,803	66,803	135,469
Unearned compensation		(934,350)	(922,768)	(922,768)
Accumulated deficit	(27,587,312)	(18,094,882)	(17,853,912)	(17,853,912)

Total shareholders’ equity (deficit)	(27,515,467)	(18,083,890)	(17,840,568)	11,326,034

Total liabilities and shareholders’ equity (deficit)	$8,987,683	$20,481,530	$23,078,694	$23,078,694

See notes to financial statements.

CELEBRATE EXPRESS, INC.

STATEMENTS OF OPERATIONS

Years ended May 31, 2002, 2003 and 2004

				Three Months Ended

				August 31,	August 31,
	2002	2003	2004	2003	2004

				(as restated,	(unaudited)
			(as restated,	see Note 11)
			see Note 11)	(unaudited)
Net sales	$29,914,086	$37,811,373	$51,938,500	$10,527,985	$14,522,822
Cost of sales	14,235,029	19,483,058	26,573,914	5,421,006	7,360,742

Gross margin	15,679,057	18,328,315	25,364,586	5,106,979	7,162,080
Operating expenses:
Fulfillment	5,956,452	5,371,004	6,627,020	1,580,671	1,820,559
Selling and marketing	8,523,209	9,912,695	12,833,675	2,805,634	3,392,576
General and administrative	3,851,785	4,112,486	4,636,440	1,190,742	1,430,940
Asset impairment	1,388,377

Total operating expenses	19,719,823	19,396,185	24,097,135	5,577,047	6,644,075

Income (loss) from operations	(4,040,766)	(1,067,870)	1,267,451	(470,068)	518,005
Other income (expense, net):
Interest expense, net	(225,706)	(521,069)	(787,683)	(151,243)	(110,975)

Net income (loss) before income taxes	(4,266,472)	(1,588,939)	479,768	(621,311)	407,030
Income tax benefit (expense)			9,012,662		(166,060)

Net income (loss)	(4,266,472)	(1,588,939)	9,492,430	(621,311)	240,970
Accretion to preferred stock redemption value	(195,539)	(265,364)	(265,902)	(66,476)	(66,476)

Net income (loss) available for common shareholders	$(4,462,011)	$(1,854,303)	$9,226,528	$(687,787)	$174,494

Net income (loss) per share:
Basic	$(3.23)	$(1.34)	$6.39	$(0.49)	$0.11

Diluted	$(3.23)	$(1.34)	$1.85	$(0.49)	$0.05

Pro forma net income per share:
Basic (unaudited)			$2.03		$0.05

Diluted (unaudited)			$1.85		$0.05

Weighted average shares used in calculation of net income (loss) per share:
Basic	1,382,217	1,388,323	1,444,964	1,398,625	1,636,993
Diluted	1,382,217	1,388,323	5,127,377	1,398,625	5,265,642
Weighted average shares used in the calculation of pro forma net income per share:
Basic (unaudited)			4,665,761		4,919,204
Diluted (unaudited)			5,127,377		5,265,642

See notes to financial statements.

CELEBRATE EXPRESS, INC.

STATEMENTS OF SHAREHOLDERS’ DEFICIT

Years ended May 31, 2002, 2003 and 2004

	Common stock		Contributed
	and additional		capital-
	paid-in capital		common			Total
			stock	Unearned	Accumulated	shareholders’
	Shares	Amount	warrants	compensation	deficit	deficit

Balance — June 1, 2001	1,378,252	$160,185	$70,455	$(101,213)	$(21,427,293)	$(21,297,866)
Exercise of stock options	8,404	1,628				1,628
Amortization of unearned compensation				60,867		60,867
Accretion of preferred stock discount		(155,713)			(39,826)	(195,539)
Forfeiture of unearned compensation expense		(4,713)		4,713		—
Net loss					(4,266,472)	(4,266,472)

Balance — May 31, 2002	1,386,656	1,387	70,455	(35,633)	(25,733,591)	(25,697,382)
Exercise of stock options	3,106	585				585
Accretion of preferred stock discount		(582)			(264,782)	(265,364)
Amortization of unearned compensation				35,633		35,633
Net loss					(1,588,939)	(1,588,939)

Balance — May 31, 2003	1,389,762	1,390	70,455	—	(27,587,312)	(27,515,467)
Exercise of common stock options	46,607	12,735				12,735
Exercise of common stock warrants	198,996	73,460	(70,455)			3,005
Unearned compensation (as restated)		1,056,856		(1,056,856)		—
Amortization of unearned compensation (as restated)				122,506		122,506
Issuance of common stock warrants			66,803			66,803
Accretion of preferred stock discount		(265,902)				(265,902)
Net income					9,492,430	9,492,430

Balance — May 31, 2004 (as restated, see Note 11)	1,635,365	878,539	66,803	(934,350)	(18,094,882)	(18,083,890)
Exercise of common stock options	5,093	1,141				1,141
Unearned compensation		56,105		(56,105)		—
Amortization of unearned compensation				67,687		67,687
Accretion of preferred stock discount		(66,476)				(66,476)
Net income					240,970	240,970

Balance — August 31, 2004	1,640,458	$869,309	$66,803	$(922,768)	$(17,853,912)	$(17,840,568)

See notes to financial statements.

CELEBRATE EXPRESS, INC.

STATEMENTS OF CASH FLOWS

Years ended May 31, 2002, 2003 and 2004

				August 31,	August 31,
	2002	2003	2004	2003	2004

				(as restated,	(unaudited)
			(as restated,	see Note 11)
			see Note 11)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(4,266,472)	$(1,588,939)	$9,492,430	$(621,311)	$240,970
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income taxes			(9,012,662)		166,060
Asset impairment	1,388,377
Depreciation and amortization	1,480,314	1,168,238	743,331	222,131	148,564
Noncash compensation expense — stock options	60,867	35,633	122,506	5,215	67,687
Amortization of deferred financing costs	84,094			7,647	3,125
Accretion of debt discount		100,874	301,504	34,468	8,349
Changes in operating assets and liabilities:
Accounts receivable	65,489	(1,843)	(29,789)	(62,217)	(31,993)
Inventories	782,953	154,338	(1,807,468)	(816,339)	(1,412,541)
Prepaid expenses and other assets	(176,204)	(650,969)	(251,832)	(15,947)	(1,872,566)
Accounts payable	463,937	(561,093)	1,167,191	658,717	1,607,077
Accrued liabilities	(628,604)	30,965	432,763	101,504	682,249

Net cash provided by/(used in) operating activities	(745,249)	(1,312,796)	1,157,974	(486,132)	(393,019)

Cash flows from investing activities:
Payments for purchases of fixed assets	(785,767)	(469,370)	(563,972)	(126,984)	(429,039)

Cash flows from financing activities:
Principal payments on capital lease obligations	(17,703)	(21,176)	(39,008)	(9,430)	(10,309)
Borrowings on notes payable		5,000,000	1,666,666
Principal payments on notes payable	(307,923)	(245,598)	(1,666,666)	(416,666)
Principal payments under line-of-credit agreement		(1,350,000)
Borrowings on related party notes payable	553,034
Repayments on related party notes payable		(261,000)
Issuance of mandatorily redeemable convertible preferred stock — net of issuance costs	718,039		721
Proceeds from exercise of stock options	1,628	585	15,740	4,687	1,141

Net cash provided by/(used in) financing activities	947,075	3,122,811	(22,547)	(421,409)	(9,168)

Net (decrease) increase in cash and cash equivalents	(583,941)	1,340,645	571,455	(1,034,525)	(831,226)
Cash and cash equivalents:
Beginning of year	915,141	331,200	1,671,845	1,671,845	2,243,300

End of year	$331,200	$1,671,845	$2,243,300	$637,320	$1,412,074

Supplemental disclosures of cash flow information: Cash paid during the period for interest	$235,858	$430,257	$489,294	$153,310	$111,872

Supplemental disclosures of noncash investing and financing activities:
Conversion of notes payable to Series C preferred stock	$250,000	$42,034	$—	$—	$—

Purchase of fixed assets under capital leases	$53,680	$58,167	$—	$—	$—

See notes to financial statements.

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended May 31, 2002, 2003 and 2004

1.	Organization of Business and Summary of Significant Accounting Policies

      Description of Business — Celebrate Express, Inc. (the “Company”), a Washington corporation, is a provider of celebration products for families with young children, via the Internet and catalogs. The Company has three brands, Birthday Express, Storybook and Costume Express, which respectively offer children’s party products, girls’ specialty apparel and children’s costumes. The Company has determined its business is one operating segment.

      Basis of Presentation — Management has prepared the accompanying financial statements in accordance with accounting standards generally accepted in the United States of America. The financial information for the three-month periods ended August 31, 2003 and 2004 is unaudited. In the opinion of management, such information contains all adjustments, consisting of normal, recurring accruals, necessary for a fair presentation of the results for such periods. The results of operations for such interim periods are not necessarily indicative of the expected results of operations for the full fiscal year.

      Unaudited Pro Forma Information — Upon closing of the planned initial public offering (the “Offering”), each of the outstanding shares of mandatorily redeemable convertible preferred stock will convert into shares of common stock. The pro forma balance sheet and pro forma basic and diluted net income per common share reflect the exercise of those redeemable convertible preferred stock warrants, which expire upon the completion of an initial public offering or for which the holders have indicated an intent to exercise on a net settlement basis, into mandatorily redeemable convertible preferred stock and the conversion of all of the outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock. In addition, it assumes exercise of common stock warrants for which the holders have indicated an intent to exercise on a net settlement basis. The pro forma net income per common share calculations assume exercise of the warrants and conversion of the preferred stock on the first date of the period presented or on the date of issuance or exercise, if later. The pro forma balance sheet does not give effect to the Offering proceeds.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include allowance for sales returns, lower of cost or market adjustments to inventory and deferred income taxes. Actual results could differ from those estimates.

      Reclassifications — Certain reclassifications have been made to the May 31, 2002 and 2003 financial statements to conform to the current presentation. Such reclassifications had no effect on previously reported results of operations.

      Concentrations of Risk — The Company maintains its cash and cash equivalents with two major financial institutions in the United States of America, in the form of demand deposits and money market accounts. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its cash and cash equivalents.

      The Company’s ability to acquire products is dependent on its relationship with various suppliers from whom it purchases party products and girls’ specialty apparel and accessories. One vendor accounted for 11.7%, 11.4% and 10.4% of the Company’s purchases for the years ended May 31, 2002, 2003 and 2004, respectively.

      Cash and Cash Equivalents — The Company considers all highly-liquid securities with a maturity of three months or less when purchased to be cash equivalents.

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

      Inventories — Inventories are stated at the lower of market or weighted-average cost on a first-in first-out basis. The Company writes down inventory for estimated obsolescence or damage for the excess cost of the inventory over estimated market value based upon assumptions about future demand and market conditions.

      The components were as follows:

	May 31,	May 31,	August 31,
	2003	2004	2004

Finished goods	$3,720,200	$5,591,969	$7,013,318
Raw materials	398,619	334,318	325,510

	$4,118,819	$5,926,287	$7,338,828

      Prepaid Expenses — Prepaid expenses include prepaid catalog costs of $990,780 and $865,308 as of May 31, 2003 and 2004, respectively. These prepaid catalog costs consist of the costs to produce, print and distribute catalogs. Such costs are capitalized and amortized over the expected sales life of each catalog, which is generally three months.

      Fixed Assets — Fixed assets, which include equipment, computers and software, furniture and fixtures, and leasehold improvements, are depreciated on a straight-line basis over their estimated useful lives, ranging from three to eight years, or the life of the lease, whichever is shorter. Routine maintenance and repairs are expensed as incurred.

      Capitalized Software — The Company capitalizes internally developed software costs in accordance with the provisions of Statement of Position 98-1, Accounting for Costs of Computer Software Developed for Internal Use. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use.

      Long-Lived Assets — The Company periodically reviews long-lived assets, including identified intangible assets, for impairment to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such review includes estimating expected future cash flows generated by such assets. During the year ended May 31, 2002, the Company determined that the carrying amount for a major component of its enterprise software was not recoverable. Determination was based primarily on an analysis that indicated capitalized costs were significantly in excess of amounts originally expected and a significant decrease in the assets’ market value. Market value was determined based on current prices for similar assets. As a result, the Company recorded an impairment loss of $1,323,319 for the year ended May 31, 2002. No impairment was recognized for the years ended May 31, 2003 and 2004, respectively.

      Fair Value of Financial Instruments — The carrying amount of the Company’s cash, accounts receivable, accounts payable, accrued liabilities, and capital lease obligations approximates fair value. The fair value of long-term debt approximates the carrying amount primarily because of the debt’s variable interest rate.

      Revenue Recognition — Internet and catalog sales include shipping revenue and are recorded net of estimated returns and promotional discounts on the estimated date of receipt by the customer. Sales at the retail store are recorded at the point of sale. The sales return liability is estimated based on historical return levels.

      Cost of Sales — Cost of sales consists primarily of the cost of merchandise sold to customers, inbound and outbound shipping costs, and rent, depreciation, and other operating costs for the manufacturing facility.

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

      Shipping and Handling Charges — Outbound shipping charges billed to customers are included in net sales and amounted to $4,416,187, $5,112,023 and $6,915,122 for the years ended May 31, 2002, 2003 and 2004, respectively. Outbound shipping and handling charges incurred by the Company are included within cost of goods sold and amounted to $3,848,563, $4,526,562 and $6,163,618 for the years ended May 31, 2002, 2003 and 2004, respectively.

      Advertising — Advertising costs include on-line marketing efforts, print advertising and other direct marketing strategies and are generally expensed as incurred. The pre-paid direct marketing expenses consist of third party costs including paper, printing and mailing costs and are capitalized and amortized over the expected period of future benefit which is generally three months. Advertising costs included in Selling and Marketing expense for the years ended May 31, 2002, 2003 and 2004 was $6,871,998, $7,657,202 and $9,716,287, respectively.

      Income Taxes — The Company accounts for income taxes under the asset and liability method whereby deferred income taxes are recorded for the temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. A valuation allowance is recorded when we believe it is more likely than not that we will not utilize a portion or all of our net deferred tax assets.

      Stock-Based Compensation — The Company measures compensation cost of stock options in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, under which no recognition of expense is required in accounting for stock options granted to employees for which the exercise price equals or exceeds the fair value of the stock at the grant date. For stock options granted to employees for which the exercise price is less than the fair value of the stock on the date of the grant, the intrinsic value of stock options is recorded as unearned compensation and amortized into the Statement of Operations over the vesting period of the option.

      Had compensation cost been determined using Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, the impact on the Company’s pro forma net income (loss) for each period presented would have been as follows:

				Three months ended
	Year ended May 31,			August 31,

	2002	2003	2004	2003	2004

Net income (loss) available for common shareholders, as reported	$(4,462,011)	$(1,854,303)	$9,226,528	$(687,787)	$174,494
Add: Stock-based employee compensation expense, as reported, net of tax	40,172	23,518	80,854	13,475	44,672
Deduct: Stock-based employee compensation expense determined under the fair-value-based method, net of tax	(85,718)	(73,750)	(85,424)	(21,356)	(62,943)

Pro forma net income (loss) available for common shareholders — basic	$(4,507,557)	$(1,904,535)	$9,221,958	$(695,668)	$156,223

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

				Three months ended
	Year ended May 31,			August 31,

	2002	2003	2004	2003	2004

Add: Accretion to preferred stock redemption value			265,902		66,476

Pro Forma net income (loss) available for common shareholders — diluted			$9,487,860		$222,699

Total weighted average shares outstanding in computing pro forma net income (loss) per share	1,382,217	1,388,323	1,444,964	1,398,625	1,636,993
Basic	1,382,217	1,383,323	5,038,997	1,398,625	5,203,756
Diluted
Net income (loss) per share:	$(3.23)	$(1.34)	$6.39	$(0.49)	$0.11
Basic — as reported	$(3.23)	$(1.34)	$1.85	$(0.49)	$0.05
Diluted — as reported

Basic — SFAS No. 123 pro forma	$(3.26)	$(1.37)	$6.38	$(0.50)	$0.10

Diluted — SFAS No. 123 pro forma	$(3.26)	$(1.37)	$1.88	$(0.50)	$0.04

      The fair value of each option granted is estimated on the date of grant using the minimum value method and the following assumptions:

				Three months ended
	Year ended May 31,			August 31,

	2002	2003	2004	2003	2004

Expected dividend rate	0%	0%	0%	0%	0%
Expected volatility	0%	0%	0%	0%	110%
Expected lives (years)	4	4	4	4	4
Risk-free interest rate	5.04% – 5.28%	4.61%	3.83% – 4.30%	3.98%	4.50% – 4.73%

      New Accounting Pronouncements — In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123, which provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years ending after December 15, 2002. The Company is not adopting the fair value provisions of SFAS No. 123 and has provided enhanced disclosure regarding stock-based compensation above, as required by SFAS No. 148.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), as revised in December 2003, by FASB Interpretation No. 46R. FIN 46 requires a variable interest entity to be consolidated by a Company if that Company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The adoption of the statement did not impact the Company’s financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. As each share of the Company’s preferred stock is convertible, at the option of the holder into one share of common stock, including anytime prior to the respective mandatory redemption dates, the Company determined its mandatorily redeemable convertible preferred stock did not meet the definition of a liability under SFAS No. 150 for all periods presented and is appropriately classified as mezzanine equity in accordance with Emerging Issues Task Force (EITF) Topic D-98, Classification and Measurement of Redeemable Securities.

2.	Fixed Assets

      Fixed assets consist of the following at May 31:

	2003	2004

Equipment	$2,086,724	$2,350,426
Computers and software	4,414,801	4,636,984
Furniture and fixtures	472,156	523,707
Leasehold improvements	774,261	800,796

	7,747,942	8,311,913
Accumulated depreciation	(6,606,177)	(7,349,507)

	$1,141,765	$962,406

      Included in fixed assets are assets under capital lease obligations in the amount of $251,404 and related accumulated depreciation of $163,538 and $202,686 at May 31, 2003 and 2004, respectively.

      Depreciation expense was $1,480,314, $1,168,238 and $743,331 for the years ended May 31, 2002, 2003 and 2004, respectively.

3.	Income Taxes

      The income tax benefit consists of the following:

	Year ended May 31,

	2002		2003		2004

Current income tax expense		$—		$—	$—
Deferred income tax expense		(1,479,656)		(535,867)	209,999
Change in valuation allowance		1,479,656		535,867	(9,222,661)

Total income tax benefit	$		$		$(9,012,662)

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

      Differences between income taxes computed by applying the U.S. federal income tax rate of 34% to pretax income are as follows for the years ended May 31:

	2002	2003	2004

Federal income tax expense (benefit) at statutory rate	$(1,450,600)	$(540,239)	$204,772
Permanent differences	(29,056)	4,372	5,227
Change in valuation allowance	1,479,656	535,867	(9,222,661)

Income tax expense (benefit)	$—	$—	$(9,012,662)

      Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax asses are as follows (in thousands):

	2003	2004

Deferred tax assets:
Current:
Reserves and allowances	$209,434	$193,271
Accrued vacation	48,364	72,429
Noncurrent:
Net operating loss carryforwards	8,125,274	7,729,513
Excess of book over tax depreciation	781,951	772,666
Stock compensation and warrant expense	38,639	222,005
Charitable contribution carryforwards	18,999	22,778

Deferred tax asset	9,222,661	9,012,662
Valuation allowance	(9,222,661)	—

Net deferred tax asset	$—	$9,012,662

      During the year ended May 31, 2004, the Company recorded a reduction of $9.2 million in the existing valuation allowance, as the Company believes it is more likely than not that it will generate sufficient taxable income in future years to utilize its deferred tax assets, including net operating loss carryforwards, within any applicable carryover periods.

      As of May 31, 2004, the Company had net operating loss carryforwards for federal income tax purposes of $22.9 million that are scheduled to expire between 2017 and 2023 if unused.

4.	Borrowing Arrangements

      In July 2002, the Company entered into a financing transaction with an institutional lender consisting of a $3.9 million loan for working capital and for repayment of its previous debt balances. During December 2002, the Company received an additional $1.1 million from the same lender. The combined notes are secured by the general assets of the Company.

      The lender also received warrants to purchase 162,260 shares of the Company’s Series C preferred stock at an exercise price of $4.16 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: seven-year contractual life, risk-free interest rate of 3.61% to 4.36%, stock price volatility of 62%, fair value of Series C preferred stock of $4.16 per share and no dividends over the expected life. A debt discount of $399,595 was recorded based on the warrants’ relative fair value and is being accreted as a component of interest expense over the

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

term of the note through July 2005. In connection with a new lending arrangement described further within this note, the Company accreted the remaining debt discount during May 2004.

      In May 2004, the Company entered into a new financing transaction with the same lender consisting of a $5.0 million loan for working capital requirements. The existing loan was cancelled, and the outstanding balance of $3.3 million was combined with additional proceeds of $1.7 million. The new note is secured by the general assets of the Company. Under terms of the agreement, the Company is required to maintain positive EBITDA for each fiscal quarter in which any portion of the loan is outstanding. The Company was in compliance with this covenant as of May 31, 2004.

      The lender also received warrants to purchase 10,000 shares of the Company’s common stock at an exercise price of $1.10 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: seven-year contractual life, risk-free interest rate of 4.27%, stock price volatility of 44%, and no dividends over the expected life. A debt discount of $66,803 was recorded based on the warrants’ relative fair value and is being accreted as a component of interest expense over the term of the note through April 2006.

      Long-Term Obligation — Long-term obligations consist of the following at May 31:

	2003	2004

Note payable with principal and interest payments at prime plus 4%, but at least 9% until maturity in July 2005	$5,000,000	$—
Note payable with interest only payments at prime plus 2.75%, but at least 7.75% through May 2005, principal and interest payments beginning in June 2005 until maturity in April 2006		5,000,000
Capital lease obligations with imputed interest rates ranging from 5.6% to 12% maturing through March 2006	90,672	51,664

	5,090,672	5,051,664
Less current portion	(2,122,341)	(34,563)

	$2,968,331	$5,017,101

      The Company recognized interest expense on related party notes of $27,617, $24,602 and $0 for the years ended May 31, 2002, 2003 and 2004, respectively.

      At May 31, 2004, scheduled payments on capital lease obligations and long-term debt are as follows:

	Capital
	lease	Long-term
	obligations	debt

2005	$34,563	$—
2006	17,101	5,000,000

	$51,664	$5,000,000

      During November 2000, in connection with a previous lending arrangement, the Company issued to a bank warrants to purchase 21,034 shares of Series C preferred stock at an exercise price of $8.32 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: seven-year contractual life, risk-free interest rate of 6.09%, stock price volatility of 60%, fair value of Series C preferred stock of $8.32 per share and no dividends over the expected life. The $45,369 fair value of the warrants was recorded as a deferred financing cost and was fully amortized as of May 31, 2002.

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

      Additionally, during November 2001, in connection with amendments to the same previous lending arrangement, the bank received warrants to purchase 20,000 shares of Series C preferred stock at an exercise price of $8.32 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: seven-year contractual life, risk-free interest rate of 4.42%, stock price volatility of 41%, fair value of Series C preferred stock of $8.32 per share and no dividends over the expected life. The $84,093 fair value of the warrants was recorded as a deferred financing cost and amortized into interest expense over the amended term of the LOC facility and was fully amortized as of May 31, 2003.

      Interest expense related to warrants totaled $61,313, $115,582 and $301,504 for the years ended May 31, 2002, 2003 and 2004, respectively.

5.	Commitments and Contingencies

      The Company leases buildings under noncancelable operating lease agreements with expiration dates through December 2008 and renewal options ranging from five to 10 years. One such lease provides for contingent rental increases based upon a base minimum rent plus a percentage of sales. This lease expired in January 2004 and no such percentage rent amounts were paid in the years ended May 31, 2002, 2003 and 2004. Certain of the Company’s leases contain fixed annual escalation clauses ranging from 1% to 3% which are included in table below. Rental expense totaled $585,154, $590,594 and $518,803 for the years ended May 31, 2002, 2003 and 2004, respectively.

      As of May 31, 2004, future annual minimum rental payments under noncancelable operating lease agreements are as follows for the years ending May 31:

Operating
leases

2005	$609,192
2006	609,055
2007	601,892
2008	436,685
2009	223,333

$2,480,157

      During June 2003, the Company moved substantially all of its distribution operations and related inventory previously located in Kirkland, Washington, to its existing facility located in Greensboro, North Carolina.

      Contingencies — From time to time, the Company is subject to contingencies resulting from legal proceedings and claims in the ordinary course of business. The Company is not currently aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its financial position or results of operations.

6.	Mandatorily Redeemable Convertible Preferred Stock

      The Company has designated the following series of mandatorily redeemable convertible preferred stock. All series of mandatorily redeemable convertible preferred stock are at $0.001 par value. In connection with the 1-for-1.51 reverse stock split of the Company’s common stock described in Note 10, the conversion ratio will be 1.51-to-1. The common shares issuable upon conversion listed in the tables

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

below have been restated to give effect to the 1.51-to-1 conversion ratio. Amounts at May 31, 2003 are as follows:

			Common shares
	Authorized	Shares	issuable upon		Liquidation
	shares	outstanding	conversion	Amount	preference

Series A mandatorily redeemable convertible preferred stock	1,500,005	1,500,005	993,396	$1,780,285	$1,800,006
Series B mandatorily redeemable convertible preferred stock	1,650,000	1,538,814	1,019,094	12,655,375	12,802,932
Series C mandatorily redeemable convertible preferred stock	2,503,846	1,627,649	1,077,926	12,775,994	13,542,040

	5,653,851	4,666,468	3,090,416	$27,211,654	$28,144,978

      Amounts at May 31, 2004 are as follows:

			Common shares
	Authorized	Shares	issuable upon		Liquidation
	shares	outstanding	conversion	Amount	preference

Series A mandatorily redeemable convertible preferred stock	1,500,005	1,500,005	993,396	$1,780,285	$1,800,006
Series B mandatorily redeemable convertible preferred stock	1,650,000	1,538,814	1,019,094	12,655,375	12,802,932
Series C mandatorily redeemable convertible preferred stock	2,503,846	1,699,765	1,125,685	13,608,122	14,142,045

	5,653,851	4,738,584	3,138,175	$28,043,782	$28,744,983

      Series A Mandatorily Redeemable Convertible Preferred Stock — Each share of Series A preferred stock is convertible at any time, at the option of the holder, into one share of common stock. Series A stock will be automatically converted into shares of common stock upon the earlier of the closing of a public offering with an offering price of no less than $12.00 per share and aggregate proceeds of at least $20 million or upon a vote to convert by holders of 67% of the outstanding Series A preferred stock.

Shares may be redeemed, at the option of the holder, at any time after September 30, 2005, at $1.20 per share plus any declared but unpaid dividends.

In the event of liquidation of the Company, the holders of Series A preferred stock will be entitled to receive, prior to any distributions to the common shareholders, an amount equal to $1.20 per share plus any dividends declared but unpaid.

      Series B Mandatorily Redeemable Convertible Preferred Stock — Series B preferred stock has the same rights and preferences as Series A preferred stock with the following exceptions:

Shares may be redeemed, at the option of the holder, at any time after September 30, 2005, at $8.32 per share plus any declared but unpaid dividends.

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

In the event of liquidation of the Company, the holders of Series B preferred stock will be entitled to receive, prior to any distributions to the common shareholders, an amount equal to $8.32 per share plus any dividends declared but unpaid.

Dividends of $0.6656 per share per annum are noncumulative and may be authorized and paid quarterly at the discretion of the Company’s Board of Directors (the “Board”).

      Series C Mandatorily Redeemable Convertible Preferred Stock — Series C preferred stock has the same rights and preferences as Series B preferred stock with the following exceptions:

In the event of liquidation of the Company, the holders of Series C preferred stock will be entitled to receive, prior to any distributions to the common stock or Series A or Series B shareholders, an amount equal to $8.32 per share plus any dividends declared but unpaid. After all preferred distributions are made each share of Series C preferred will share in any remaining distributions to common shareholders as if converted on a one-for-one basis.

      During the year ended May 31, 2001, in connection with the issuance Series C preferred stock, the Series C preferred shareholders also received warrants to purchase 72,116 shares of Series C preferred stock of the Company at $0.01 per share and warrants to purchase 300,481 shares of common stock at $0.01 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: 10-year contractual life, risk-free interest rates ranging from 4.57% to 6.03%, stock price volatility of 60%, fair value of Series C preferred stock of $8.32 per share and the fair value of common stock of $0.25 per share and no dividends over the expected life. The $565,505 fair value of the preferred warrants was recorded as a component of mezzanine equity. The $70,455 fair value of the common warrants was recorded as a component of shareholders’ equity (deficit).

      During November 2001, in connection with the issuance of Series C preferred stock, the Series C preferred shareholders also received warrants to purchase an additional 120,192 shares of Series C preferred stock at $0.01 per share. The $499,809 fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: 10-year contractual life, risk-free interest rate of 4.65%, stock price volatility of 41%, fair value of Series C preferred stock of $4.16 per share and no dividends over the expected life and was recorded as a component of mezzanine equity.

      During July 2002, $42,034 in notes payable to an existing preferred shareholder was converted into 5,052 shares of Series C preferred stock. Upon conversion, the holder also received warrants to purchase 5,052 shares of Series C preferred stock at $0.01 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: 10-year contractual life, risk-free interest rate of 4.85%, stock price volatility of 62%, fair value of Series C preferred stock of $4.16 per share and no dividends over the expected life and was recorded as a component of mezzanine equity.

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

      The following tables summarize information about mandatorily redeemable convertible preferred stock and preferred stock warrants for the years ended May 31, 2002, 2003 and 2004:

	Mandatorily redeemable

							Warrants to purchase
	Series A		Series B		Series C		Series C

	Shares	Amount	Shares	Amount	Shares	Amount	Warrants	Amount

Balance, June 1, 2001	1,500,005	$1,780,285	1,538,814	$12,655,375	1,502,405	$11,825,836	93,150	$617,343
Sale of Series C preferred stock					120,192	468,230
Issuance of Series C preferred stock warrants							140,192	583,902
Accretion of redemption value						195,539

Balance, May 31, 2002	1,500,005	1,780,285	1,538,814	12,655,375	1,622,597	12,489,605	233,342	1,201,245
Conversion of note payable to Series C preferred stock					5,052	21,025
Issuance of Series C preferred stock warrants							167,312	420,604
Accretion of redemption value						265,364

Balance, May 31, 2003	1,500,005	1,780,285	1,538,814	12,655,375	1,627,649	12,775,994	400,654	1,621,849
Accretion of redemption value						265,902
Exercise of Series C preferred stock warrants					72,116	566,226	(72,116)	(565,505)

Balance, May 31, 2004	1,500,005	1,780,285	1,538,814	12,655,375	1,699,765	13,608,122	328,538	1,056,344
Accretion of redemption value						66,476

Balance, August 31, 2004	1,500,005	$1,780,285	1,538,814	$12,655,375	1,699,765	$13,674,598	328,538	$1,056,344

      The discount on Series C preferred stock is being accreted on a straight-line basis, which does not vary significantly from the effective interest method, up to the earliest available redemption date of September 30, 2005 and common stock is reduced. If common stock is reduced to zero, remaining amounts are recorded against accumulated deficit.

      The following table summarizes the information related to outstanding warrants to purchase, on a one-for-one basis, shares of mandatorily redeemable convertible Series C preferred stock and common stock as follows at May 31:

	2002		2003		2004

		Exercise		Exercise		Exercise
	Warrants	price	Warrants	price	Warrants	price

Preferred Warrants	41,034	$8.32	41,034	$8.32	41,034	$8.32
			162,260	4.16	162,260	4.16
	192,308	0.01	197,360	0.01	125,244	0.01

Total	233,342		400,654		328,538

Common Warrants	199,233	$0.02	199,233	$0.02	6,622	$1.66

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

7.	Income (Loss) Per Share

      Basic net income (loss) per share is based on the weighted-average number of common shares outstanding. Diluted net income (loss) per share is based on the weighted number of common shares and common share equivalents outstanding. Common shares and common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants and the conversion of mandatorily redeemable convertible preferred stock, except when the effect of their inclusion would be antidilutive.

      The following table sets forth the computation of basic and diluted net income (loss) per share:

				Three months ended
	Year ended May 31,			August 31,

	2002	2003	2004	2003	2004

Net income (loss) available for common shareholders — basic	$(4,462,011)	$(1,854,303)	$9,226,528	$(687,787)	$174,494
Add: Accretion to preferred stock redemption value			265,902		66,476

Net income (loss) available for common shareholders — diluted	$(4,462,011)	$(1,854,303)	$9,492,430	$(687,787)	$240,970

Weighted average common shares outstanding	1,382,217	1,388,323	1,444,964	1,398,625	1,636,993
Basic net income (loss) per share	$(3.23)	$(1.34)	$6.39	$(0.49)	$0.11

Common share equivalents:
Dilutive effect of common stock options			300,457		340,610
Dilutive effect of common and preferred stock warrants			256,412		149,865
Dilutive effect of mandatorily redeemable convertible preferred stock			3,125,544		3,138,175

Weighted average common shares and common share equivalents	1,382,217	1,388,323	5,127,377	1,398,625	5,265,643
Diluted net income (loss) per share	$(3.23)	$(1.34)	$1.85	$(0.49)	$0.05

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

      The following is a summary of the weighted average securities during the respective periods that have been excluded from the calculation because the effect on net income (loss) would be antidilutive:

				Three months ended
	Year ended May 31,			August 31,

	2002	2003	2004	2003	2004

Mandatorily redeemable convertible preferred stock	3,049,561	3,090,141	—	3,090,416	—
Common stock options	342,585	554,307	79,291	617,447	3,976
Preferred stock warrants	110,638	251,226	—	265,338	—
Common stock warrants	198,996	198,996	—	198,996	—

	3,701,780	4,094,670	79,291	4,172,197	3,976

      The shares used in calculating the pro forma net income per share assume the conversion of the following mandatorily redeemable convertible preferred shares and warrants:

		Three months
	Year ended	ended
	May 31, 2004	August 31, 2004

Net income available for common shareholders	$9,226,528	$174,494
Add: Accretion to preferred stock redemption value	265,902	66,476

Net income (loss) available for common shareholders in calculation of pro forma basic and diluted net income per share	$9,492,430	$240,970

Weighted-average common shares outstanding	1,444,964	1,636,993
Plus conversion of mandatorily redeemable convertible preferred stock	3,125,544	3,138,175
Plus exercise and conversion of mandatorily redeemable convertible preferred stock warrants	95,253	144,036

Total weighted average shares outstanding used in computing pro forma net income per share	4,665,761	4,919,204
Dilutive effect of common stock options and warrants	461,616	346,438

Total common shares and common share equivalents	5,127,377	5,265,642

Pro forma basic net income per share	$2.03	$0.05

Pro forma diluted net income per share	$1.85	$0.05

8.	Stock Option Plan

      In July 1999, the Board adopted the 1999 Amended and Restated Equity Incentive Plan (the “1999 Plan”). A total of 1,340,000 shares of common stock was authorized for issuance under the 1999 Plan. Generally, options vest at the rate of 25% on the first anniversary of the grant and 25% each successive year until fully vested. Options granted under the 1999 Plan are exercisable over a period of time, not to exceed 10 years, designated by the Board and are subject to other terms and conditions as determined by the Board. When a stock award expires or is terminated before it is exercised, the shares become available for issuance under the 1999 Plan.

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

      The 1999 Plan permits the grant of options to directors, officers, employees, consultants, and advisors. Options may be either incentive stock options or nonqualified stock options. The 1999 Plan also permits the grant of stock bonuses and rights to purchase restricted stock.

      Stock option transactions are summarized as follows:

	2002		2003		2004

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Number of shares under option:
Outstanding — beginning of year	273,938	$4.09	539,902	$1.89	522,972	$1.68
Granted	335,827	0.38	81,940	0.41	306,303	0.82
Exercised	(8,404)	0.19	(3,106)	0.19	(46,608)	0.27
Cancelled or expired	(61,459)	3.64	(95,764)	1.85	(80,079)	2.02

Outstanding — end of year	539,902	1.89	522,972	1.68	702,588	1.36

Exercisable — end of year	233,070	2.94	319,871	2.32	366,334	1.91

      During the three months ended August 31, 2004, the Company granted 43,052 options at an exercise price of $12.08.

      Additional information regarding options outstanding as of May 31, 2004 is as follows:

		Weighted-
		average
		remaining
	Number	contractual	Number
Exercise prices	outstanding	life (in years)	exercisable

$ 0.15	41,065	3.6	41,065
0.33	100,009	7.6	73,266
0.41	145,256	7.9	88,651
0.53	266,235	8.6	85,684
1.66	53,314	9.6	—
1.72	23,181	9.8	4,636
7.55	69,552	5.3	69,056
14.72	3,976	5.5	3,976

	702,588		366,334

      For options granted during fiscal 2004, the Company determined the fair value of the underlying common stock using a retrospective valuation approach based on several factors, including market capitalizations of similar retailers and discounted cash flow modeling techniques. The valuations were performed by Company personnel and supported by a valuation report received from an independent valuation firm.

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

      Stock-based compensation is recorded in the Statements of Operations in the line item corresponding to the compensation for the option grantee. The Company recognized stock-based compensation expense in the respective periods, as follows:

				Three months ended
	Year ended May 31,			August 31,

	2002	2003	2004	2003	2004

Cost of sales	$—	$—	$8,191	$—	$5,028
Fulfillment			3,268		4,902
Selling and marketing			95,571	5,215	46,543
General and administrative	60,867	35,633	15,476		11,214

	$60,867	$35,633	$122,506	$5,215	$67,687

      During September 2004, the Company granted 124,511 stock options at an exercise price of $12.91. Based on the difference between the exercise price and the fair market value of the common stock on the date of grant, the Company recorded unearned compensation of $135,717.

9.	Employee Benefit Plan

      The Company sponsors a 401(k) Profit Sharing Plan (the “Plan”), which covers all eligible employees. The Plan is a qualified defined contribution plan in which all eligible employees may elect to have a percentage of their pretax compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. The Company can match contributions and provide profit sharing contributions. The Company made no such contributions during the years ended May 31, 2002, 2003 or 2004.

10.	Stock Split

      The Company has filed a registration statement with the Securities and Exchange Commission in anticipation of an initial public offering. In connection with this contemplated initial public offering, the Company effected a 1-for-1.51 reverse stock split of its common stock on October 15, 2004. All applicable share data in these financial statements have been restated to give effect to the reverse stock split.

11.	Restatement

      Subsequent to filing Amendment No. 1 to its Registration Statement on Form S-1, the Company’s management determined that unearned compensation related to common stock options granted to Company employees should be adjusted. For the purposes of calculating unearned compensation, the Company adjusted the fair value for its common stock at grant dates during the fiscal year ended May 31, 2004. As a result, the Company’s financial statements as of and for the year ended May 31,

CELEBRATE EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended May 31, 2002, 2003 and 2004

2004, have been restated from the amounts previously reported to reflect the changes in unearned compensation. The effect of the changes is as follows:

	May 31, 2004

	As
	previously
	reported	As restated

Balance Sheet
Common stock and additional paid-in capital	$—	$878,539
Unearned compensation	—	(934,350)
Accumulated deficit	(18,150,693)	(18,094,882)

	Year ended
	May 31, 2004

	As
	previously
	reported	As restated

Statement of Operations
Cost of sales	$26,565,723	$26,573,914
Fulfillment	6,623,752	6,627,020
Sales and marketing	12,738,104	12,833,675
General and administrative	4,620,964	4,636,440
Income from Operations	1,389,957	1,267,451
Net income (loss) before income taxes	602,274	479,768
Net income (loss) available for common shareholders	9,349,034	9,226,528
Net income (loss) per share:
Basic	6.47	6.39
Diluted	1.88	1.85

	Three months ended
	August 31, 2003

	As
	previously
	reported	As restated

Statement of Operations
Sales and marketing	2,800,419	2,805,634
Income (loss) from Operations	(464,853)	(470,068)
Net income (loss) before income taxes	(616,096)	(621,311)
Net income (loss) available for common shareholders	(682,572)	(687,787)

Storybook® Heirlooms

Storybook Heirlooms offers high-quality special occasion apparel and sportswear designed to let little girls be little girls. The mix of proprietary styles and boutique brands features beautiful fabrics and embellishments, as well as a full line of fine accessories.

Dressing Kids' Imaginations
COSTUME EXPRESS™
www.CostumeExpress.com

Costume Express features more than 120 high-quality costumes for Halloween and other year-round dress-up occasions. Each one is distinguished with a unique selection of creatively coordinated accessories.

Offers high-quality ’ special occasion girls and specialty apparel. Product mix includes our as well as third-party boutique Special occasion apparel focuses styled dresses for holidays and such as Christmas, ’s Day, Easter, weddings and rst communion. Broad selection of coordinated allows customers to create Product assortment Halloween and other- Selection includes our as well as third-party Proprietary in-house designs high-quality fabrics and Broad selection of coordinated allows customers to complete

2,857,200 Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

CIBC World Markets
Pacific Crest Securities

                        , 2004

Until                 , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

      Unless otherwise defined, all capitalized terms contained in this Part II shall have the meaning ascribed to them in the prospectus which forms a part of this Registration Statement. Celebrate Express, Inc. is sometimes referred to in this Part II as the “Registrant.”

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration and the NASD filing fees.

SEC Registration fee	$6,245
NASD filing fee	5,429
Nasdaq National Market initial listing fee	100,000
Printing and engraving	150,000
Legal fees and expenses	500,000
Accounting fees and expenses	350,000
Blue sky fees and expenses	10,000
Transfer agent fees	15,000
Miscellaneous	13,326

Total	$1,150,000

Item 14.	Indemnification of Directors and Officers

      Sections 25B.08.500 through 23.B.08.600 of the Washington Business Corporation Act (the “WBCA”) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for this purpose.

      Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. The registrant’s amended and restated articles of incorporation, (Exhibit 3.2 hereto) contains provisions for implementing, to the fullest extent permitted by Washington law, these limitations on a director’s liability to the registrant and its shareholders.

      The registrant has entered into certain indemnification agreements with its directors and certain of its officers, the form of which is attached as Exhibit 10.1 to this registration statement and incorporated herein by reference. The indemnification agreements provide the registrant’s directors and certain of its officers with indemnification to the maximum extent permitted by the WBCA.

      The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in this registration statement.

Item 15.	Recent Sales of Unregistered Securities

      (a) During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below:

(1) Since September 1, 2001 the Registrant granted stock options to purchase an aggregate of 1,282,606 shares of common stock at exercise prices ranging from $0.22 to $12.91 per share to employees, consultants, directors and other service providers pursuant to Celebrate Express, Inc.’s 1999 Amended and Restated Equity Incentive Plan as follows:

Number
of Shares	Exercise Price	Grant Date	Term	Reason for Issuances

214,500	$0.22	1/10/02	10 years	Compensatory/Incentive
292,400	$0.27	3/8/02	10 years	Compensatory/Incentive
123,700	$0.27	7/19/02	10 years	Compensatory/Incentive
280,000	$0.35	7/1/03	10 years	Compensatory/Incentive
67,000	$0.35	11/21/03	10 years	Compensatory/Incentive
80,500	$1.10	1/22/04	10 years	Compensatory/Incentive
35,000	$1.14	3/18/04	10 years	Compensatory/Incentive
38,000	$8.00	6/17/04	10 years	Compensatory/Incentive
27,000	$8.00	7/10/04	10 years	Compensatory/Incentive
124,506	$12.91	9/16/04	10 years	Compensatory/Incentive

(2) In an August 2001 debt financing transaction, Registrant issued and sold in exchange for $250,000 in cash promissory notes in an aggregate amount of $250,000 to ARCH Venture Fund IV, L.P., ARCH Entrepreneurs Fund, L.P., Advanced Technology Ventures V, L.P., ATV Entrepreneurs Fund V, L.P., Sigma Partners IV, L.P., Sigma Associates IV, L.P. and Sigma Investors IV, L.P. In November 2001, the indebtedness represented by these promissory notes was cancelled and applied as partial payment for the purchase by such investors of Series C preferred stock as described in paragraph (3) below.

(3) In a November 2001 equity financing transaction, Registrant sold to ARCH Venture Fund IV, L.P., ARCH Entrepreneurs Fund, L.P., Advanced Technology Ventures V, L.P., ATV Entrepreneurs V, L.P., Sigma Partners IV, L.P., Sigma Associates IV, L.P. and Sigma Investors IV, L.P. an aggregate of 120,192 shares of Series C preferred stock at a price per share of $8.32 for a total purchase price of $999,997.44. The purchase price for these shares was paid partly in cash and partly through cancellation of the indebtedness represented by the promissory notes described in paragraph (2) above.

(4) In a November 2001 equity financing transaction, Registrant issued to ARCH Venture Fund IV, L.P., ARCH Entrepreneurs Fund, L.P., Advanced Technology Ventures V, L.P., ATV Entrepreneurs V, L.P., Sigma Partners IV, L.P., Sigma Associates IV, L.P., and Sigma Investors IV, L.P. 10-year warrants to purchase up to an aggregate of 120,192 shares of Series C preferred stock an exercise price per share of $0.01 in consideration for and in connection with these holders’ purchase of our Series C preferred stock as described in paragraph (3) above.

(5) In November 2001, Registrant issued a six-year warrant to purchase up to 20,000 shares of Series C preferred stock to Comerica Bank — California at an exercise price per share of $8.32 as partial consideration for its lending services.

(6) In a December 2001 debt financing transaction, Registrant issued and sold in exchange for $42,034 in cash a promissory note to Wade Woodson. In June 2002, the indebtedness represented by this note was cancelled and applied as payment for the purchase by such investor of Series C preferred stock as described below.

(7) In June 2002, Registrant issued and sold to Wade Woodson an aggregate of 5,052 shares of Series C preferred stock at a price per share of $8.32 in exchange for the cancellation of the indebtedness represented by the $42,034 promissory note described above.

(8) In June 2002, Registrant issued to Wade Woodson a 10-year warrant to purchase up to 5,052 shares of Series C preferred stock at an exercise price per share of $0.01 as consideration for the conversion of the promissory note described above.

(9) In July of 2002, Registrant issued a seven-year warrant to purchase up to 162,260 shares of Series C preferred stock to ORIX USA Corporation at an exercise price per share of $4.16 as partial consideration for its lending services.

(10) In May of 2004, Registrant issued a seven-year warrant to purchase up to 10,000 shares of common stock to ORIX Venture Finance, LLC at $1.10 per share as partial consideration for its lending services.

      (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

      The issuances described above do not reflect a 1-for-1.51 reverse stock split of the common stock which was effected on October 15, 2004. The issuances described in Items 15(a)(2) through (10) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us. The recipients of securities in each of the transactions referred to in Items 15(a)(2) through (4) and (6) through (8) purchased the Registrant’s securities in a financing transaction in which these recipients performed customary due diligence by requesting and receiving business-, financial- and securities-related materials and information relating to the Registrant. The recipients of securities in each of the transactions referred to in Items 15(a)(5), (9) and (10) purchased the Registrant’s securities pursuant to a commercial lending transaction in which these recipients performed customary due diligence by requesting and receiving business-, financial- and securities-related materials and information relating to the Registrant. The issuances described in Item 15(a)(1) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

1.1	**	Form of Underwriting Agreement
3.1	**	Restated Articles of Incorporation, as amended
3.2	**	Form of Amended and Restated Articles of Incorporation to be effective on the closing of the offering made pursuant to this Registration Statement
3.3	**	Bylaws of the Registrant
3.4	**	Form of Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement
4.1	**	Form of Registrant’s Common Stock Certificate
4.2	**	Amended and Restated Investors’ Rights Agreement dated November 15, 2001, by and among Registrant and the investors named therein
5.1		Opinion of Heller Ehrman White & McAuliffe LLP
10.1	**	Form of Indemnity Agreement to be entered into by the Registrant and each of its directors and executive officers
10.2	**	2004 Amended and Restated Equity Incentive Plan and forms of agreements thereunder
10.3	**	Employee Stock Purchase Plan
10.4	**	Loan and Security Agreement, dated May 21, 2004, by and between the Registrant and ORIX Venture Finance, LLC and agreements thereunder
10.5	**	Lease agreement between Registrant and Highwoods Realty Limited Partnership dated November 12, 1999
10.6	**	First Amendment to Lease between Registrant and Highwoods Realty Limited Partnership dated June 14, 2004
10.7	**	Lease agreement between Registrant and Queen Investment Company dated October 1, 2003
10.8	**	Lease Amendment No. 1 between Registrant and Queen Investment Company dated March 3, 2004
10.9	**	Retainer Plan for non-employee directors

23.1		Consent of Deloitte & Touche LLP, an Independent Registered Public Accounting Firm
23.2		Consent of Heller Ehrman White & McAuliffe LLP (see Exhibit 5.1)
24.1	**	Powers of Attorney (see Page II-5 of the Registration Statement)

** Previously filed.

     (b)     Financial Statement Schedules

      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

      The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Washington Business Corporation Act, the Amended and Restated Articles of Incorporation or the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kirkland, King County, State of Washington, on October 15, 2004.

CELEBRATE EXPRESS, INC.

By:	/s/ MICHAEL K. JEWELL

Michael K. Jewell
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ MICHAEL K. JEWELL Michael K. Jewell		Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	October 15, 2004

/s/ DARIN L. WHITE Darin L. White		Vice President, Finance and Secretary (Principal Financial and Accounting Officer)	October 15, 2004

* Keith Crandell		Director	October 15, 2004

* Ronald A. Weinstein		Director	October 15, 2004

* Tim McGarvey		Director	October 15, 2004

* Jack Sansolo, Ph.D.		Director	October 15, 2004

* Jean Reynolds		Director	October 15, 2004

*By:	/s/ DARIN L. WHITE Darin L. White Attorney-in-fact

INDEX TO EXHIBITS

1.1	**	Form of Underwriting Agreement
3.1	**	Restated Articles of Incorporation, as amended
3.2	**	Form of Amended and Restated Articles of Incorporation to be effective on the closing of the offering made pursuant to this Registration Statement
3.3	**	Bylaws of the Registrant
3.4	**	Form of Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement
4.1	**	Form of Registrant’s Common Stock Certificate
4.2	**	Amended and Restated Investors’ Rights Agreement dated November 15, 2001, by and among Registrant and the investors named therein
5.1		Opinion of Heller Ehrman White & McAuliffe LLP
10.1	**	Form of Indemnity Agreement to be entered into by the Registrant and each of its directors and executive officers
10.2	**	2004 Amended and Restated Equity Incentive Plan and forms of agreements thereunder
10.3	**	Employee Stock Purchase Plan
10.4	**	Loan and Security Agreement, dated May 21, 2004, by and between the Registrant and ORIX Venture Finance, LLC and agreements thereunder
10.5	**	Lease agreement between Registrant and Highwoods Realty Limited Partnership dated November 12, 1999
10.6	**	First Amendment to Lease between Registrant and Highwoods Realty Limited Partnership dated June 14, 2004
10.7	**	Lease agreement between Registrant and Queen Investment Company dated October 1, 2003
10.8	**	Lease Amendment No. 1 between Registrant and Queen Investment Company dated March 3, 2004
10.9	**	Retainer Plan for non-employee directors
23.1		Consent of Deloitte & Touche LLP, an Independent Registered Public Accounting Firm
23.2		Consent of Heller Ehrman White & McAuliffe LLP (see Exhibit 5.1)
24.1	**	Powers of Attorney (see Page II-5 of the Registration Statement)

**	Previously filed.